As confidentially submitted to the Securities and Exchange Commission on October 28, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ramaco Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1220	00-0000000
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

250 West Main Street, Suite 210

Lexington, Kentucky 40507

859-244-7455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall W. Atkins

Executive Chairman

250 West Main Street, Suite 210

Lexington, Kentucky 40507

859-244-7455

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams E. Ramey Layne Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Justin F. Hoffman Kirkland & Ellis LLP 600 Travis Street, Suite 3300 Houston, Texas 77002 (713) 835-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$

(1)	Includes shares of Class A common stock to be sold upon exercise of the underwriters’ option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Metallurgical Coal Properties to be Operated by Ramaco Resources, Inc.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2016

             Shares

Ramaco Resources, Inc.

Class A Common stock

This is the initial public offering of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We are selling              shares of Class A common stock and the selling stockholders are selling              shares of Class A common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

The initial public offering price of the Class A common stock is expected to be between $         and $             per share. We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “METC.”

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from the selling stockholders at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses, to Issuer	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters expect to deliver the shares of Class A common stock against payment on or about                             .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Certain information included in this prospectus, including information regarding the characteristics and status of the domestic and international coking coal markets, coking coal price trends and projected prices, is based on a Coking Coal Overview dated October 7, 2016 prepared for us by Doyle (defined below). Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. Please read “Industry” for additional information on the coal industry.

Certain Terms Used in this Prospectus

All references in this prospectus to:

•	“Ramaco Resources,” the “Company,” “us,” “we,” “our,” or “ours” or like terms when used in the present tense or prospectively refer to Ramaco Inc. and its subsidiaries, including Ramaco Development; and when used in the historical context refer to Ramaco Development and its subsidiaries;

•	“Atkins” refer to Randall Atkins, our Executive Chairman;

•	“Bauersachs” refer to Michael Bauersachs, our President and Chief Executive Officer;

•	“Cardno” refer to Cardno MM&A, independent mining engineers;

•	“Doyle” refer to Doyle Trading Consultants, LLC;

•	“Existing Owners” refer collectively to Yorktown, Atkins, Bauersachs and the ECP Funds;

•	“ECP” and “Energy Capital Partners” refer to Energy Capital Partners Mezzanine, LLC and its parallel and co-investment funds;

•	“ECP Funds” refer collectively to Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP and ECP Mezzanine B (Ramaco IP), LP, each of which is an investment fund affiliated with ECP;

•	“Ramaco Development” refer to Ramaco Development, LLC;

•	“Ramaco Inc.” refer to Ramaco Resources, Inc., and not any of its subsidiaries;

•	“Ramaco, LLC” refer to Ramaco, LLC, an entity controlled by Yorktown IX, Atkins and Bauersachs;

•	“Yorktown” refer collectively to Yorktown Energy Partners IX, L.P. (“Yorktown IX”), Yorktown Energy Partners X, L.P. (“Yorktown X”) and Yorktown Energy Partners XI, L.P. (“Yorktown XI”), each of which is an investment fund affiliated with Yorktown Partners LLC; and

•	“Weir” refer to Weir International, Inc., mining, geology and energy consultants.

Coal Reserve Information

Reserves are defined by the Securities and Exchange Commission (the “SEC”) Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are further classified as proven or probable according to the degree of certainty of existence. In determining whether our reserves meet this standard, we take into account, among other things, our potential ability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory

ii

requirements and obtaining or renewing mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economic recoverability of our reserves is based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economically recoverable varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economically recoverable at a price in excess of our cash costs to mine the coal and fund our ongoing replacement capital. The reserves in this prospectus are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated). The terms and criteria utilized to estimate reserves for this study are based on United States Geological Survey Circular 891 and in general accordance with SEC Industry Guide 7, and are summarized as follows:

•	Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	Probable (Indicated) Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

The information included in this prospectus regarding estimated quantities and quality of our proven and probable coal reserves is based on estimates included in the reports listed below. Such information is included in this prospectus in reliance upon the authority as experts in these matters of the firms that have issued such reports as indicated in this list:

•	Cardno evaluation report dated October 31, 2014 on our Elk Creek properties located in Logan, Wyoming and Mingo Counties, West Virginia;

•	Weir International, Inc. Berwind Property Reserve and Resource Study dated October 26, 2016, relating to our reserves in McDowell County, West Virginia and Buchanan and Tazewell Counties, Virginia; and

•	Weir International, Inc. Mathies Property Reserve Study dated September 18, 2015, relating to our reserves in Washington County, Pennsylvania.

Please read “Business—Summary Reserve Data” for additional information regarding our reserves.

In addition, we commissioned Weir to independently review and assess the reasonableness of the mine plans for our development of the mining operations at our Elk Creek, Berwind and RAM Mine reserves and the economic feasibility of the mining operations planned for our Elk Creek reserve.

•	Reasonableness Review Study Elk Creek Mining Operations October 2016 (dated October 26, 2016);

•	Reasonableness Review Berwind Property Mining Operations October 2016 (dated October 26, 2016); and

•	Reasonableness Review RAM No. 1 Mining Operation October 2016 (dated October 26, 2016).

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $         per common share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Ramaco Inc., the issuer in this offering, is a holding company formed to own an interest in, and act as the sole managing member of, Ramaco Development. Following this offering, Ramaco Inc. will be responsible for all operational, management and administrative decisions relating to Ramaco Development’s business and will consolidate the financial results of Ramaco Development and its subsidiaries. Ramaco Development is our predecessor for financial reporting purposes. Accordingly, our historical financial statements are those of Ramaco Development. All references in this prospectus to tons refer to short tons, unless otherwise indicated.

Our Company

Overview

We are a developer of high-quality, low-cost metallurgical coal in central and southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We have a fully financed, near-term development portfolio of four long-lived projects: Elk Creek, Berwind, RAM Mine and Knox Creek. We believe each of these projects possesses geologic and logistical advantages that will make our coal among the lowest delivered-cost U.S. domestic metallurgical coal to a majority of our domestic target customer base, U.S.-based blast furnace steel mills and U.S.-based coke plants, as well as international metallurgical coal consumers.

We expect to achieve initial commercial production of metallurgical coal in the first quarter of 2017. We expect this to result in annual production of 1.1 million clean tons of metallurgical coal in 2017 and expect to reach full production of 4.4 million clean tons in 2022. Please see “Business—Production Forecast Detailed Summary.” We believe that we will be able to take advantage of recent increases in U.S. and global benchmark coking coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

Metallurgical Coal Industry

Metallurgical coal (also referred to as coking coal) is used to make metallurgical coke, a key input in the blast furnace steel-making process. As reported by Doyle, in 2015, the U.S. produced 65 million tons of metallurgical coal to serve North American customers as well as the seaborne export coal market. According to Doyle, the total North American demand for metallurgical coal is approximately 20 to 21 million tons, with more than 90%, or 18.9 million tons, serving the U.S. market, approximately 1.0 to 2.0 million tons going to Canada and a small fraction being exported to Mexico. Canada has approximately 4.6 million tons (4.2 million metric tons) of demand for coking coal; however, it is largely supplied by Canadian coking coal producers. U.S. coking coal primarily is produced from underground mines located in the Northern Appalachia, Central Appalachia, and Southern Appalachia coal basins. Due to logistical advantages, North American metallurgical coal producers supply all of the requirements of the North American steel industry and coke makers as imported coal has historically been uneconomic due to transportation costs. Supply in excess of what can be consumed in the U.S. and Canada is exported to the seaborne market.

As reported by Doyle, the U.S. is the second largest global supplier to the seaborne coking coal market with 46.3 million tons exported in 2015. Due to geographic advantages, the U.S. exports primarily serve Europe and South America. According to Doyle, Europe accounted for 23 million tons, or nearly half of the 46.3 million tons exported by U.S. metallurgical coal producers in 2015.

The following chart reflects the decline and recent uptick in the global benchmark coking coal price since 2010, as reported by EIA and Doyle. Premium global coal benchmark prices have rebounded significantly since early 2016, rising from $81 per MT in January to March 2016 to $200 per MT in October to December 2016. U.S. export realizations often lag big moves in global coking coal prices by one to two quarters since certain U.S. export tonnage is priced on a longer-term contract basis. U.S. producers had little tonnage available to capitalize on the $200 per MT global coking coal benchmark for the fourth quarter of 2016, but are expected to realize a significant uptick in prices when first quarter 2017 export business is booked. For a more extensive discussion of the metallurgical coal industry, see “Industry.”

Global Benchmark Coking Coal Price (1)(2)

(1)	Coking coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over the ensuing three month period, but excludes spot transactions or index-based sales.
(2)	Global benchmark prices given through December 2016; U.S. average prices given through June 2016.

Current Projects

Elk Creek

We expect our Elk Creek project in southern West Virginia to begin production in the first quarter of 2017. When we acquired the Elk Creek project in 2012, the rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted, deep mines. We also acquired significant existing surface contour benches, which will enable surface and highwall mining.

The Elk Creek property contains 18 seams we have targeted for production. All contain high-quality metallurgical coal, are accessible above drainage and contain high-fluidity, high volatile metallurgical coals. We expect Elk Creek to produce approximately 925,000 clean tons of high volatile metallurgical coal in 2017 from two underground continuous-miner room-and-pillar operations and one surface contour and highwall miner operation in 2017 and an average of approximately 2.7 million tons per year from 2018 to 2027. Because of our expected clean tons per foot (“CTPF”) for our deep mines, our low mining ratio for surface mines and highly productive highwall miner production, we expect our Elk Creek project will have a significantly lower cash cost-of-production per ton than many of our Appalachian metallurgical coal competitors.

Berwind

Our Berwind coal reserve sits on the border of West Virginia and Virginia and is well-positioned to fill the anticipated market for low volatile coals as a result of its coal quality, above average seam height and close proximity to the coke-producing facilities of SunCoke Energy, Inc. (“SunCoke”), a key potential customer. The Berwind coal reserve is presently in the mine planning and permitting process with the permit application process scheduled for completion in late 2016 and permit issuance anticipated in early 2017. We expect to begin production at the Berwind coal reserve in 2017 and expect to produce approximately 930,000 clean tons per year from 2018 to 2027.

Knox Creek

In July 2016, we acquired from Alpha Natural Resources, Inc. (“Alpha”) (i) a preparation plant and coal-loading facility along with a refuse impoundment and (ii) an idle mine at its Knox Creek operations (the “Knox Creek Acquisition”). We do not intend to resume mining operations at the currently idle mine. However, we are evaluating the feasibility of a potential metallurgical deep mine in the Jawbone seam of coal, which would be accessed through the same portal and slope as the idle mine. Assuming the Jawbone seam mine meets our economic and geologic thresholds for development, we anticipate initial production to begin at Knox Creek in 2017 and are currently developing our mine plan for the Jawbone Seam.

At the Knox Creek preparation plant and loading facility, we are currently conducting coal-washing services for a third party, for a per-ton processing and loading fee pursuant to a contract where we will process approximately 95,000 raw tons of third-party coal monthly through February 2017, generating revenue of approximately $440,000 per month. Once our mines are in production, we will process and load coal mined from our Berwind coal reserve and from the Knox Creek Jawbone seam mine at this facility. In October 2016, we also began processing coal purchased from third parties in the Knox Creek preparation plant for sale for our own account through RAMACO Coal Sales, LLC, our wholly-owned subsidiary.

RAM Mine

Our RAM Mine project is located in southwestern Pennsylvania and is scheduled for initial production in 2019. We are awaiting a permit for this mine, which we expect to receive in 2017. Production of high volatile coal from the Pittsburgh seam will be from a single continuous-miner room-and-pillar underground operation. Upon commencement of mining, we anticipate that the mine will produce approximately 130,000 clean tons in the initial year of production, and thereafter will produce approximately 540,000 clean tons per year over an estimated 10 year mining life. We believe the coal thickness, quality and proximity to market, and projected production efficiency of this project will provide us with an advantage against our competitors. The Pittsburgh seam, in close proximity to Pittsburgh area coke plants, has been a key feedstock for coke facilities for decades.

Summary Reserve Data

The reserves available to us by lease or right to lease from Ramaco, LLC are summarized by project in the table below. All reserves listed for our Elk Creek, Berwind and RAM Mine properties are controlled by Ramaco, LLC. We lease and sublease approximately 110.3 million tons of those reserves controlled by Ramaco, LLC at our Elk Creek, Berwind and RAM Mine properties, excluding approximately 2.4 million tons at our Elk Creek property that are subleased to a third party by Ramaco, LLC under a pre-existing lease. In addition, we have the right to lease approximately 40.9 million additional tons of reserves controlled by Ramaco, LLC, pursuant to mutual cooperation agreements. The clean recoverable tons at our Knox Creek project are controlled by RAMACO Resources Land Holdings, LLC, a subsidiary of Ramaco Development. See “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates” for a description of the mutual cooperation agreements which contain this right to lease.

			Reserves(1) Clean Recoverable Tons (in hundred- thousands)						Estimated Full Production 2022 (tons in thousands)(2)		Anticipated Production Start Date	Projected Mine Life (years)	Deep Mine Clean Tons per Foot		Surface Mining Ratio(3)	Surface Effective Mining Ratio(4)	Est Cost of Production ($/ton)(5)		Typical Met Coal Quality(6)	Transpor- tation
	Location	Mining Method	Proven		Probable		Total
Elk Creek	Logan, Wyoming and Mingo Counties, WV	Underground, Highwall, Surface	50.8		25.1		75.9	(9)	2,865		1Q 2017	20+	3.06		12.74	6.15	$58.67		High Volatile A, A/B, B, C	CSX RR, Norfolk Southern RR, Truck
Berwind	McDowell County, WV, Buchanan and Tazewell Counties, VA	Underground	45.0		27.1		72.1		948		2Q 2017	20+	2.84		—	—	76.15		Low Volatile	Truck, Norfolk Southern RR
RAM Mine	Washington County, PA	Underground	2.0		3.6		5.6		538		2019	10	4.22		—	—	47.95		High Volatile C	Norfolk Southern RR, Truck, Barge
Knox Creek	Buchanan, Tazewell and Russell Counties, VA	Underground	—	(7)	—	(7)	—	(7)	—	(8)	2017	20+	—	(7)	—	—	—	(7)	High Volatile A	Truck, Norfolk Southern

Total			97.8		55.8		153.6		4,351

(1)	Reserves for the Berwind and RAM Mine projects are based upon the Weir International, Inc. (i) Berwind Property Reserve and Resource Study dated October 26, 2016 and (ii) reserve study of Ramaco, LLC’s Mathies (RAM Mine) property in Washington County, Pennsylvania, dated September 18, 2015. Reserves for the Elk Creek property are given as of December 31, 2013, based upon the Cardno evaluation of coal seams on Ramaco, LLC’s Elk Creek property dated October 31, 2014. We cannot currently classify the clean recoverable tons at our Knox Creek project as reserves. Our clean recoverable tons associated with our Knox Creek project may be upgraded to proven and probable once mine plan studies that support economical mining of the tonnage are developed. Clean recoverable tons are based upon 50% underground mining recovery, theoretical preparation plant yield at appropriate specific gravities and 95% preparation plant efficiency.
(2)	Estimated Full Production reflects our estimated annual production in 2022. Please See “Business—Production Forecast Detailed Summary.”
(3)	Surface Mining Ratio is calculated by dividing bank cubic yards by clean recoverable surface tons.
(4)	Surface Effective Mining Ratio is calculated by dividing bank cubic yards by clean recoverable surface tons plus highwall miner tons.
(5)	Cost of Production reflects a total cash cost of production over the initial 10 years of each project.
(6)	Volatiles refers to the volatile matter contained in the coal. Classification of coal as low, mid or high volatile refers to the specific volatile content within the coal, with coals of 17% to 22% volatiles being classified as low volatile, 23% to 31% as mid volatile and 32% or greater as high volatile. The amount of volatile matter in coal impacts coke yield—the amount of coke and coke by-products produced per ton of coal charged. Low volatile coal contains more carbon, but too much carbon can result in coke oven damage. Too much volatile matter results in less carbon and reduces the volume of coke produced. Therefore, coke producers use blends of high volatile and low volatile coals for coke production. See “Industry” for more information.
(7)	We cannot currently classify the clean recoverable tons at our Knox Creek project as reserves. However, such tonnage may be classified as proven or probable once mine plan studies that support economical mining of such tonnage are developed.
(8)	Knox Creek planned production forecast is currently being finalized.
(9)	Includes approximately 2.4 million tons at our Elk Creek property that are leased to a third party by Ramaco, LLC.

Production Plans

We expect that we will be required to expend $149.2 million to fully develop our current projects, of which $105.7 million will be spent through December 31, 2018. We expect to fund our capital expenditures primarily with cash on hand (excluding the proceeds from this offering) and cash flow from operations, however we may seek additional sources of financing, including revolving credit arrangements. The majority of our capital expenditure budget through 2018 is focused on the development of our Elk Creek, Berwind, RAM Mine and Knox Creek projects with a goal to have the projects fully developed by 2022. We expect to commence production from our initial Elk Creek mine in southern West Virginia in the first quarter of 2017 and begin production at our Berwind property in the second half of 2017.

A summary of our planned production forecast for the first six years of operations is presented in the table below. The foregoing are estimates based on the data available to us today. We cannot guarantee that we will achieve such results. See “Risk Factors” for a discussion of important risks facing our business.

Project(1)	2017	2018	2019	2020	2021	2022
	(in thousands)
Elk Creek
Underground	559	1,327	1,273	1,250	1,413	1,442
Surface	195	602	631	639	659	694
Highwall	172	647	724	724	741	728

Total Elk Creek	925	2,577	2,627	2,614	2,813	2,865
Berwind
Underground	161	194	679	923	902	948
Ram No. 1 Mine
Underground	—	—	132	538	538	538
Knox Creek(2)
Underground	—	—	—	—	—	—

Total	1,087	2,771	3,438	4,074	4,253	4,351

(1)	Clean saleable tons.
(2)	Knox Creek planned production forecast is currently being finalized.

Forecasted production amounts are based in part on the proven and probable coal reserves disclosed in this prospectus and in part on smaller amounts of additional coal deposits, which are not disclosed in this prospectus, that we control but that do not meet the SEC’s standards for classification as proven or probable reserves, including amounts we may mine in the Jawbone seam of our Knox Creek property. See “Business—Projected Costs and Productivity” for a discussion of additional factors considered and assumptions made in developing our production forecasts.

Weir conducted a reasonableness review of our proposed mining operations at Elk Creek, Berwind and RAM Mine. In conducting its review, Weir reviewed and evaluated drilling data, mine maps, property control, mine plan, operating and capital costs and production and productivity projections provided by Ramaco Inc. in making its determination as to the reasonableness of our mining plans in each of our project areas. Weir determined that our projected production, productivity, staffing, operating costs and capital expenditures for our proposed mining operations are adequate and reasonable. Please see “Business—Production Forecast Detailed Summary” and “Business—Certain Factors and Assumptions.”

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Pure-play metallurgical coal producer with high quality, long-lived reserves. We believe that, upon commencing production in the first quarter of 2017, we will be one of the few pure-play metallurgical coal producers in the U.S. As of October 2016, we control, either by lease or preferential rights to lease, a reserve base of approximately 153.6 million tons of attractive high, mid and low volatile metallurgical coal supporting an identified mine plan across our portfolio well in excess of 20 years.

•	Advantaged geology and logistics will enable us to be one of the lowest cost U.S. metallurgical coal producers. Our reserves present advantaged geologic characteristics such as relatively thick coal seams at our deep mines, low effective mining ratio at our surface mines, and desirable metallurgical coal quality. Furthermore, a majority of our coal seams are accessible near, or above, drainage, thereby reducing up-front development costs. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production substantially below most U.S. domestic metallurgical coal producers. In addition, our mines are strategically located in close proximity to our prospective customers or to distribution networks. We believe these locations, transportation and other logistical characteristics will provide a competitive delivered-cost advantage over our potential competitors.

•	Fully financed, low-risk development portfolio. We currently have approximately $80 million cash on hand. The first phase of our development plan includes achieving initial production at our Elk Creek, Knox Creek, and Berwind projects. We expect to finish this phase by the third quarter of 2017 and anticipate that our remaining available cash, along with cash flow from operations, will allow us to fully fund the next phases of development at our projects through 2020, which includes achieving initial production at our RAM Mine in 2019.

•	Strong balance sheet with limited liabilities. As a recently formed coal company, we do not have any legacy employee liabilities, such as pensions, that are typically associated with well-established coal companies. Furthermore, we will have no debt on our balance sheet and modest environmental and reclamation obligations. We believe these advantages, coupled with our favorable geology, will allow us to maintain a lower overall cost of production compared to many of our competitors.

•	Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating metallurgical coal mines in Appalachia under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations. Since 2011, the management team has successfully acquired four high-quality metallurgical properties and have added additional reserves through targeted exploration programs and the acquisition of additional adjacent properties.

Business Strategies

Our primary business objective is to grow shareholder value. We intend to accomplish this objective by executing the following business strategies:

•

Complete the development of our project portfolio and achieve annual production of 4.4 million clean tons of metallurgical coal by 2022. We are presently developing our Elk Creek, Berwind, RAM Mine and Knox Creek projects and expect to have the projects fully developed by 2022. Once these projects are complete, we expect to achieve annual production of approximately 4.4 million clean tons of primarily high volatile and low volatile metallurgical coal in 2022. Please see “Business—

Production Forecast Detailed Summary.” We expect to market our coal primarily to U.S.-based blast furnace coal mills and U.S.-based coke plants, as well as to export markets in the Atlantic basin. We believe that we will be able to take advantage of recent increases in U.S. and global benchmark coking coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

•	Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and acquiring high-quality metallurgical coal reserves at attractive valuations. The properties we have acquired and/or leased are geologically and/or logistically advantaged. Once acquired, management has shown success in the prompt exploration and permitting of new mines and the building of long-lived resources via complementary, tack-on acquisitions. For example, recently in July 2016 we acquired our Knox Creek project from Alpha while Alpha was in Chapter 11 bankruptcy. We intend to continue to pursue similar opportunities within the metallurgical coal industry.

•	Develop geologically advantaged properties in a down market cycle to allow us to take advantage of higher availability of equipment and skilled labor at reduced costs. We expect that the cost to construct our infrastructure will be attractive due to the lack of competing projects in the Appalachian coal market. Although the metallurgical coal prices have increased from their recent lows, overall coal production in our operating basins remains at historic lows and mine closures in the region over the past two years provide access to a skilled labor force. Therefore, we expect to have access to high quality, low-cost mining equipment and personnel. The challenged financial status of many of our competitors also provides us the opportunity to acquire additional properties or operations at what we believe to be reasonable prices.

•	Conservative financial strategy. We intend to utilize minimal amounts of bank debt, primarily revolving credit arrangements for working capital management, and to fund our future production and acquisition activities primarily from operating cash flow. When market conditions are appropriate, we expect to use operating cash flow to fund expansion, and when market conditions are not appropriate we expect to otherwise use our operating cash flow to maximize shareholder value.

Recent Development

Convertible Preferred Securities

On August 31, 2016, Ramaco Development entered into a securities purchase agreement (the “Series A SPA”) with ECP and Yorktown whereby ECP and Yorktown collectively purchased 4.5 million Series A Convertible Preferred Units for total aggregate consideration of $90 million. Upon the closing of this offering, the Series A Convertible Preferred Units will convert into a single class of RD Units, which will then be exchanged for an equal number of newly issued shares of our Class A common stock.

Corporate Reorganization

Corporate Restructuring

Ramaco Inc. was incorporated as a Delaware corporation by Ramaco Development in October 2016. Following this offering and the reorganization transactions described below, Ramaco Inc. will be a holding company whose sole material asset will consist of a membership interest in Ramaco Development. Ramaco Development owns all of the equity interests in the operating subsidiaries through which we operate our assets. After the consummation of the transactions described in this prospectus, Ramaco Inc. will be the sole managing member of Ramaco Development, will be responsible for all operational, management and administrative decisions relating to Ramaco Development’s business and will consolidate the financial results of Ramaco

Development and its subsidiaries. The Limited Liability Company Agreement of Ramaco Development will be amended and restated as the Third Amended and Restated Limited Liability Company Agreement of Ramaco Development (the “Ramaco Development Agreement”) to, among other things, admit Ramaco Inc. as the sole managing member of Ramaco Development LLC.

In connection with this offering,

•	all of the membership interests in Ramaco Development (including all of the Series A Convertible Preferred Units) held by the Existing Owners will be converted into a single class of units of Ramaco Development (“RD Units”), using an implied equity valuation for Ramaco Development prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Ramaco Development. See “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates” for additional information on the Series A Convertible Preferred Units;

•	certain of the Existing Owners, including the ECP Funds, will transfer all of their RD Units to Ramaco Inc. in exchange for an equal number of newly issued shares of Class A common stock;

•	certain of the Existing Owners, including Yorktown, will transfer a portion of their RD Units to Ramaco Inc. in exchange for an equal number of newly issued shares of Class A common stock and will continue to own a portion of the RD Units following this offering;

•	Ramaco Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•	Ramaco Inc. will issue and contribute shares of its Class B common stock and all of the net proceeds of this offering to Ramaco Development in exchange for a number of additional RD Units equal to the number of shares of Class A common stock issued to the purchasers in this offering; and

•	Ramaco Development will distribute to each of the Existing Owners that owns RD Units immediately following the completion of this offering (collectively, the “RD Unit Holders”), one share of Class B common stock for each RD Unit such RD Unit Holder holds.

Each share of Class B common stock will have no economic rights but will entitle its holder to one vote on matters to be voted on by our stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

After giving effect to these transactions and this offering, Ramaco Inc. will own an approximate     % interest in Ramaco Development (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the RD Unit Holders will own an approximate     % interest in Ramaco Development (or     % if the underwriters’ option to purchase additional shares is exercised in full). In addition, after giving effect to these transactions and this offering, purchasers in this offering will own approximately     % of the outstanding Class A common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full), representing a     % voting interest and     % economic interest, and the Existing Owners will own approximately     % of the outstanding Class A common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full), representing a     % voting interest and     % economic interest. Please see “Security Ownership of Certain Beneficial Owners and Management.”

Following this offering, under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right (the “Exchange Right”) to cause Ramaco Development to acquire all or a portion of its RD Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. (instead of Ramaco Development) will have the right (the “Call Right”) to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of RD Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Ramaco Development Agreement.”

The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Tax Receivable Agreement

Ramaco Inc. will enter into a Tax Receivable Agreement with the RD Unit Holders and certain other Existing Owners (each such person, a “TRA Holder”) at the closing of this offering. This agreement will generally provide for the payment by Ramaco Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ramaco Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ramaco Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s RD Units in connection with this offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Ramaco Inc. as a result of, and additional tax basis arising from, any payments Ramaco Inc. makes under the Tax Receivable Agreement.

Ramaco Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	See “Corporate Reorganization” for a discussion of the interests held by Existing Owners.
(2)	Ramaco, LLC is controlled by Yorktown IX, Atkins and Bauersachs.

Our Principal Stockholders

We have valuable relationships with Yorktown and ECP (collectively, our “Sponsors”), private investment firms focused on investments in the energy sector. Upon completion of this offering, affiliates of Yorktown and ECP will own              shares of Class A common stock and affiliates of Yorktown will own              shares of Class B common stock, representing approximately     % of the voting power of Ramaco Inc., and              RD Units (all after the transactions described in “Corporate Reorganization”). Please see “Principal and Selling Stockholders.”

Yorktown Partners LLC, together with its affiliates and affiliated funds, is a private investment manager investing exclusively in the energy industry with an emphasis on North American oil and gas production, coal mining and midstream businesses. Yorktown has raised 11 private equity funds totaling over $8 billion. Yorktown’s investors include university endowments, foundations, families, insurance companies, and other institutional investors. The firm is headquartered in New York.

Energy Capital Partners, together with its affiliates and affiliated funds, is a private equity firm with over $13 billion in capital commitments that primarily invests in North America’s energy infrastructure. Energy Capital Partners has significant energy infrastructure, midstream, master limited partnership and financial expertise to complement its investment in us. To date, Energy Capital Partners and its affiliated funds have 24 investment platforms with investments in the power generation, electric transmission, midstream, mining and renewable sectors of the energy industry.

Risk Factors

Investing in our Class A common stock involves risks associated with our business, environmental, health, safety, other regulations and other material factors. You should read carefully the section of this prospectus entitled “Risk Factors” for an explanation of these risks before investing in our Class A common stock.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 250 West Main Street, Suite 210 Lexington, Kentucky 40507, and our telephone number at that address is 859-244-7455.

Our website address is             . We expect to make our periodic reports and other information filed with or furnished to the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

The Offering

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Total Class A common stock offered	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock to the extent the underwriters sell more than shares of Class A common stock in this offering.

Class A common stock outstanding immediately after the completion of this offering	shares.

Class A common stock owned by the selling stockholders immediately after the completion of this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding immediately after the completion of this offering shares, or one share for each RD Unit held by the RD Unit Holders immediately following the completion of this offering. Each share of Class B common stock has no economic rights but entitles its holder to one vote. When an RD Unit is exchanged pursuant to the exercise of the Exchange Right or our Call Right, a corresponding share of Class B common stock will be cancelled.

Voting power of Class A common Stock after giving effect to this offering
% (or 100% if all outstanding RD Units held by the RD Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power of Class B common Stock after giving effect to this offering
% (or 0% if all outstanding RD Units held by the RD Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting rights	Each share of our Class A common stock and Class B common stock entitles its holder to one vote. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as required by applicable law. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to contribute all of the net proceeds of this offering to Ramaco Development in exchange for RD Units. Ramaco Development intends to use approximately $ million of such proceeds to pay in full Ramaco, LLC’s four-year promissory note in the principal amount of approximately $10.6 million (as described in “Certain Relationships and Related-Party Transactions—Historical Transactions with Affiliates—Ramaco, LLC Promissory Note”) and the balance for general corporate purposes, including capital expenditures related to our mining program and acquisitions.

We will not receive any proceeds from the sale of shares by the selling stockholders. Please read “Use of Proceeds.”

Exchange Rights of RD Unit Holders	Under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Ramaco Development to acquire all or a portion of its RD Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. (instead of Ramaco Development) will have the right, pursuant to the Call Right, to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of RD Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Ramaco Development Agreement.”

Tax Receivable Agreement	In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Ramaco Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ramaco Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. Please read “Dividend Policy.”

Directed share program	The underwriters have reserved for sale at the initial public offering price up to shares of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting.”

Listing and trading symbol	We intend to apply to list our Class A common stock on the NYSE under the symbol “METC.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above includes shares of Class A common stock issued pursuant to the transactions described in “Corporate Reorganization” but does not include shares of Class A common stock reserved for issuance pursuant to the             Long Term Incentive Plan.

Summary Historical Financial Data

Ramaco Resources, Inc. was incorporated in October 2016 and does not have historical financial operating results. The following table shows summary historical consolidated financial data, for the periods and as of the dates indicated, of Ramaco Development, our accounting predecessor. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2014 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical interim consolidated financial data of our predecessor as of June 30, 2016 and for the six months ended June 30, 2015 and 2016 were derived from the unaudited interim consolidated financial statements of our predecessor included elsewhere in this prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial data and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

Our historical results are not necessarily indicative of future operating results and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the following table in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Historical Ramaco Development, LLC
	Year Ended December 31,		Six Months Ended June 30,
Consolidated statement of operations data:	2015	2014	2016	2015
(in thousands, except per share data)			(Unaudited)
Revenue	$—	$—	$—	$—
Cost and expenses
Operating costs and expenses	934	939	225	267
Asset retirement obligation accretion	75	68	40	35
Professional fees	406	269	3,412	62
General and administrative	918	489	759	358

Total cost and expenses	2,333	1,765	4,436	722

Operating loss	(2,333)	(1,765)	(4,436)	(722)
Interest expense	2	1	11	—

Net loss	$(2,335)	$(1,766)	$(4,447)	$(722)

Pro forma earnings per share(1):
Weighted-average shares of Class A common stock outstanding
Basic
Diluted
Net loss attributable to Class A common stockholders
Basic
Diluted

	Historical Ramaco Development, LLC
	Year Ended December 31,		Six Months Ended June 30,
Consolidated statement of cash flow data:	2015	2014	2016	2015
(in thousands)			(Unaudited)
Cash flows from operating activities	$(1,915)	$(1,702)	$(1,504)	$(297)
Cash flows from investing activities	(3,464)	(4,185)	(2,241)	(1,210)
Cash flows from financing activities	6,373	5,887	3,026	1,507

Net change in cash	$994	$—	$(719)	$—

	Historical Ramaco Development, LLC
	As of December 31,		As of June 30,
Consolidated balance sheet data:	2015	2014	2016
(in thousands)			(Unaudited)
Total current assets	$1,255	$105	$494
Coal properties, at cost Mine development	16,008	10,381	18,249
Investment restricted for surety bond	—	1,385	—
Deposits	—	—	235
Deferred offering costs	3,089	—	—

Total Assets	$20,352	$11,871	$18,978

Total current liabilities	$914	$—	$752
Asset retirement obligations	2,095	1,791	2,135
Note payable-related party	—	—	2,750
Due to Ramaco, LLC	10,683	11,053	10,629

Total liabilities	13,692	12,844	16,266
Members’ equity (deficit)	6,660	(973)	2,712

Total Liabilities and Equity	$20,352	$11,871	$18,978

(1)	Pro forma earnings per share is computed by dividing the net loss attributable to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our properties have not yet been developed into producing coal mines and, if we experience any development delays or cost increases or are unable to complete the construction of our facilities, our business, financial condition, and results of operations could be adversely affected.

We have not yet completed our development plan and do not expect to have full annual production from our properties until 2022. We expect to incur significant capital expenditures until we have completed the development of our properties. In addition, the development of our properties involves numerous regulatory, environmental, political and legal uncertainties that are beyond our control and that may cause delays in, or increase the costs associated with, their completion. Accordingly, we may not be able to complete the development of the properties on schedule, at the budgeted cost or at all, and any delays beyond the expected development periods or increased costs above those expected to be incurred could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with the development of our properties, we may encounter unexpected difficulties, including the following:

•	shortages of materials or delays in delivery of materials;

•	unexpected operational events;

•	facility or equipment malfunctions or breakdowns;

•	unusual or unexpected adverse geological conditions;

•	cost overruns;

•	failure to obtain, or delays in obtaining, all necessary governmental and third-party rights-of-way, easements, permits, licenses and approvals for the development, construction and operation of one or more of our properties, including the permits still required at our Berwind and RAM Mine projects;

•	weather conditions and other catastrophes, such as explosions, fires, floods and accidents;

•	difficulties in attracting a sufficient skilled and unskilled workforce, increases in the level of labor costs and the existence of any labor disputes; and

•	local and general economic and infrastructure conditions.

If we are unable to complete or are substantially delayed in completing the development of any of our properties, our business, financial condition and results of operations could be adversely affected.

Because we have no operating history and have not yet generated significant revenues or operating cash flows, you may have difficulty evaluating our ability to successfully implement our business strategy.

Because of our lack of operating history, the operating performance of our properties and our business strategy have not yet been proven. As a result, our historical financial statements do not provide a meaningful basis to evaluate our operations or our ability to achieve our business strategy. Therefore, it may be difficult for you to evaluate our business and results of operations to date and assess our future prospects.

In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly-constructed assets, such as any one of our properties failing to perform as expected, having higher than expected operating costs, having lower than expected customer revenues, or suffering equipment breakdown, failures or operational errors. We may be less successful in achieving a consistent operating level capable of generating cash flows from our operations as compared to a company whose major assets have had longer operating histories. In addition, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major assets have had longer operating histories.

We have no operating history and our future performance is uncertain.

We are a development stage enterprise and will continue to be so until commencement of substantial production from our coal properties. We do not expect to commence production until early 2017 at any of our properties, and therefore we do not expect to generate any revenue from production until 2017 at the earliest. We have generated substantial net losses and negative cash flows from operating activities since our inception and expect to continue to incur substantial net losses as we continue our mine development program. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned. In the event that one or more of our mine development programs are not completed or are delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this prospectus. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business, which may cause a material adverse effect on our results of operations and financial condition.

We will likely depend on a limited number of customers for a significant portion of our revenues.

We will likely depend on a limited number of customers for a significant portion of our revenues. The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions or replacement of contracts or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect that our customer base will be highly dependent on the steel industry.

Substantially all of the metallurgical coal that we expect to produce will be sold to steel producers. Therefore, demand for our metallurgical coal will be highly correlated to the steel industry. The steel industry’s demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon our business, cash flows and results of operations. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially adversely affect demand for our metallurgical coal.

We do not expect to enter into long-term sales contracts for our coal and as a result we will be exposed to fluctuations in market pricing.

Sales commitments in the metallurgical coal market are typically not long-term in nature and are generally no longer than one year in duration. Most coking coal transactions in the U.S. are done on a calendar year basis, where both prices and volumes are fixed in the third and fourth quarter for the following calendar year. Globally the market is evolving to shorter term pricing. Some annual contracts have shifted to quarterly contracts and growing volumes are being sold on an indexed basis, where prices are determined by averaging the leading spot indexes reported in the market. As a result, once we commence operations and enter into agreements with customers, we will be subject to fluctuations in market pricing. We will not be protected from oversupply or market conditions where we cannot sell our coal at economic prices. Coking coal has been an extremely volatile commodity over the past ten years and prices may become volatile again in the future. There can be no assurances we will be able to mitigate such conditions as they arise. Any sustained failure to be able to market our coal during such periods would have a material adverse effect on our business, results of operations and cash flows. See “Industry.”

We do not have any active producing mines and have not yet produced any coal. Any failure to obtain access to coal-preparation facilities will have a material adverse effect on our ability to produce coal for our prospective customers and to meet quality specifications, and the costs of constructing coal-preparation facilities and related infrastructure may prevent us from being profitable.

We do not currently have any active producing mines and have not yet produced any coal from the reserves we have accumulated. The costs of establishing the infrastructure necessary to enable us to commence active mining operations will be significant. We are currently constructing preparation and loading facilities at our Elk Creek operation, and our Berwind and Knox Creek reserves will be served by our Knox Creek facility. At our RAM Mine, we will require access to either newly constructed preparation and loading facilities or arrangements with third parties to process and load our coal. We will analyze whether to expend capital to construct preparation facilities or enter into third-party processing arrangements. Our failure to provide the necessary preparation, processing and loading facilities for our projects would have a material adverse effect on our operations.

The risks associated with the construction and operation of mines, processing plants and related infrastructure include:

•	the potential lack of availability or cost of skilled labor, equipment and principal supplies needed for construction of facilities;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	industrial accidents;

•	geologic mine failures, surface facility construction failures or mining, coal processing or transport equipment failures;

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

•	unusual or unexpected geological and metallurgic conditions;

•	potential opposition from non-governmental organizations, environmental groups or other activists, which may delay or prevent development activities; and

•	restrictions or regulations imposed by governmental or regulatory authorities.

The costs, timing and complexities of developing our projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, we cannot provide assurance that we will be able to attain profitability on the currently anticipated time frames.

Product alternatives may reduce demand for our products.

Substantially all of our coal production will be comprised of metallurgical coal, which commands a significant price premium over other forms of coal because of its use in blast furnaces for steel production. Metallurgical coal has specific physical and chemical properties, which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. The steel industry has increased utilization of electric arc furnaces or pulverized coal injection processes, which reduce or eliminate the use of furnace coke, an intermediate product produced from metallurgical coal and, in turn, generally decreases the demand for metallurgical coal. Many alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality metallurgical coal. While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on metallurgical coal could emerge which could reduce the demand and price premiums for metallurgical coal.

Moreover, we may produce and market other coal products, such as thermal coal, which are also subject to alternative competition. Alternative technologies are continually being investigated and developed in order to reduce production costs or minimize environmental or social impact. If competitive technologies emerge that use other materials in place of our products, demand and price for our products might fall.

We face uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal is economically recoverable when the price at which coal can be sold exceeds the costs and expenses of mining and selling the coal. Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our reserve information on geologic data, coal ownership information and current and proposed mine plans. Reserve estimates are periodically updated to reflect past coal production, if any, new drilling information and other geologic or mining data. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Some of the factors and assumptions that can impact economically recoverable coal reserve estimates include:

•	geologic and mining conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of environmental and other regulations and taxes by governmental agencies;

•	our ability to obtain, maintain and renew all required permits;

•	future improvements in mining technology;

•	assumptions related to future prices; and

•	future operating costs, including the cost of materials, and capital expenditures.

Each of the factors that impacts reserve estimation may vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of coal reserves may vary substantially. Actual production, revenues and expenditures with respect to our future coal reserves will vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual future coal reserves.

Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics that prospective customers desire. Because our reserves will decline as we mine our coal, our future profitability depends upon our ability to acquire additional coal reserves that are economically recoverable to replace the reserves we will produce. If we fail to acquire or develop sufficient additional reserves over the long term to replace the reserves depleted by our production, our existing reserves could eventually be exhausted. See “Business—Summary Reserve Data.”

We are dependent on contractors for the successful completion of the development of our properties.

Timely and cost-effective completion of the development of our properties, including necessary facilities and infrastructure, in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of our contractors under the agreements with them in connection with the development of the properties. The ability of our contractors to perform successfully under their agreements is dependent on a number of factors, including the ability to:

•	design and engineer each of our facilities to operate in accordance with specifications;

•	engage and retain any necessary third-party subcontractors and procure equipment and supplies;

•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control;

•	attract, develop and retain skilled personnel, including engineers;

•	post required construction bonds and comply with the terms thereof;

•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and

•	maintain their own financial condition, including adequate working capital.

Although some agreements may provide for liquidated damages, if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of our properties, and any liquidated damages that we receive may not be sufficient to cover the damages that we suffer as a result of any such delay or impairment. Further, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the costs associated with development of the properties or result in a contractor’s unwillingness to perform further work. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement, we would be required to engage a substitute contractor. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Deterioration in the global economic conditions in any of the industries in which prospective customers operate, a worldwide financial downturn, such as the 2008-2009 financial crisis, or negative credit market conditions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Economic conditions in the industries in which most of our prospective customers operate, such as steelmaking and electric power generation, substantially deteriorated in recent years and reduced the demand for coal. In the past six years, domestic coking coal demand has stayed within a relatively tight band between 18.9 million tons in 2015 and 21.5 million tons in 2013 from blast furnaces in Pennsylvania, Ohio, Michigan, Indiana, Michigan, Alabama, New York and West Virginia. According to Doyle, thermal coal production in the Central Appalachian Basin is expected to gradually decline, with 80 million tons per year expected to be produced by 2035, representing a compounded annual decline of 0.6% from 89.7 million tons in 2015. Further deterioration of economic conditions in our prospective customers’ industries could cause a decline in demand for and production of metallurgical coal. Renewed or continued weakness in the economic conditions of any of the industries served by prospective customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example:

•	demand for metallurgical coal depends on domestic and foreign steel demand, which if weakened would negatively impact our revenues, margins and profitability;

•	demand for electricity in the United States is impacted by levels of industrial activity;

•	the tightening of credit or lack of credit availability to prospective customers could adversely affect our ability to collect our trade receivables; and

•	our ability to access the capital markets may be restricted at a time when we intend to raise capital for our business, including for capital improvements and exploration and/or development of coal reserves.

Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control, including oversupply relative to the demand available for our coal and weather. A substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition and cash flows.

Our financial results will be significantly affected by the prices we receive for our coal and depend, in part, on the margins that we will receive on sales of our coal. Our margins will reflect the price we receive for our coal over our cost of producing and transporting our coal. Prices and quantities under metallurgical coal sales contracts are generally based on expectations of the next year’s coal prices at the time the contract is entered into, renewed, extended or re-opened and the market is moving towards shorter term pricing models. The expectation of future prices for coal depends upon many factors beyond our control, including the following:

•	the market price for coal;

•	overall domestic and global economic conditions, including the supply of and demand for domestic and foreign coal, coke and steel;

•	the consumption pattern of industrial consumers, electricity generators and residential users;

•	weather conditions in our markets that affect the demand for thermal coal or that affect the ability to produce metallurgical coal;

•	competition from other coal suppliers;

•	technological advances affecting energy consumption;

•	the costs, availability and capacity of transportation infrastructure;

•	the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry, and delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits; and

•	increased utilization by the steel industry of electric arc furnaces or pulverized coal injection processes, which reduce or eliminate the use of furnace coke, an intermediate product produced from metallurgical coal, and generally decrease the demand for metallurgical coal.

Coking coal has been an extremely volatile commodity over the past 10 years, as steel production growth in Asia underpinned demand growth, while the market experienced two supply shocks from flooding events in Australia’s Queensland. The first severe flooding sent global coking coal prices from $98 per MT in 2007 to $305 per MT in 2008. A second round of flooding disrupted the Australian supply chain in 2011, and prices jumped from $129 per MT to $330 per MT. The temporary supply disruptions caused major price spikes, which were short-lived as supply normalized, and production growth that high prices incentivized eventually came online. Currently, China, a key participant in the seaborne coking coal market, has experienced a decrease in demand for imports while there has been an increase in availability of supply, primarily from Australia. If overcapacity continues or worsens, there could be further significant declines in the prices of and demand for coal, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased competition or a loss of our competitive position could adversely affect sales of, or prices for, our coal, which could impair our profitability. In addition, foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We will compete with other producers primarily on the basis of coal quality, delivered costs to the customer and reliability of supply. We expect to compete primarily with U.S. coal producers and with some Canadian coal producers for sales of metallurgical coal to domestic steel producers and, to a lesser extent, thermal coal to electric power generators. We also expect to compete with both domestic and foreign coal producers for sales of metallurgical coal in international markets. Certain of these coal producers may have greater financial resources and larger reserve bases than we do. We expect to sell coal to the metallurgical coal market, which is significantly affected by international demand and competition.

We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. We cannot assure you that the result of current or further consolidation in the coal industry, or the reorganization through bankruptcy of competitors with large legacy liabilities, will not adversely affect us. A number of our competitors have idled production over the last year in light of the current downturn in the coal industry. Increases in coal prices could encourage existing producers to expand capacity or could encourage new producers to enter the market.

In addition, we face competition from foreign producers that sell their coal in the export market. Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. Additionally, North American steel producers face competition from foreign steel producers, which could adversely impact the financial condition and business of our prospective customers. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our prospective foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to prospective customers. Furthermore, if the currencies of our prospective overseas customers were to significantly decline in value in comparison to the U.S. dollar, those prospective customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Business—Competition.” Similarly, currency fluctuations could adversely affect demand for U.S. steel.

Our business involves many hazards and operating risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business, results of operations, financial conditions and cash flows.

Our mining operations, including our preparation and transportation infrastructure, are subject to many hazards and operating risks. In particular, underground mining and related processing activities present inherent risks of injury to persons and damage to property and equipment. Our mines are subject to a number of operating risks that could disrupt operations, decrease production and increase the cost of mining for varying lengths of time, thereby adversely affecting our operating results. In addition, if coal production declines, we may not be able to produce sufficient amounts of coal to deliver under future sales contracts. Our inability to satisfy contractual obligations could result in prospective customers initiating claims against us. The operating risks that may have a significant impact on our future coal operations include:

•	variations in thickness of the layer, or seam, of coal;

•	adverse geologic conditions, including amounts of rock and other natural materials intruding into the coal seam, that could affect the stability of the roof and the side walls of the mine;

•	environmental hazards;

•	mining and processing equipment failures and unexpected maintenance problems;

•	fires or explosions, including as a result of methane, coal, coal dust or other explosive materials, or other accidents;

•	inclement or hazardous weather conditions and natural disasters or other force majeure events;

•	seismic activities, ground failures, rock bursts or structural cave-ins or slides;

•	delays in moving our mining equipment;

•	railroad delays or derailments;

•	security breaches or terroristic acts; and

•	other hazards or occurrences that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	personal injury or loss of life;

•	damage to and destruction of property, natural resources and equipment, including our coal properties and our coal production or transportation facilities;

•	pollution, contamination and other environmental damage to our properties or the properties of others;

•	potential legal liability and monetary losses;

•	regulatory investigations, actions and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

In addition, the total cost of coal sold and overall coal production may be adversely affected by various factors.

Although we maintain insurance for a number of risks and hazards, we may not be insured or fully insured against the losses or liabilities that could arise from a significant accident in our future coal operations. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution, contamination and environmental risks generally are not fully insurable. Moreover, a significant mine accident or regulatory infraction could potentially cause a mine shutdown. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, if any of the foregoing changes, conditions or events occurs and is not determined to be a force majeure event, any resulting failure on our part to deliver coal to the purchaser under contract could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Depending on future acquisitions, our operations could be exclusively located in a single geographic region, making us vulnerable to risks associated with operating in a single geographic area.

Initially, all of our operations will be conducted in a single geographic region in the eastern United States in the states of Pennsylvania, Virginia and West Virginia. The geographic concentration of our operations may disproportionately expose us to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. If any of these factors were to impact the region in which we operate more than other coal producing regions, our business, financial condition, results of operations and cash flows will be adversely affected relative to other mining companies that have a more geographically diversified asset portfolio.

In addition, some scientists have warned that increasing concentrations of greenhouse gases (“GHGs”) in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If these warnings are correct, and if any such effects were to occur in areas where we or our customers operate, they could have an adverse effect on our assets and operations.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to prospective customers.

Transportation logistics will play an important role in allowing us to supply coal to prospective customers. Any significant delays, interruptions or other limitations on the ability to transport our coal could negatively affect our operations. Delays and interruptions of rail services because of accidents, failure to complete construction of rail infrastructure, infrastructure damage, lack of rail or port capacity, weather-related problems, governmental regulation, terrorism, strikes, lock-outs, third-party actions or other events could impair our ability to supply coal to customers and adversely affect our profitability. In addition, transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer’s purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuations in the price of locomotive diesel fuel and demurrage, could make our coal less competitive, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any significant downtime of our major pieces of mining equipment, including any preparation plant, could impair our ability to supply coal to prospective customers and materially and adversely affect our results of operations.

We will depend on several major pieces of mining equipment to produce and transport our coal, including, but not limited to, underground continuous mining units and coal conveying systems, surface mining equipment such as highwall miners, front-end loaders and coal over burden haul trucks, preparation plant and related facilities, conveyors and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport coal and materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, the Mine Safety and Health Administration (“MSHA”) and other regulatory agencies sometimes make changes with regards to requirements for pieces of equipment. For example, in 2015, MSHA promulgated a new regulation requiring the implementation of proximity detection devices on all continuous mining machines. Such changes could cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

If either our preparation plant, or train loadout facilities, or those of a third party processing or loading our coal, suffer extended downtime, including major damage, or is destroyed, our ability to process and deliver coal to prospective customers would be materially impacted, which would materially adversely affect our business, results of operations, financial condition and cash flows.

If customers do not enter into, extend or honor contracts with us, our profitability could be adversely affected.

We have not entered into any material contracts for the sale of our coal. Coal mined from our operations is subject to testing by our prospective customers for the ability to meet various specifications and to work satisfactorily in their ovens and other facilities, prior to entering into contracts for purchase. If we are unable to successfully test our coals or enter into contracts for the sale of our coal, our ability to achieve profitability would be materially adversely affected. Once we enter into contracts, if a substantial portion of our sales contracts are modified or terminated and we are unable to replace the contracts (or if new contracts are priced at lower levels), our results of operations would be adversely affected, perhaps materially. In addition, if customers refuse to accept shipments of our coal for which they have a contractual obligation, our revenues could be substantially affected and we may have to reduce production at our mines until our customer’s contractual obligations are honored.

Certain provisions in typical long-term sales contracts provide limited protection during adverse economic conditions, which may eventually result in economic penalties to us or permit the customer to terminate the contract. Furthermore, our ability to collect payments from prospective customers could be impaired if their creditworthiness declines or if they fail to honor their contracts with us.

Price adjustment, “price reopener” and other similar provisions in typical long-term sales contracts may reduce protection from short-term coal price volatility traditionally provided by such contracts. Price reopener provisions may be included in our future sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. Any adjustment or renegotiations leading to a significantly lower contract price could adversely affect our profitability. Some annual metallurgical coal contracts have shifted to quarterly contracts and growing volumes are being sold on an indexed basis, where prices are determined by averaging the leading spot indexes reported in the market, exposing us further to risks related to pricing volatility.

Our ability to receive payment for coal sold and delivered depends on the continued solvency and creditworthiness of prospective customers. The number of domestic steel producers is small, and they compete globally for steel production. If their business or creditworthiness suffers, we may bear an increased risk with respect to payment default. In addition, some prospective customers have been adversely affected by the recent economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear with respect to payment default. We could also enter into agreements to supply coal to energy trading and brokering customers under which a customer sells coal to end-users. If the creditworthiness of any prospective energy trading and brokering customer declines, we may not be able to collect payment for all coal sold and delivered to or on behalf of this customer. In addition, if customers refuse to accept shipments of our coal that they have a contractual obligation to purchase, our revenues will decrease and we may have to reduce production at our mines until prospective customers’ contractual obligations are honored. Our inability to collect payment from counterparties to our sales contracts may materially adversely affect our business, financial condition, results of operations and cash flows.

Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

While the metallurgical coal business is not closely linked to domestic demand for electricity, we anticipate that production of thermal coal will generate up to 10% of our tons sold during 2017 and 2018, and we may consider increasing our thermal coal operations in the future. In such case, any changes in coal consumption by U.S. electric power generators would likely impact our business over the long term. According to the U.S. Department of Energy’s Energy Information Administration (“EIA”), in 2015, the domestic electric power sector accounts for more than 90% of total U.S. coal consumption. The amount of coal consumed by the electric power generation industry is affected by, among other things:

•	general economic conditions, particularly those affecting industrial electric power demand, such as a downturn in the U.S. economy and financial markets;

•	overall demand for electricity;

•	competition from alternative fuel sources for power generation, including natural gas, fuel oil, nuclear, and renewable sources such as hydroelectric, wind and solar power, and the location, availability, quality and price of those alternative fuel sources;

•	environmental and other governmental regulations, including those impacting coal-fired power plants; and

•	energy conservation efforts and related governmental policies.

For example, the low price of natural gas in recent years has resulted, in some instances, in domestic electric generators increasing natural gas consumption while decreasing coal consumption. Federal and state mandates for increased use of electricity derived from renewable energy sources, such as the Clean Power Plan (“CPP”), could also affect demand for our coal. Please read “Risk Factors—Risks Related to Environmental, Health, Safety and Other Regulations.” Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make renewable fuel sources more competitive with coal. A decrease in coal consumption by the electric power generation industry could adversely affect the price of coal, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

According to the EIA, although electricity demand fell in only three years between 1950 and 2007, it declined in six of the eight years between 2008 and 2015. The decline in electricity demand is due to several primary factors, including the steep economic downturn from late 2007 through 2009, the shift from an energy-intensive manufacturing economy to a service economy and an overall improvement in energy efficiency. Other factors, such as efficiency improvements associated with new appliance standards in the buildings sectors, overall improvement in the efficiency of technologies powered by electricity, and future conservation efforts based on implementation of the new CPP, have slowed or may slow electricity demand growth and may contribute to slower growth in the future, even if the U.S. economy continues its recovery. Further decreases in the demand for electricity, such as decreases that could be caused by a worsening of current economic conditions, a prolonged economic recession or other similar events, could have a material adverse effect on the demand for coal and on our business over the long term.

Changes in the coal industry that affect our prospective customers, such as those caused by decreased electricity demand and increased competition, could also adversely affect our business. Indirect competition from natural gas-fired plants that are relatively less expensive to construct and less difficult to permit has the most potential to displace a significant amount of coal-fired electric power generation in the near term, particularly older, less efficient coal-fired powered generators. In addition, uncertainty caused by federal and state regulations could cause thermal coal customers to be uncertain of their coal requirements in future years, which could adversely affect our ability to sell coal to such prospective customers under multi-year sales contracts.

We may be unsuccessful in integrating the operations of any future acquisitions, including acquisitions involving new lines of business, with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business, and we may use a portion of the proceeds from this offering for acquisitions. The assets and businesses we acquire may be dissimilar from our initial lines of business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. We may also add new lines of business to our existing operations. Acquisitions and business expansions involve numerous risks, including the following:

•	difficulties in the integration of the assets and operations of the acquired businesses or lines of business;

•	inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas;

•	the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk; and

•	the diversion of management’s attention from other operations.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If an acquired business or new line of business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be materially adversely affected. Additionally, we can offer no assurance that the planned marketing, brokerage and trading company will be able to attract third-party coal producers as customers or make any significant contribution to our financial results.

To maintain and grow our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, we may have to curtail our operations and delay our construction and growth plans, which may materially adversely affect our business, financial condition, results of operations and cash flows.

In order to maintain and grow our business, we will need to make substantial capital expenditures associated with our mines and the construction of coal preparation facilities, which have not yet been constructed. Constructing, maintaining and expanding mines and infrastructure, including coal preparation and loading facilities, is capital intensive. Specifically, the exploration, permitting and development of coal reserves, and the maintenance of machinery, equipment and facilities, and compliance with applicable laws and regulations require substantial capital expenditures. While we expect to be able to fund a significant amount of the capital expenditures needed to build out our mining and preparation infrastructure at our Elk Creek property with cash on hand (excluding the proceeds from this offering), we must continue to invest capital to maintain or to increase our production and to develop any future acquired properties. Decisions to increase our production levels could also affect our capital needs. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities, and we may be required to defer all or a portion of our capital expenditures.

If we do not make sufficient or effective capital expenditures, we will be unable to develop and grow our business. To fund our capital expenditures, we will be required to use cash from our operations, incur debt or issue additional Class A common stock or other equity securities. Using cash from our operations will reduce cash available for maintaining or increasing our operating activities. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our future debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control.

In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution.

We may not be able to obtain equipment, parts and supplies in a timely manner, in sufficient quantities or at reasonable costs to support our coal mining and transportation operations.

Coal mining consumes large quantities of commodities including steel, copper, rubber products and liquid fuels and requires the use of capital equipment. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for commodities and capital equipment are strongly impacted by the global market. A rapid or significant increase in the costs of commodities or capital equipment we use in our operations could impact our mining operations costs because we may have a limited ability to negotiate lower prices and, in some cases, may not have a ready substitute.

We will use equipment in our coal mining and transportation operations such as continuous mining units, conveyors, shuttle cars, rail cars, locomotives, and roof bolters. We procure this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, but not currently, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of any future supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be adversely impacted. We use considerable quantities of steel in the mining process. If the price of steel or other materials increases substantially or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses could increase. Any of the foregoing events could materially and adversely impact our business, financial condition, results of operations and cash flows.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities. Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Our operations could be adversely affected if we are unable to obtain required financial assurance, or if the costs of financial assurance increase too much.

Federal and state laws require financial assurance to secure our permit obligations including to reclaim lands used for mining, to pay federal and state workers’ compensation and black lung benefits, and to satisfy other miscellaneous obligations. The changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”)

permits including for reclamation. In response to these bankruptcies, the Office of Surface Mining Reclamation and Enforcement (“OSMRE”) issued a Policy Advisory in August 2016 to state agencies that are authorized under the SMCRA to implement the act in their states. Certain states, including Virginia, had previously announced that it would no longer accept self-bonding to secure reclamation obligations under the state mining laws. This Policy Advisory is intended to discourage authorized states from approving self-bonding arrangements and may lead to increased demand for other forms of financial assurance, which may strain capacity for those instruments and increase our costs of obtaining and maintaining the amounts of financial assurance needed for our operations.

In addition, OSMRE announced in August 2016 that it would initiate a rulemaking under SMCRA to revise the requirements for self-bonding in light of changes in the coal-mining industry and the market. Individually and collectively, revised various financial assurance requirements may increase the amounts of needed financial assurance and limit the types of acceptable instruments and strain the capacity of the surety markets to meet demand, which may delay the timing for and increase the costs of obtaining this financial assurance. We use surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. Our reclamation surety bonding program does not currently require us to post collateral, however, insurance companies may elect not to provide surety bonds without collateral. Indeed, sureties typically require coal producers to post collateral, often having a value equal to 40% or more of the face amount of the bond. As a result, we may be required to provide collateral, letters of credit or other assurances of payment in order to obtain the necessary types and amounts of financial assurance. Our current bonding capacity approved by our surety is $15 million. We currently have outstanding surety bonds at all of our mining operations totaling $2.9 million, and expect to require approximately $9.0 million for additional reclamation bonds within the next two years. Using letters of credit in lieu of surety bonds can be significantly more costly to us than surety bonds. Moreover, the need to obtain letters of credit may also reduce amounts that we can borrow under any senior secured credit facility for other purposes. If, in the future, we are unable to secure surety bonds for these obligations, and are forced to secure letters of credit indefinitely or obtain some other form of financial assurance at too high of a cost, our profitability may be negatively affected.

Our mines could be located in areas containing oil and natural gas operations, which may require us to coordinate our operations with those of oil and natural gas drillers.

Our coal reserves may be in areas containing developed or undeveloped oil and natural gas deposits and reservoirs, including the Marcellus Shale in Pennsylvania, and our Virginia reserves, which are currently the subject of substantial oil and natural gas exploration and production activities, including by horizontal drilling. If we have received a permit for our mining activities, then, while we will have to coordinate our mining with such oil and natural gas drillers, our mining activities are expected to have priority over any oil and natural gas drillers with respect to the land covered by our permit. For reserves outside of our permits, we expect to engage in discussions with drilling companies on potential areas on which they can drill that may have a minimal effect on our mine plan. Depending on priority of interests, our operations may have to avoid existing oil and gas wells or expend sums to plug oil and gas wells.

If a well is in the path of our mining for coal on land that has not yet been permitted for our mining activities, we may not be able to mine through the well unless we purchase it. The cost of purchasing a producing horizontal or vertical well could be substantial. Horizontal wells with multiple laterals extending from the well pad may access larger oil and natural gas reserves than a vertical well, which would typically result in a higher cost to acquire. The cost associated with purchasing oil and natural gas wells that are in the path of our coal mining activities may make mining through those wells uneconomical, thereby effectively causing a loss of significant portions of our coal reserves, which could materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.

We expect to conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves and/or process the coal we mine. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and, accordingly, require us to reduce our estimated coal reserves. Mining operations from time to time may rely on an expired lease that we are unable to renew. If we were to be in default with respect to leases for properties on which we have mining operations, we may have to close down or significantly alter the sequence of such mining operations, which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining.

Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Additionally, if we lose any leasehold interests relating to any preparation plants, we may need to find an alternative location to process our coal and load it for delivery to customers, which could result in significant unanticipated costs.

In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Substantially all of our mining properties are leased from our affiliates and conflicts of interest with our Existing Owners may arise in the future as a result.

Substantially all of our properties are leased or subleased to our subsidiaries from entities controlled by our affiliates. Additionally, RAMACO Central Appalachia, LLC (“RCA”) and RAMACO Resources, LLC entered into mutual cooperation agreements concerning the Elk Creek property and Berwind coal reserve, requiring each party to notify the other in the event that such party acquires an interest in real property adjacent to or contiguous with the Elk Creek property or Berwind coal reserve, respectively. RAMACO Northern Appalachia, LLC (“RNA”) and RAM Mining, LLC entered into a mutual cooperation agreement concerning the RAM Mine property, requiring each party to notify the other in the event that such party acquires an interest in real property in Pennsylvania that contains coal or mining rights. We believe these arrangements are on an arm’s length basis. However, prior to this offering, we did not have a formal board policy in place for approval of related party transactions, or an audit committee. Given the common ownership between Ramaco, LLC and us and the complex contractual obligations under these arrangements, conflicts could arise between us and Ramaco, LLC and the Existing Owners (including our Executive Chairman and our Chief Executive Officer). While we expect to form an audit committee and to adopt a formal related party transaction policy in connection with this offering, a conflict may arise which could adversely affect the interests of our stockholders, including, without limitation, conflicts involving compliance with payment and performance obligations under existing leases, and negotiation of the terms of and performance under additional leases we may enter into with Ramaco, LLC or its subsidiaries or affiliates in the future. For example, if a title defect were identified with respect to a property under lease or sublease from our affiliates, we may need to seek return of royalty payments or set off other payments due to such entities. Such a conflict could distract our management and could result in disputes with our affiliates. See “Certain Relationships and Related Party Transactions.”

While none of our employees who conduct mining operations are currently members of unions, our business could be adversely affected by union activities.

Our initial mining operations at Elk Creek are expected to be conducted by contract miners that do not employ unionized labor. Our Knox Creek plant employs approximately 19 employees, none of whom are represented by a union. We are not subject to any collective bargaining or union agreement with respect to other properties we currently control. However, it is possible that future employees, or those of our contract miners, who conduct mining operations may join or seek recognition to form a labor union, or may be required to become a labor agreement signatory. If some or all of the employees who conduct mining operations were to become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages at our mines. If a work stoppage were to occur, it could interfere with operations and have a material adverse effect on our business, financial condition, results of operations and cash flows.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity and competitive costs, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In the event there is a shortage of experienced labor, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal.

Our ability to operate effectively could be impaired if we fail to attract and retain key personnel.

The loss of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

Terrorist attacks or cyber-incidents could result in information theft, data corruption, operational disruption and/or financial loss.

Like most companies, we have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, to process and record financial and operating data, communicate with our business partners, analyze mine and mining information, estimate quantities of coal reserves, as well as other activities related to our businesses. Strategic targets, such as energy-related assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. Deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties, or cloud-based applications could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third-party liability. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

We may face restricted access to international markets in the future.

Access to international markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Risks Related to Environmental, Health, Safety and Other Regulations

Laws and regulations restricting greenhouse gas emissions as well as uncertainty concerning such regulations could adversely impact the market for coal, increase our operating costs, and reduce the value of our coal assets.

Climate change continues to attract considerable public and scientific attention. There is widespread concern about the contributions of human activity to such changes, especially through the emission of GHGs. There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers is a source of GHGs. Third, coal mining itself can release methane, which is considered to be a more potent GHG than CO2, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs. Collectively, these initiatives could result in higher electric costs to our customers or lower the demand for coal used in electric generation, which could in turn adversely impact our business. They could also result in direct regulation of the GHGs produced by our operations. See “Business—Environmental and Other Regulatory Matters—Global Climate Change.”

At present, we are principally focused on metallurgical coal production, which is not used in connection with the production of power generation. However, we may seek to sell greater amounts of our coal into the power-generation market in the future. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, or if our customers are unable to obtain financing for their operations. The uncertainty over the outcome of litigation challenging the CPP and the extent of future regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of GHG emissions could decrease demand for our coal, thereby reducing our revenues and materially and adversely affecting our business and results of operations. We or prospective customers may also have to invest in CO2 capture and storage technologies in order to burn coal and comply with future GHG emission standards.

Finally, there have been attempts to encourage greater regulation of coalbed methane because methane has a greater GHG effect than CO2. Methane from coal mines can give rise to safety concerns, and can require various measures be taken to mitigate those risks. If new laws or regulations were introduced to reduce coalbed methane emissions, those rules could adversely affect our costs of operations by requiring installation of air pollution controls, higher taxes, or additional costs incurred to purchase credits that permit us to continue operations. New laws or regulations could also potentially require that we curtail coal production.

Current and future government laws, regulations and other legal requirements relating to protection of the environment and natural resources may increase our costs of doing business and may restrict our coal operations.

We and our potential customers are subject to stringent and complex laws, regulations and other legal requirements enacted by federal, state and local authorities relating to protection of the environment and natural resources. These include those legal requirements that govern discharges or emissions of materials into the environment, the management and disposal of substances and wastes, including hazardous wastes, the cleanup of contaminated sites, threatened and endangered plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, mitigation and restoration of streams or other waters, the protection of drinking water, assessment of the environmental impacts of mining, monitoring and reporting requirements, the installation of various safety equipment in our mines, remediation of impacts of surface subsidence from underground mining, and work practices related to employee health and safety. See “Business—Environmental and Other Regulatory Matters.” Examples include laws and regulations relating to:

•	employee health and safety;

•	emissions to air and discharges to water;

•	plant and wildlife protection, including endangered species protections;

•	the reclamation and restoration of properties after mining or other activity has been completed;

•	limitations on land use;

•	mine permitting and licensing requirements;

•	the storage, treatment and disposal of wastes;

•	air quality standards;

•	water pollution;

•	protection of human health, plant-life and wildlife, including endangered and threatened species;

•	protection of wetlands;

•	the discharge of materials into the environment;

•	remediation of contaminated soil, surface and groundwater; and

•	the effects of operations on surface water and groundwater quality and availability.

Complying with these environmental and employee health and safety requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. In addition, there is the possibility that we could incur substantial costs as a result of violations of environmental laws, judicial interpretations of or rulings on environmental laws or permits, or in connection with the investigation and remediation of environmental contamination. For example, the EPA and several of the states where we operate have, or intend to, propose revised recommended criteria for discharges of selenium regulated under the Clean Water Act (“CWA”), which may be more stringent than current criteria. Any additional laws, regulations and other legal requirements enacted or adopted by federal, state and local authorities, or new interpretations of existing legal requirements by regulatory bodies relating to the protection of the environment, including those related to discharges of selenium, could further affect our costs or limit our operations. See “Business—Environmental and Other Regulatory Matters.”

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could expose us to significant costs and liabilities.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage,” or may include other pollutants requiring treatment. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or for the entire share.

We will maintain coal refuse areas and slurry impoundments as necessary. Such areas and impoundments are subject to extensive regulation. Structural failure of a slurry impoundment or coal refuse area could result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. If an impoundment were to fail, we could be subject to claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. Our coal refuse areas and slurry impoundments will be designed, constructed, and inspected by our company and by regulatory authorities according to stringent environmental and safety standards.

We must obtain, maintain, and renew governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

Numerous governmental permits and approvals are required for mining operations. Our operations are principally regulated under permits issued pursuant to SMCRA and the federal CWA. State and federal regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. In addition, we may be required to prepare and present to permitting or other regulatory authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment.

Our coal production will be dependent upon our ability to obtain various federal and state permits and approvals to mine our coal reserves. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and which may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The EPA also has the authority to veto permits issued by the U.S. Army Corps of Engineers (the “Corps”) under the CWA’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. The pace with which the government issues permits needed for new operations and for ongoing operations to continue mining, particularly CWA permits, can be time-consuming and subject to delays and denials. These delays or denials of environmental permits needed for mining could reduce our production and materially adversely impact our cash flow and results of operations.

For example, prior to placing fill material in waters of the United States, such as with the construction of a valley fill, coal mining companies are required to obtain a permit from the Corps under Section 404 of the CWA. The permit can be either a Nation Wide Permit (“NWP”), normally NWP 21, 49 or 50 for coal mining activities, or a more complicated individual permit. NWPs are designed to allow for an expedited permitting process, while individual permits involve a longer and more detailed review process. The EPA also has the authority to veto permits issued by the Corps under the CWA’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit.

Prior to discharging any pollutants to waters of the United States, coal mining companies must obtain a National Pollutant Discharge Elimination System (“NPDES”) permit from the appropriate state or federal permitting authority. NPDES permits include effluent limitations for discharged pollutants and other terms and conditions, including required monitoring of discharges. Changes and proposed changes in state and federally recommended water quality standards may result in the issuance or modification of permits with new or more stringent effluent limits or terms and conditions. Further, on June 29, 2015, the EPA and the Corps published a new, more expansive, definition of “waters of the United States” that became effective on August 28, 2015. This rule was recently stayed nationwide by the U.S. Court of Appeals for the Sixth Circuit pending the outcome of litigation concerning the rule. We anticipate that these new EPA and Corps rules, if retained after litigation, will expand areas requiring NPDES or Corps Section 404 permits. If so, the CWA permits we need may not be issued, may not be issued in a timely fashion, or may be issued with new requirements which restrict our ability to conduct our mining operations or to do so profitably.

Further, the public has certain statutory rights to comment on and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. For example, Fair Shake Environmental Legal Services and private individuals have expressed opposition to our RAM No. 1 mine through comments submitted to the Pennsylvania Department of Environmental protection asserting deficiencies in the Company’s permit application. As a result of challenges like these, the permits we need may not be issued or renewed in a timely fashion or issued or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow, and profitability as well as our ability to pay distributions to our unitholders

Permitting rules may also require, under certain circumstances, that we obtain surface owner consent if the surface estate has been severed from the mineral estate. This could require us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

We and our owners and controllers are subject to the Applicant Violator System.

Under SMCRA and its state law counterparts, all coal mining applications must include mandatory “ownership and control” information, which generally includes listing the names of our officers and directors, and our principal shareholders owning 10 percent or more of our voting shares, among others. Ownership and control reporting requirements are designed to allow regulatory review of any entities or persons deemed to have ownership or control of a coal mine, and bars the granting of a coal mining permit to any such entity or person (including any “owner and controller”) who has had a mining permit revoked or suspended, or a bond or similar security forfeited within the five-year period preceding a permit application or application for a permit revision. Regulatory agencies also block the issuance of permits to an applicant who, or whose owner and controller, has permit violations outstanding that have not been timely abated.

A federal database, known as the Applicant Violator System (“AVS”), is maintained for this purpose. Certain relationships are presumed to constitute ownership or control, including the following: being an officer or director of an entity; being the operator of the coal mining operation; having the ability to commit the financial or real property assets or working resources of the permittee or operator; based on the instruments of ownership or the voting securities of a corporate entity, owning of record 10% or more of the mining operator, among others. This presumption, in most cases, can be rebutted where the person or entity can demonstrate that it in fact does not or did not have authority directly or indirectly to determine the manner in which the relevant coal mining operation is conducted. An ownership and control notice must be filed by us each time an entity obtains a 10% or greater interest in us. If we have unabated violations of SMCRA or its state law counterparts, have a coal mining permit suspended or revoked, or forfeit a reclamation bond, we and our “owners and controllers,” as discussed above, may be prohibited from obtaining new coal mining permits, or amendments to existing permits, until such violations of law are corrected. This is known as being “permit-blocked.” Additionally, other mining companies owned or controlled by an “owner or controller” of us could potentially be subject to a permit block by our violations of laws, and likewise we could be permit-blocked based upon the violations of or permit-blocked status of an “owner or controller” of us.

We may be subject to additional limitations on our ability to conduct mining operations due to federal jurisdiction.

We may conduct some underground mining activities on properties that are within the designated boundary of federally protected lands or national forests where the above-mentioned restrictions within the meaning of SMCRA could apply. Federal court decisions could pose a potential restriction on underground mining within

100 feet of a public road as well as other restrictions. If these SMCRA restrictions ultimately apply to underground mining, considerable uncertainty would exist about the nature and extent of this restriction. While it could remain possible to obtain permits for underground mining operations in these areas even where this 100-foot restriction was applied, the time and expense of that permitting process would be likely to increase significantly and the restrictions placed on the mining of those properties could adversely affect our costs.

Our prospective customers are subject to extensive existing and future government laws, regulations and other legal requirements relating to protection of the environment, which could negatively impact our business and the market for our products.

Although we are initially focusing on metallurgical coal production, we may engage in mining activities across the coal mining spectrum, including coal used for electric power generation. The operations of our customers are subject to extensive and frequently changing environmental regulation. This is particularly true with respect to air emissions from our customers in the electric generation industry. A reduction in the use of coal for electric power generation could decrease the volume of our coal sales and adversely affect our results of operations.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Complying with regulations to address these emissions can be costly for our customers. For example, in order to meet the CAA limits for sulfur dioxide emissions from electric power plants, coal users must install costly pollution control devices, use sulfur dioxide emission allowances (some of which they may purchase), or switch to other fuels. Recent EPA rulemakings requiring additional reductions in permissible emission levels for coal-fired plants will likely make it more costly to operate coal-fired electric power plants and may make coal a less attractive fuel for electric power generation in the future. For example, the EPA’s Cross-State Air Pollution Rule (“CSAPR”) is one of a number of significant regulations that the EPA has issued or expects to issue that will impose more stringent requirements relating to air, water and waste controls on electric generating units. These rules also include the EPA’s new requirements for coal combustion residues management, which were finalized in December 2014 and further regulate the handling of wastes from the combustion of coal. In addition, the EPA has formally adopted a revised final rule to reduce emissions of toxic air pollutants from power plants. More costly and stringent environmental regulations could adversely impact the operations of our customers, which could in turn adversely impact our business. A number of coal-fired power plants, particularly smaller and older plants, already have retired or announced that they will retire rather than retrofit to meet the obligations of these rules. Additional retirements of coal-fired power plants by prospective customers could further decrease demand for thermal coal and reduce our revenues and adversely affect our business and results of operations. See “Business—Environmental and Other Regulatory Matters.”

Considerable uncertainty is associated with air emissions initiatives. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. More stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. As a result, some of our prospective customers may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal. Any further switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. In addition, our coke plant and steelmaking customers may face increased operational costs as a result of higher electric costs.

Apart from actual and potential regulation of air emissions and solid wastes from coal-fired plants, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reductions in the amount of coal consumed by electric power generators as a result of current or new standards for the emission of impurities, or current or new incentives to switch to renewable fuels or renewable energy sources, such as the CPP and various state programs, could reduce the demand for our coal, thereby reducing our revenues and adversely affecting our business and results of operations.

Despite our initial focus as a metallurgical coal producer, our operations may be impacted by initiatives designed to limit climate change and reduce air pollutants, which could interfere with our business activities, operations and capital raising initiatives.

Participants in the coal mining industry are frequently targeted by environmental activist groups that openly attempt to disrupt the industry. For example, Greenpeace International filed a letter with the SEC alleging that one coal mining company’s filings relating to a proposed public offering of securities may contain incomplete and misleading disclosures regarding the risks of investing in the coal market. On another occasion, the Sierra Club sent a letter to the SEC stating that it believed a coal mining company may be giving potential investors false impressions regarding risks to its business. Other groups have objected to our RAM No. 1 mine permit application in Pennsylvania. It is possible that we could continue to be the target of similar actions in the future, including when we attempt to grow our business through acquisitions, commence new mining operations or register our securities with the SEC. If that were to happen, our ability to operate our business or raise capital could be materially and adversely impacted.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities and also pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. In California, for example, legislation was signed into law in October 2015 that requires California’s state pension funds to divest investments in companies that generate 50% or more of their revenue from coal mining by July 2017. Several large investment banks also announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants, which may make it more difficult for utilities to obtain financing for coal-fired plants. Other activist campaigns have urged banks to cease financing coal-driven businesses. As a result, at least ten major banks enacted such policies in 2015. The impact of such efforts may adversely affect the demand for and price of securities issued by us, and impact our access to the capital and financial markets. In addition, several well-funded non-governmental organizations have explicitly undertaken campaigns to minimize or eliminate mining and the use of coal as a source of electricity generation. The net effect of these developments is to make it more costly and difficult to maintain our business and to continue to depress the market for coal.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors in certain circumstances may have the ability to order our operations to be shut down based on safety considerations.

The Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and Mine Improvement and New Emergency Response Act (the “MINER Act”), and regulations issued under these federal statutes, impose stringent health and safety standards on mining operations. The regulations that have been adopted under the Mine Act and the MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, roof control, ventilation, blasting, use and maintenance of mining equipment, dust and noise control, communications, emergency response procedures, and other matters. MSHA regularly inspects mines to ensure compliance with regulations promulgated under the Mine Act and MINER Act. In addition, Pennsylvania, West Virginia, and Virginia all have similar programs for mine safety and health regulation and enforcement.

The various requirements mandated by federal and state statutes, rules, and regulations may place restrictions on our methods of operation and potentially result in fees and civil penalties for violations of such requirements or criminal liability for the knowing violation of such standards, significantly impacting operating costs and productivity. In addition, government inspectors have the authority to issue orders to shut down our operations based on safety considerations under certain circumstances, such as imminent dangers, accidents, failures to abate violations, and unwarrantable failures to comply with mandatory safety standards. See “Business—Environmental and Other Regulatory Matters—Mine Safety and Health.”

The regulations enacted under the Mine Act and MINER Act as well as under similar state acts are routinely expanded, raising compliance costs and increasing potential liability. For example, MSHA recently finalized a new rule limiting miners’ exposure to respirable coal dust. The first phase of the rule went into effect as of August 1, 2014, and requires, among other things, single shift sampling to determine noncompliance and corrective action to remedy any excessive levels of dust. The next phase of the rule went into effect as of February 1, 2016, and requires increased sampling frequency and the use of continuous personal dust monitors. This and other future mine safety rules could potentially result in or require significant expenditures, as well as additional safety training and planning, enhanced safety equipment, more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of our operations. If we were to be found in violation of mine safety and health regulations, we could face penalties or restrictions that may materially and adversely impact our operations, financial results and liquidity.

We must also compensate employees for work-related injuries. State workers’ compensation acts typically provide for an exception to an employer’s immunity from civil lawsuits for workplace injuries in the case of intentional torts. In such situations, an injured worker would be able to bring suit against his or her employer for damages in excess of workers’ compensation benefits. In addition, West Virginia’s workers’ compensation act provides a much broader exception to workers’ compensation immunity, allowing an injured employee to recover against his or her employer if he or she can show damages caused by an unsafe working condition of which the employer was aware and that was a violation of a statute, regulation, rule or consensus industry standard. These types of lawsuits are not uncommon and could have a significant effect on our operating costs.

In addition, Ramaco Development has obtained from a third-party insurer a workers’ compensation insurance policy, which includes coverage for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969 and the Mine Act, as amended. We perform periodic evaluations of our black lung liability, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others. Of note, the Affordable Care Act of 2010 significantly amended the black lung provisions of the Mine Act by reenacting two provisions, which had been eliminated in 1981. Under the amendments, a miner with at least fifteen years of underground coal mine employment (or surface mine employment with similar dust exposure) who can prove that he suffers from a totally disabling respiratory condition is entitled to a rebuttable presumption that his disability is caused by black lung. The other amendment provides that the surviving spouse of a miner who was collecting federal black lung benefits at the time of his death is entitled to a continuation of those benefits. These changes could have a material impact on our costs expended in association with the federal black lung program.

We have reclamation, mine closing, and related environmental obligations under the Surface Mining Control and Reclamation Act. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

SMCRA establishes operational, reclamation and closure standards for our mining operations. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Permits for all mining operations must be obtained from the U.S. Office of Surface Mining (“OSM”) or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. Our operations are located in states which have achieved primary jurisdiction for enforcement of SMCRA through approved state programs. See “Business—Environmental and Other Regulatory Matters.”

In July 2015 OSM proposed the Stream Protection Rule. The proposed rule would impact both surface and underground mining operations and would increase testing and monitoring requirements related to the quality or quantity of surface water and groundwater or the biological condition of streams. The Stream Protection Rule would also require the collection of increased pre-mining data about the site of the proposed mining operation and adjacent areas to establish a baseline for evaluation of the impacts of mining and the effectiveness of reclamation associated with returning streams to pre-mining conditions. If OSM’s Stream Protection Rule is finalized as currently proposed we could face significant operating restrictions, as well as increased monitoring and restoration costs.

In addition, SMCRA imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the Abandoned Mine Reclamation Fund (“AML Fund”), which is used to restore unreclaimed and abandoned mine lands mined before 1977. The current per ton fee is $0.28 per ton for surface mined coal and $0.12 per ton for underground mined coal. These fees are currently scheduled to be in effect until September 30, 2021. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary.

The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected. We are also required to post bonds for the cost of a coal mine as a condition of our mining activities.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Ramaco Development and we will be accordingly dependent upon distributions from Ramaco Development to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Ramaco Development. Please see “Corporate Reorganization.” We will have no independent means of generating revenue. To the extent Ramaco Development has available cash, we intend to cause Ramaco Development to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Ramaco Development or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We intend to contribute all of the proceeds of this offering to Ramaco Development in exchange for RD Units as described in “Use of Proceeds.” Although Ramaco Development intends to use a portion of the net proceeds it receives form us to repay certain indebtedness as described under “Use of Proceeds,” we cannot specify with certainty the particular other uses of the net proceeds that Ramaco Development will receive from such purchase. Our management will have broad discretion in Ramaco Development’s application of such proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may cause Ramaco Development to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to cause Ramaco Development to apply these funds effectively could harm our business. Pending their use, Ramaco Development may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2017, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2021. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed.

We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling stockholders and representative of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by us or the selling stockholders or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Yorktown will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other stockholders.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares and after the transactions described in “Corporate Reorganization”), our Sponsors will own approximately     % of our Class A common stock. Yorktown will own approximately 100% of our Class B common stock (representing     % of our combined economic interest and voting power).

As a result, Yorktown will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of our Sponsors with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Given this concentrated ownership, our Sponsors would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of our Sponsors. These directors’ duties as employees of our Sponsors may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Our Sponsors’ concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Yorktown- and ECP-affiliated entities) that are in the business of identifying and acquiring coal reserves. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Our Sponsors and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable our Sponsors to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that our Sponsors and their affiliates (including portfolio investments of our Sponsors and their affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit our Sponsors and their affiliates and our non-employee directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provide that if our Sponsors or their affiliates or any director or officer of one of our affiliates, or our non-employee directors, our Sponsors or their affiliates who is also one of our directors, or our non-employee directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our Sponsors or their affiliates, or our non-employee directors, may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, our Sponsors and their affiliates, or our non-employee directors, may dispose of coal properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to our Sponsors and their affiliates, or our non-employee directors, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock.”

Each of our Sponsors has resources greater than ours, which may make it more difficult for us to compete with our Sponsors with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and our Sponsors, on the other hand, will be resolved in our favor. As a result, competition from our Sponsors and their affiliates could adversely impact our results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;

•	limitations on the ability of our stockholders to call special meetings;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $        per share.

Based on an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $        per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2016 after giving effect to this offering would be $        per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, the RD Unit Holders that hold RD Units may exchange their RD Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have             outstanding shares of Class A common stock and             outstanding shares of Class B common stock (both after the transactions described in “Corporate Reorganization”). This number includes              shares of Class A common stock that we and the selling stockholders are selling in this offering and the              shares of Class A common stock that the selling stockholders may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Sponsors will own              shares of Class A common stock and Yorktown will own              shares of Class B common stock, representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. Our Sponsors will be party to a registration rights agreement, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of              shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction, subject to Rule 144 limitations with respect to affiliates.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, our officers and directors, the selling stockholders and holders of substantially all our Class A common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The representative of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Ramaco Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Ramaco Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ramaco Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Ramaco Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Ramaco Development, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to Ramaco Inc.’s failure to honor a material obligation thereunder or due to certain mergers or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus             ). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) the assumption that any units (other than those held by Ramaco Inc.) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $        million (calculated using a discount rate equal to one-year LIBOR plus             , applied against an undiscounted liability of $        million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Certain U.S. federal income tax preferences currently available with respect to coal exploration and development may be eliminated by future legislation.

From time to time, legislation is proposed that could result in the reduction or elimination of certain U.S. federal income tax preferences currently available to companies engaged in the exploration and development of coal. For example, President Obama’s budget proposal for fiscal year 2017 included certain proposed legislation that would eliminate several U.S. federal income tax preferences relating to coal exploration and development. These proposals included, but were not limited to, (1) the elimination of current deductions, the 60-month amortization period and the 10-year amortization period for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) the repeal of the percentage depletion allowance with respect to coal properties, (3) the repeal of capital gains treatment of coal and lignite royalties and (4) the elimination of the domestic manufacturing deduction for coal and other hard mineral fossil fuels. The passage of any legislation as a result of these or other similar proposals could increase our taxable income and negatively impact the value of an investment in our Class A common stock.

If Ramaco Inc. were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of its ownership of Ramaco Development, applicable restrictions could make it impractical for Ramaco Inc. to continue its business as contemplated and could have a material adverse effect on its business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that Ramaco Inc. is an “investment company,” as such term is defined in either of those sections of the 1940 Act. As the sole managing member of Ramaco Development, Ramaco Inc. will control and operate Ramaco Development. On that basis, we believe that Ramaco Inc.’s interest in Ramaco Development is not an “investment security” as that term is used in the 1940 Act. However, if Ramaco Inc. were to cease participation in the management of Ramaco Development, its interest in Ramaco Development could be deemed an “investment security” for purposes of the 1940 Act. Ramaco Inc. and Ramaco Development intend to conduct their operations so that Ramaco Inc. will not be deemed an investment company. However, if Ramaco Inc. were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on Ramaco Inc.’s capital structure and its ability to transact with affiliates, could make it impractical for Ramaco Inc. to continue its business as contemplated and could have a material adverse effect on its business.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Yorktown will beneficially own a majority of our outstanding voting interests. As a result, we expect to be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

Forward-looking statements may include statements about:

•	our status as a recently organized corporation with no operating history, no current revenue and properties that have not yet been developed into producing coal mines;

•	deterioration of economic conditions in the steel industry generally;

•	deterioration of economic conditions in the metallurgical coal industry generally;

•	higher than expected costs to develop our planned mining operations, including the costs to construct necessary processing and transport facilities;

•	decreases in the estimated quantities or quality of our metallurgical coal reserves;

•	our inability to obtain additional financing on favorable terms, if required, to complete the acquisition of additional metallurgical coal reserves as currently contemplated or to fund the operations and growth of our business;

•	increased maintenance, operating or other expenses or changes in the timing thereof;

•	impaired financial condition and liquidity of our customers;

•	increased competition in coal markets;

•	decreases in the price of metallurgical coal and/or thermal coal;

•	the impact of and costs of compliance with stringent domestic and foreign laws and regulations, including environmental, climate change and health and safety regulations, and permitting requirements, as well as changes in the regulatory environment, the adoption of new or revised laws, regulations and permitting requirements;

•	the impact of potential legal proceedings and regulatory inquiries against us;

•	our inability to effectively deploy the net proceeds of this offering;

•	impact of weather and natural disasters on demand, production and transportation;

•	reductions and/or deferrals of purchases by major customers and our ability to renew sales contracts;

•	credit and performance risks associated with customers, suppliers, contract miners, co-shippers and trading, banks and other financial counterparties;

•	geologic, equipment, permitting, site access, operational risks and new technologies related to mining;

•	transportation availability, performance and costs;

•	availability, timing of delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;

•	the existence of registration rights with respect to the securities being offered and the costs of compliance or penalties for noncompliance with such rights;

•	the amount of expenses and other liabilities incurred or accrued after the completion of this offering;

•	the lack of a public market for our securities; and

•	the other risks identified in this prospectus including, without limitation, those under the headings “Risk Factors,” “Business” and “Certain Relationships and Related Party Transactions.”

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of coal. These risks include, but are not limited to, commodity price volatility, demand for domestic and foreign steel, inflation, lack of availability of mining equipment and services, environmental risks, operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to contribute all of the net proceeds from this offering to Ramaco Development in exchange for RD Units. Ramaco Development intends to use approximately $        million of such proceeds to pay in full our four-year promissory note due to Ramaco, LLC in the principal amount of approximately $10.6 million and the balance for general corporate purposes, including for capital expenditures relating to our mining program and for acquisitions. The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds
(In millions)
Net proceeds from this offering	$	Promissory note payment	$
General corporate purposes

Total sources of funds	$	Total uses of funds	$

On August 31, 2016, Ramaco Development entered into a negotiable promissory note with Ramaco, LLC, in the principal amount of $10.6 million. Interest accrues at a rate of 1.82% per annum and payments are due in four annual installments to reimburse Ramaco, LLC for amounts it loaned to Ramaco Development for development and overhead expenses incurred by Ramaco Development prior to this Offering. As of October 24, 2016, the remaining principal balance of the promissory note is $10.6 million.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to pay in full the four-year promissory note due to Ramaco, LLC.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on an actual basis for our predecessor;

•	on an as adjusted basis to give effect to the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $ per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” the historical financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2016
	Ramaco Development, LLC (1)	As Adjusted
	(In thousands, except number of shares and par value)
Cash and cash equivalents	$275	$

Debt obligations:
Note payable—related party	2,750
Due to Ramaco, LLC	10,629

Total debt obligations	13,379

Series A Convertible Preferred Units

Equity:
Members’ equity	2,712
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—		—
Class B common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—		—
Preferred stock—no shares authorized, issued or outstanding, actual; no shares authorized and shares outstanding, pro forma	—		—
Additional paid-in capital	—
Accumulated deficit	—

Total equity	$2,712	$

Total capitalization	$16,091	$

(1)	Ramaco Resources, Inc. was incorporated in October 2016. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional

paid-in capital, total equity and total capitalization by approximately $        million, $        million and $        million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $        million, $        million and $        million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2016, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $         million, or $         per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the Corporate Reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2016 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $         per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $         per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2016 (after giving effect to the Corporate Reorganization)	$
Increase per share attributable to new investors in the offering	$
As adjusted pro forma net tangible book value per share (after giving effect to the Corporate Reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $        and increase (decrease) the dilution to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2016, the total number of shares of Class A common stock owned by existing stockholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $        , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
(in millions)
Existing stockholders(1)			$		%	$
New investors(2)			$		%	$

Total		100%	$	100%		$

(1)	The number of shares disclosed for the existing shareholders includes shares being sold by the selling shareholders in this offering.
(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling shareholders in this offering.

The data in the table excludes                  shares of Class A common stock initially reserved for issuance under our equity incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of Class A common stock.

SELECTED HISTORICAL FINANCIAL DATA

Ramaco Resources, Inc. was incorporated in October 2016 and does not have historical financial operating results. The following table shows selected historical consolidated financial data, for the periods and as of the dates indicated, of Ramaco Development, our accounting predecessor. The selected historical consolidated financial data of our predecessor as of and for the years ended December 31, 2014 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical interim consolidated financial data of our predecessor as of June 30, 2016 and for the six months ended June 30, 2015 and 2016 were derived from the unaudited interim consolidated financial statements of our predecessor included elsewhere in this prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial data and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

Our historical results are not necessarily indicative of future operating results and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. You should read the following table in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Historical Ramaco Development, LLC
	Year Ended December 31,		Six Months Ended June 30,
Consolidated statement of operations data:	2015	2014	2016	2015
(in thousands, except per share data)			(Unaudited)
Revenue	$—	$—	$—	$—
Cost and expenses
Operating costs and expenses	934	939	225	267
Asset retirement obligation accretion	75	68	40	35
Professional fees	406	269	3,412	62
General and administrative	918	489	759	358

Total cost and expenses	2,333	1,765	4,436	722

Operating loss	(2,333)	(1,765)	(4,436)	(722)
Interest expense	2	1	11	—

Net loss	$(2,335)	$(1,766)	$(4,447)	$(722)

Pro forma earnings per share(1):
Weighted-average shares of Class A common stock outstanding
Basic
Diluted
Net loss attributable to Class A common stockholders
Basic
Diluted

	Historical Ramaco Development, LLC
	Year Ended December 31,		Six Months Ended June 30,
Consolidated statement of cash flow data:	2015	2014	2016	2015
(in thousands)			(Unaudited)
Cash flows from operating activities	$(1,915)	$(1,702)	$(1,504)	$(297)
Cash flows from investing activities	(3,464)	(4,185)	(2,241)	(1,210)
Cash flows from financing activities	6,373	5,887	3,026	1,507

Net change in cash	$994	$—	$(719)	$—

	Historical Ramaco Development, LLC
	As of December 31,		As of June 30,
Consolidated balance sheet data:	2015	2014	2016
(in thousands)			(Unaudited)
Total current assets	$1,255	$105	$494
Coal properties, at cost mine development	16,008	10,381	18,249
Investment restricted for surety bond	—	1,385	—
Deposits	—	—	235
Deferred offering costs	3,089	—	—

Total Assets	$20,352	$11,871	$18,978

Total current liabilities	$914	$—	$752
Asset retirement obligations	2,095	1,791	2,135
Note payable—related party	—	—	2,750
Due to Ramaco, LLC	10,683	11,053	10,629

Total liabilities	13,692	12,844	16,266
Members’ equity (deficit)	6,660	(973)	2,712

Total Liabilities and Equity	$20,352	$11,871	$18,978

(1)	Pro forma earnings per share is computed by dividing the net loss attributable to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Our Predecessor and Ramaco Resources, Inc.

Overview

We are a developer of high-quality, low-cost metallurgical coal in central and southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We have a fully financed, near-term development portfolio of four long-lived projects: Elk Creek, Berwind, RAM Mine and Knox Creek. We believe each of these projects possesses geologic and logistical advantages that will make our coal among the lowest delivered-cost U.S. domestic metallurgical coal to a majority of our domestic target customer base, U.S.-based blast furnace steel mills and U.S.-based coke plants, as well as international metallurgical coal consumers.

We expect to achieve initial commercial production of metallurgical coal in the first quarter of 2017. We expect this to result in annual production of 1.1 million clean tons of metallurgical coal in 2017 and expect to reach full production of 4.4 million clean tons in 2022. Please see “Business—Production Forecast Detailed Summary.” We believe that we will be able to take advantage of recent increases in U.S. and global benchmark coking coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

Production Plans

We expect that we will be required to expend $149.2 million to fully develop our current projects, of which $105.7 million will be spent through December 31, 2018. We expect to fund our capital expenditures primarily with cash on hand (excluding the proceeds from this offering) and cash flow from operations, however we may seek additional sources of financing, including revolving credit arrangements. The majority of our capital expenditure budget through 2018 is focused on the development of our Elk Creek, Berwind, RAM Mine and Knox Creek projects with a goal to have the projects fully developed by 2022. We expect to commence production from our initial Elk Creek mine in southern West Virginia in the first quarter of 2017 and begin production at our Berwind property in the second half of 2017.

A summary of our planned production forecast for the first six years of operations is presented in the table below. The foregoing are estimates based on the data available to us today. We cannot guarantee that we will achieve such results. See “Risk Factors” for a discussion of important risks facing our business.

Project(1)	2017	2018	2019	2020	2021	2022
	(in thousands)
Elk Creek
Underground	559	1,327	1,273	1,250	1,413	1,442
Surface	195	602	631	639	659	694
Highwall	172	647	724	724	741	728

Total Elk Creek	925	2,577	2,627	2,614	2,813	2,865
Berwind
Underground	161	194	679	923	902	948
Ram No. 1 Mine
Underground	—	—	132	538	538	538
Knox Creek(2)
Underground	—	—	—	—	—	—

Total	1,087	2,771	3,438	4,074	4,253	4,351

(1)	Clean saleable tons.
(2)	Knox Creek planned production forecast is currently being finalized.

Factors Affecting Comparability of Future Results

You should read this management’s discussion and analysis of our financial condition and results of operations in conjunction with our historical financial statements included elsewhere in this prospectus. Below are the period-to-period comparisons of our historical results and the analysis of our financial condition. In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from our historical results due to a variety of factors, including the following:

Revenue. We have not yet commenced coal mining. If and when we do commence mining, we expect to generate revenue from such activity. No coal mining revenue is reflected in our historical financial statements.

Production Costs. We have not yet commenced coal mining. If and when we do commence production, we will incur production costs. Production costs are the costs incurred in the operation of producing and processing our production and are primarily comprised of mining costs, labor, supplies and repairs, power, rental, lease and royalty expense. No production costs are reflected in our historical financial statements.

General and Administrative Expenses. We expect to incur approximately $2.5 million per year in incremental general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services. These differences in general and administrative expenses are not reflected in our historical financial statements.

Depreciation, Depletion and Amortization. We have not yet commenced coal mining. If and when we do commence mining activities, we will amortize the costs of successful appraisal, mining and field development using the unit-of-production method based on total estimated proved coal reserves. Costs of acquiring proved and unproved leasehold properties and associated asset retirement costs will be recovered through depletion using the unit-of-production method based on total estimated proved developed and undeveloped reserves. No depletion of coal properties is reflected in our historical financial statements. Capital expenditures for preparation plants, loadout facilities, mining equipment and other equipment needed to conduct our operations will be capitalized and depreciated for accounting purposes using the straight line method over estimated depreciable lives ranging from 3 to 30 years. No depreciation is reflected in our historical financial statements.

Demand and Price. The demand for metallurgical coal is susceptible to volatility related to, among other factors, the level of global economic activity and may also fluctuate depending on the performance of specific industries, particularly the steel industry. We expect that a decrease in economic activity, in the United States and elsewhere, would adversely affect demand for the metallurgical coal we expect to produce. Since we have not generated revenues, these key factors will only affect us when we produce and sell coal.

Results of Operations

	Historical Ramaco Development, LLC
	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2015	2014	2016	2015
Revenue	$—	$—	$—	$—
Cost and expenses
Operating costs and expenses	934	939	225	267
Asset retirement obligation accretion	75	68	40	35
Professional fees	406	269	3,412	62
General and administrative	918	489	759	358

Total cost and expenses	2,333	1,765	4,436	722

Operating loss	(2,333)	(1,765)	(4,436)	(722)
Interest expense	2	1	11	—

Net loss	$(2,335)	$(1,766)	$(4,447)	$(722)

We do not presently have any producing coal mining operations and have not generated significant revenues to date.

Since our formation our activities have been to acquire geologically advantaged coal reserve properties and to advance those properties toward coal production through exploration, the delineation of reserves; assessment and mine planning; permitting; and the development of access for mining. Direct costs associated with preparation of future mine sites for mining are capitalized. Operating expenditures including certain professional fees and overhead costs are not capitalized but are expensed as incurred.

Six months Ended June 30, 2016 compared to Six Months Ended June 30, 2015

Operating costs and expenses. Our operating costs and expenses decreased to $225 thousand for the six months ended June 30, 2016 from $267 thousand for the same period of 2015. This decrease was attributable to lower professional fees incurred for the evaluation of coal reserves for potential acquisition as compared with the prior period. The amount of such expenses is dependent on the number of potential acquisitions or extent of development activities underway at any given time.

Asset retirement obligation accretion. Our asset retirement obligation accretion increased to $40 thousand for the six months ended June 30, 2016 from $35 thousand for the same period of 2015. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value.

Professional fees. Our professional fees increased to $3.4 million for the six months ended June 30, 2016 from $62 thousand for the same period of 2015. In 2016, the Company expensed approximately $3.1 million of previously deferred offering costs recorded at December 31, 2015 because the relevant period under applicable accounting guidance for a planned private offering of its equity securities underway at that time expired.

General and administrative expenses. General and administrative expenses increased to $759 thousand for the six months ended June 30, 2016 from $358 thousand for the same period of 2015. This increase is principally due to higher insurance costs of $173 thousand and salaries and benefits totaling $321 thousand in 2016. We increased insurance coverages during 2016 for the addition of new properties and director and officer liability coverages. Beginning in 2016, our executives and officers received annual salaries and bonuses as compensation. Previously, these individuals were paid under consulting arrangements.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Operating costs and expenses. Operating costs and expenses decreased to $934 thousand for the year ended December 31, 2015 from $939 thousand for the year ended December 31, 2014. The amount of such expenses is dependent on the number of potential acquisitions or extent of development activities underway at any given time.

Asset retirement obligation accretion. Our asset retirement obligation accretion increased to $75 thousand for the year ended December 31, 2015 from $68 thousand for 2014. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value.

Professional fees. Our professional fees increased to $406 thousand for the year ended December 31, 2015 from $269 thousand for 2014. This increase was due to higher accounting and legal fees incurred as the Company’s activities increased.

General and administrative expenses. Our general and administrative expenses increased to $918 thousand for the year ended December 31, 2015 from $489 thousand for the year ended December 31, 2014. This increase was caused by higher general support expenses as the Company’s development continued.

Post-Offering Taxation and Expenses

After consummation of this offering, we will be subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Ramaco Development and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Ramaco Development to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement.”

In addition, as a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Basis of Presentation

We consider and report all of our operations as one segment.

Liquidity and Capital Resources

We expect that we will be required to expend $149.2 million to fully develop our current projects, of which $105.7 million will be spent through December 31, 2018. We expect to fund our capital expenditures primarily with cash on hand (excluding the proceeds from this offering) and cash flow from operations, however we may seek additional sources of financing, including revolving credit arrangements.

In periods before August 2015, Ramaco Development’s activities were funded by Ramaco, LLC from capital contributions from the Existing Owners and by loans from Ramaco, LLC. Since August 2015, we have funded our activities principally from the proceeds from additional issuances of our equity. Our primary use of capital has been for mine development activities. The amount, timing and allocation of capital expenditures are largely discretionary and within management’s control.

Management believes that cash on hand, along with cash flow from operations, and the net proceeds we receive from this offering, after payment of estimated offering costs and expenses, will be sufficient to meet its capital expenditure and operating plans for the foreseeable future. We expect to fund any new reserve acquisitions from the proceeds received in this offering, cash from operations and future issuances of debt or equity securities.

With respect to obligations under our Tax Receivable Agreement, except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. For further discussion regarding such an acceleration and its potential impact, please read “Risk Factors—Risks Inherent in an Investment in our Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period
	(in thousands)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	Thereafter
Due to Ramaco, LLC(1)	$10,683	$—	$—	$—	$10,683
Interest expense	—	—	—	—	—
Asset retirement obligations, discounted	2,095	—	—	—	2,095

Total	$12,778	$—	$—	$—	$12,778

(1)	Concurrent with issuance of the Series A Convertible Preferred Units on August 31, 2016, we issued a promissory note payable to convert the remaining amounts due to Ramaco, LLC to a note payable. We plan to repay this note with the proceeds of this offering. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

Use of estimates. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported for the period then ended.

Mine development costs. Mine development costs represent the costs incurred to prepare future mine sites for mining. These costs include costs of acquiring, permitting, planning, research, and establishing access to identify mineral reserves and other preparations for commercial production as necessary to develop and permit the properties for mining activities. Operating expenditures, including certain professional fees and overhead costs, are not capitalized but are expensed as incurred. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Mine development costs are not amortized until such time as the undeveloped mineral property interests are converted to proven and probable reserves and mining begins. At that time, the capitalized mine development costs will be amortized on a units-of-production basis.

Share-based compensation. We measure and record compensation expense for all share-based payment awards to employees and directors based on estimated grant-date fair values. Compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value. Since, for the periods prescribed, we were not publicly traded we do not have a listed price with which to calculate fair value. We have historically and consistently calculated fair value using combined valuation models including an enterprise valuation approach; an income approach, utilizing future discounted and undiscounted cash flows; and a market approach, taking into consideration peer group analysis of publicly traded companies, and when available, actual cash transactions in our Class A common stock.

Asset retirement obligations. We recognize as a liability an asset retirement obligation, or ARO, associated with the retirement of a tangible long-lived asset in the period in which it is incurred or becomes determinable (as defined by the standard), with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the initially recognized asset retirement cost, is amortized over the unit of production method over estimated recoverable reserves upon commencement of mining and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. We measure the fair value of the ARO using expected future cash outflows for abandonment discounted generally at our cost of capital.

Estimating the future ARO requires management to make estimates and judgments regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and in August 2015 the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible that more judgment and estimates may be required within the revenue recognition process than is required under present U.S. GAAP. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. The new standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 is effective for reporting periods beginning after December 15, 2017. Early adoption of one year prior to the required effective date is permitted. ASU 2014-09 allows adoption using either of two methods: (i) retrospective to each prior reporting period presented, with the option to elect certain practical expedients; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which aims to make leasing activities more transparent and comparable and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. This ASU is effective for all interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation. The pronouncement was issued to simplify the accounting for share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. ASU 2016-09 is effective for reporting periods beginning after December 15, 2016.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. ASU 2016-13 was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. ASU 2016-13 is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

The Company is currently assessing the impact that adopting these new accounting standards will have on its financial statements and related disclosures.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2015 or 2014. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy.

Off-Balance Sheet Arrangements

Currently, neither we nor our predecessor have off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

In the ordinary course of our business, we are not exposed to market risks, such as those that may arise from changes in interest rates or changes in foreign currency exchange rates or that may otherwise arise. We expect that our sales contract for our metallurgical coal will be short-term and therefore, we will be exposed to fluctuations in market pricing.

BUSINESS

Overview

We are a developer of high-quality, low-cost metallurgical coal in central and southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We have a fully financed, near-term development portfolio of four long-lived projects: Elk Creek, Berwind, RAM Mine and Knox Creek. We believe each of these projects possesses geologic and logistical advantages that will make our coal among the lowest delivered-cost U.S. domestic metallurgical coal to a majority of our domestic target customer base, U.S.-based blast furnace steel mills and U.S.-based coke plants, as well as international metallurgical coal consumers.

We expect to achieve initial commercial production of metallurgical coal in the first quarter of 2017. We expect this to result in annual production of 1.1 million clean tons of metallurgical coal in 2017 and expect to reach full production of 4.4 million clean tons in 2022. Please see “—Production Forecast Detailed Summary” below. We believe that we will be able to take advantage of recent increases in U.S. and global benchmark coking coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

Metallurgical Coal Industry

Metallurgical coal (also referred to as coking coal) is used to make metallurgical coke, a key input in the blast furnace steel-making process. As reported by Doyle, in 2015, the U.S. produced 65 million tons of metallurgical coal to serve North American customers as well as the seaborne export coal market. According to Doyle, the total North American demand for metallurgical coal is approximately 20 to 21 million tons, with more than 90%, or 18.9 million tons, serving the U.S. market, approximately 1.0 to 2.0 million tons going to Canada and a small fraction being exported to Mexico. Canada has approximately 4.6 million tons (4.2 million metric tons) of demand for coking coal; however, it is largely supplied by Canadian coking coal producers. U.S. coking coal primarily is produced from underground mines located in the Northern Appalachia, Central Appalachia, and Southern Appalachia coal basins. Due to logistical advantages, North American metallurgical coal producers supply all of the requirements of the North American steel industry and coke makers as imported coal has historically been uneconomic due to transportation costs. Supply in excess of what can be consumed in the U.S. and Canada is exported to the seaborne market.

As reported by Doyle, the U.S. is the second largest global supplier to the seaborne coking coal market with 46.3 million tons exported in 2015. Due to geographic advantages, the U.S. exports primarily serve Europe and South America. According to Doyle, Europe accounted for 23 million tons, or nearly half of the 46.3 million tons exported by U.S. metallurgical coal producers in 2015.

The following chart reflects the decline and recent uptick in the global benchmark coking coal price since 2010, as reported by EIA and Doyle. Premium global coal benchmark prices have rebounded significantly since early 2016, rising from $81 per MT in the first quarter of 2016 to $200 per MT in the fourth quarter of 2016. U.S. export realizations often lag big moves in global coking coal prices by one to two quarters since certain U.S. export tonnage is priced on a longer-term contract basis. U.S. producers had little tonnage available to capitalize on the $200 per MT global coking coal benchmark for the fourth quarter of 2016, but are expected to realize a significant uptick in prices when first quarter 2017 export business is booked. For a more extensive discussion of the metallurgical coal industry, see “Industry.”

Global Benchmark Coking Coal Price (1)(2)

(1)	Coking coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over the ensuing three month period, but excludes spot transactions or index-based sales.
(2)	Global benchmark prices given through December 2016; U.S. average prices given through June 2016.

Current Projects

Elk Creek

We expect our Elk Creek project in southern West Virginia to begin production in the first quarter of 2017. When we acquired the Elk Creek project in 2012, the rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted, deep mines. We also acquired significant existing surface contour benches, which will enable surface and highwall mining.

The Elk Creek property contains 18 seams we have targeted for production. All contain high-quality metallurgical coal, are accessible above drainage and contain high-fluidity, high volatile metallurgical coals. We expect Elk Creek to produce approximately 925,000 clean tons of high volatile metallurgical coal in 2017 from two underground continuous-miner room-and-pillar operations and one surface contour and highwall miner operation in 2017 and an average of approximately 2.7 million tons per year from 2018 to 2027. Because of our expected CTPF for our deep mines, our low mining ratio for surface mines and highly productive highwall miner production, we expect our Elk Creek project will have a significantly lower cash cost-of-production per ton than many of our Appalachian metallurgical coal competitors.

We lease all of the coal and related mining rights within the existing permitted areas and our current mine plans, as well as the surface for our surface facilities, through leases and subleases from Ramaco, LLC. Ramaco, LLC has completed initial mine planning, permitting and engineering on our Elk Creek project. Ramaco, LLC owns a large area of fee coal, and also leases large areas of coal from a subsidiary of Natural Resource Partners, among others. Cardno has estimated that the Elk Creek project contains reserves capable of yielding approximately 80 million tons of clean saleable metallurgical coal.

We plan to market in excess of 50% of the coal produced from the Elk Creek project as a blended high volatile A/B composite. Our target market for Elk Creek production is North American coke and steel producers.

We will also market our coal to European and South American customers, and occasionally to coal traders and brokers for use in filling orders for their blended products. However, due to the current strength in the export market, we anticipate that we will export substantial portions of our 2017 and 2018 production. Additionally, we will seek to market a portion of our coal in the specialty coal markets. Specialty coal customers, such as producers of activated carbon products, specialty metals products and foundry coke, seek modest volumes of high-quality coal of the nature that we expect to produce, which is typically purchased at premium prices due to limited supply. Specialty coal production will complement our metallurgical coal production, but will not be a fundamental component of our business. We expect to sell approximately 120,000 tons annually into this premium-priced market.

Ramaco, LLC acquired the Elk Creek property from a major public energy company in April 2012. Elk Creek was previously operated by Island Creek Coal Company. Island Creek Coal Company ceased production in 1999 and reclaimed the mined areas, including the decommissioning and removal of the preparation plant and coal-handling facilities. Ramaco, LLC acquired the Baisden property adjacent to Elk Creek’s northern boundary in September 2013. This tract contains a high concentration of advantaged deep mine reserves.

Berwind

Our Berwind coal reserve sits on the border of West Virginia and Virginia and is well-positioned to fill the anticipated market for low volatile coals as a result of its coal quality, above average seam height and close proximity to the coke-producing facilities of SunCoke, a key potential customer. Ramaco, LLC acquired a leasehold interest in the underground metallurgical coal reserve at the Berwind property from Berwind Land Company in August 2015. The Berwind coal reserve is presently in the mine planning and permitting process with the permit application process scheduled for completion in late 2016 and permit issuance anticipated in early 2017. We expect to begin production at the Berwind coal reserve in 2017 and expect to produce approximately 930,000 clean tons per year from 2018 to 2027.

The Berwind coal reserve also contains a large area of potential Squire Jim seam coal deposits. The Squire Jim seam of coal is the lowest known coal seam on the geologic column in this region, and due to depth of cover has never been significantly explored. We have outcrop access to this seam at the top of an anticline, thus providing unusual and favorable access. We believe this area has potential for future cost-advantaged mining, and could result in enhancing projected annual production and our reserve base.

We are seeking permits for two underground mines at our Berwind coal reserve. Both mines are expected to be room-and-pillar continuous miner mines. We expect the mining permit for our Pocahontas No. 3/4 seam mine to be issued by the third quarter of 2017, and the permit for our Squire Jim seam mine to be issued during the fourth quarter of 2017. We expect the initial mine to commence production in the Pocahontas No. 3 seam in the second half of 2017. The Pocahontas No. 4 seam will be accessed from the Pocahontas No. 3 seam via an inter-seam slope.

Knox Creek

In July 2016, we acquired from Alpha Natural Resources, Inc. (“Alpha”) (i) a preparation plant and coal-loading facility along with a refuse impoundment and (ii) an idle mine at its Knox Creek operations (the “Knox Creek Acquisition”). We do not intend to resume mining operations at the currently idle mine. However, we are evaluating the feasibility of a potential metallurgical deep mine in the Jawbone seam of coal, which would be accessed through the same portal and slope as the idle mine. Assuming the Jawbone seam mine meets our economic and geologic thresholds for development, we anticipate initial production to begin at Knox Creek in 2017 and are currently developing our mine plan for the Jawbone Seam.

At the Knox Creek preparation plant and loading facility, we are currently conducting coal-washing services for a third party, for a per-ton processing and loading fee pursuant to a contract where we will process approximately 95,000 raw tons of third-party coal monthly through February 2017, generating revenue of approximately $440,000 per month. Once our mines are in production, we will process and load coal mined from our Berwind coal reserve and from the Knox Creek Jawbone seam mine at this facility. In October 2016, we also began processing coal purchased from third parties in the Knox Creek preparation plant for sale for our own account through RAMACO Coal Sales, LLC, our wholly-owned subsidiary.

Coal from our Berwind coal reserve is expected to be transported by highway trucks to our Knox Creek facility for processing, and then shipped to our customers via highway trucks, rail cars primarily on the Norfolk Southern, or by barge on river systems to our customers. Coal from the contemplated Jawbone seam mine is expected to be belted directly to the Knox Creek preparation plant for processing and shipment.

RAM Mine

Our RAM Mine project is located in southwestern Pennsylvania and is scheduled for initial production in 2019. Production of high volatile coal from the Pittsburgh seam will be from a single continuous-miner room-and-pillar underground operation. Upon commencement of mining, we anticipate that the mine will produce approximately 130,000 clean tons in the initial year of production, and thereafter will produce approximately 540,000 clean tons per year over an estimated 10 year mining life. We believe the coal thickness, quality and proximity to market, and projected production efficiency of this project will provide us with an advantage against our competitors. The Pittsburgh seam, in close proximity to Pittsburgh area coke plants, has been a key feedstock for coke facilities for decades.

The RAM Mine coal reserve is not yet permitted, although we have applied for a permit and it is in the final phase of the permit application process. We expect a permit to be issued in the first quarter of 2017. Operation of our RAM Mine coal reserve will also require access to either a newly constructed preparation plant and loading facility or arrangements with third parties to process and load the coal.

We expect coal from the RAM Mine coal reserve will be transported by highway trucks, rail cars or by barge on river systems to our customers. In addition to close proximity to river barge facilities, our RAM Mine operations are also near Norfolk Southern rail access. We expect to have a delivered-cost advantage over our competitors due to the close proximity of our planned mining facilities to multiple domestic coke producers.

Ramaco, LLC acquired the RAM Mine underground metallurgical coal reserve from a large coal producer in December 2011. In 2013 and 2014, we effected a series of acquisitions of surface properties to construct a mine portal and other infrastructure.

Summary Reserve Data

The reserves available to us by lease or right to lease from Ramaco, LLC are summarized by project in the table below. All reserves listed for our Elk Creek, Berwind and RAM Mine properties are controlled by Ramaco, LLC. We lease and sublease approximately 110.3 million tons of those reserves controlled by Ramaco, LLC at our Elk Creek, Berwind and RAM Mine properties, excluding approximately 2.4 million tons at our Elk Creek property that are subleased to a third party by Ramaco, LLC under a pre-existing lease. In addition, we have the right to lease approximately 40.9 million additional tons of reserves controlled by Ramaco, LLC, pursuant to mutual cooperation agreements. The clean recoverable tons at our Knox Creek project are controlled by RAMACO Resources Land Holdings, LLC, a subsidiary of Ramaco Development. See “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates” for a description of the mutual cooperation agreements which contain this right to lease.

	Location	Mining Method	Reserves(1) (Clean Recoverable Tons (in hundred- thousands)						Estimated Full Production (tons in thousands)(2)		Anticipated Production Start Date	Projected Mine Life (years)	Deep Mine Clean Tons per Foot	Surface Mining Ratio(3)	Surface Effective Mining Ratio(4)	Est Cost of Production ($/ton)(5)	Typical Met Coal Quality(6)	Transpor- tation
			Proven		Probable		Total
Elk Creek	Logan, Wyoming and Mingo Counties, WV	Underground, Highwall, Surface	50.8		25.1		75.9	(9)	2,865		1Q 2017	20+	3.06	12.74	6.15	$58.67	High Volatile A, A/B, B, C	CSX RR, Norfolk Southern RR, Truck
Berwind	McDowell County, WV, Buchanan and Tazewell Counties, VA	Underground	45.0		27.1		72.1		948		2Q 2017	20+	2.84	—	—	76.15	Low Volatile	Truck, Norfolk Southern RR
RAM Mine	Washington County, PA	Underground	2.0		3.6		5.6		538		2019	10	4.22	—	—	47.95	High Volatile C	Norfolk Southern RR, Truck, Barge
Knox Creek	Buchanan, Tazewell and Russell Counties, VA	Underground	—	(7)	—	(7)	—	(7)	—	(8)	2017	20+	— (7)	—	—	— (7)	High Volatile A	Truck, Norfolk Southern

Total			97.8		55.8		153.6		4,351

(1)	Reserves for the Berwind and RAM Mine projects are based upon the Weir International, Inc. (i) Berwind Property Reserve and Resource Study dated October 26, 2016 and (ii) reserve study of Ramaco, LLC’s Mathies (RAM Mine) property in Washington County, Pennsylvania, dated September 18, 2015. Reserves for the Elk Creek property are given as of December 31, 2013, based upon the Cardno evaluation of coal seams on Ramaco, LLC’s Elk Creek property dated October 31, 2014. We cannot currently classify the clean recoverable tons at our Knox Creek project as reserves. Our clean recoverable tons associated with our Knox Creek project may be upgraded to proven and probable once mine plan studies that support economical mining of the tonnage are developed. Clean recoverable tons are based upon 50% underground mining recovery, theoretical preparation plant yield at appropriate specific gravities and 95% preparation plant efficiency.
(2)	Estimated Full Production reflects our estimated annual production in 2022. Please See “Business—Production Forecast Detailed Summary.”
(3)	Surface Mining Ratio is calculated by dividing bank cubic yards by clean recoverable surface tons.
(4)	Surface Effective Mining Ratio is calculated by dividing bank cubic yards by clean recoverable surface tons plus highwall miner tons.
(5)	Cost of Production reflects a total cash cost of production over the initial 10 years of each project.
(6)	Volatiles refers to the volatile matter contained in the coal. Classification of coal as low, mid or high volatile refers to the specific volatile content within the coal, with coals of 17% to 22% volatiles being classified as low volatile, 23% to 31% as mid volatile and 32% or greater as high volatile. The amount of volatile matter in coal impacts coke yield—the amount of coke and coke by-products produced per ton of coal charged. Low volatile coal contains more carbon, but too much carbon can result in coke oven damage. Too much volatile matter results in less carbon and reduces the volume of coke produced. Therefore, coke producers use blends of high volatile and low volatile coals for coke production. See “Industry” for more information.
(7)	We cannot currently classify the clean recoverable tons at our Knox Creek project as reserves. However, such tonnage may be classified as proven or probable once mine plan studies that support economical mining of such tonnage are developed.
(8)	Knox Creek planned production forecast is currently being finalized.
(9)	Includes approximately 2.4 million tons at our Elk Creek property that are leased to a third party by Ramaco, LLC.

Production Plans

We expect that we will be required to expend $149.2 million to fully develop our current projects, of which $105.7 million will be spent through December 31, 2018. We expect to fund our capital expenditures primarily with cash on hand (excluding the proceeds from this offering) and cash flow from operations, however we may seek additional sources of financing, including revolving credit arrangements. The majority of our capital expenditure budget through 2018 is focused on the development of our Elk Creek, Berwind, RAM Mine and Knox Creek projects with a goal to have the projects fully developed by 2022. We expect to commence production from our initial Elk Creek mine in southern West Virginia in the first quarter of 2017 and begin production at our Berwind property in the second half of 2017.

A summary of our planned production forecast for the first six years of operations is presented in the table below. The foregoing are estimates based on the data available to us today. We cannot guarantee that we will achieve such results. See “Risk Factors” for a discussion of important risks facing our business.

Project(1)	2017	2018	2019	2020	2021	2022
	(in thousands)
Elk Creek
Underground	559	1,327	1,273	1,250	1,413	1,442
Surface	195	602	631	639	659	694
Highwall	172	647	724	724	741	728

Total Elk Creek	925	2,577	2,627	2,614	2,813	2,865
Berwind
Underground	161	194	679	923	902	948
Ram No. 1 Mine
Underground	—	—	132	538	538	538
Knox Creek(2)
Underground	—	—	—	—	—	—

Total	1,087	2,771	3,438	4,074	4,253	4,351

(1)	Clean saleable tons.
(2)	Knox Creek planned production forecast is currently being finalized.

Forecasted production amounts are based in part on the proven and probable coal reserves disclosed in this prospectus and in part on smaller amounts of additional coal deposits, which are not disclosed in this prospectus, that we control but that do not meet the SEC’s standards for classification as proven or probable reserves, including amounts we may mine in the Jawbone seam of our Knox Creek property. See “—Projected Costs and Productivity” for a discussion of additional factors considered and assumptions made in developing our production forecasts.

Weir conducted a reasonableness review of our proposed mining operations at Elk Creek, Berwind and RAM Mine. In conducting its review, Weir reviewed and evaluated drilling data, mine maps, property control, mine plan, operating and capital costs and production and productivity projections provided by Ramaco Resources in making its determination as to the reasonableness of our mining plans in each of our project areas. Weir determined that our projected production, productivity, staffing, operating costs and capital expenditures for our proposed mining operations are adequate and reasonable. Please see “—Production Forecast Detailed Summary” and “—Certain Factors and Assumptions” below.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Pure-play metallurgical coal producer with high quality, long-lived reserves. We believe that, upon commencing production in the first quarter of 2017, we will be one of the few pure-play metallurgical coal producers in the U.S. As of October 2016, we control, either by lease or preferential rights to lease, a reserve base of approximately 153.6 million tons of attractive high, mid and low volatile metallurgical coal supporting an identified mine plan across our portfolio well in excess of 20 years.

•	Advantaged geology and logistics will enable us to be one of the lowest cost U.S. metallurgical coal producers. Our reserves present advantaged geologic characteristics such as relatively thick coal seams at our deep mines, low effective mining ratio at our surface mines and desirable metallurgical coal quality. Furthermore, a majority of our coal seams are accessible near, or above, drainage, thereby reducing up-front development costs. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production substantially below most U.S. domestic metallurgical coal producers. In addition, our mines are strategically located in close proximity to our prospective customers or to distribution networks. We believe these locations, transportation and other logistical characteristics will provide a competitive delivered-cost advantage over our potential competitors.

•	Fully financed, low-risk development portfolio. We currently have approximately $80 million cash on hand. The first phase of our development plan includes achieving initial production at our Elk Creek, Knox Creek, and Berwind projects. We expect to finish this phase by the third quarter of 2017 and anticipate that our remaining available cash, along with cash flow from operations, will allow us to fully fund the next phases of development at our projects through 2020, which includes achieving initial production at our RAM Mine in 2019.

•	Strong balance sheet with limited liabilities. As a recently formed coal company, we do not have any legacy employee liabilities, such as pensions, that are typically associated with well-established coal companies. Furthermore, we will have no debt on our balance sheet and modest environmental and reclamation obligations. We believe these advantages, coupled with our favorable geology, will allow us to maintain a lower overall cost of production compared to many of our competitors.

•	Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating metallurgical coal mines in Appalachia under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations. Since 2011, the management team has successfully acquired four high-quality metallurgical properties and have added additional reserves through targeted exploration programs and the acquisition of additional adjacent properties.

Business Strategies

Our primary business objective is to grow shareholder value. We intend to accomplish this objective by executing the following business strategies:

•

Complete the development of our project portfolio and achieve annual production of 4.4 million clean tons of metallurgical coal by 2022. We are presently developing our Elk Creek, Berwind, RAM Mine and Knox Creek projects and expect to have the projects fully developed by 2022. Once these projects are complete we expect to achieve annual production of approximately 4.4 million clean tons of primarily high volatile and low volatile metallurgical coal in 2022. Please see “—Production Forecast Detailed Summary.” We expect to market our coal primarily to U.S.-based blast furnace coal mills and U.S.-based coke plants, as well as to export markets in the Atlantic basin. We believe that we will be able to take advantage of recent increases in U.S. and global benchmark coking coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

•	Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and acquiring high-quality metallurgical coal reserves at attractive valuations. The properties we have acquired and/or leased are geologically and/or logistically advantaged. Once acquired, management has shown success in the prompt exploration and permitting of new mines and the building of long-lived resources via complementary, tack-on acquisitions. For example, recently in July 2016 we acquired our Knox Creek project from Alpha while Alpha was in Chapter 11 bankruptcy. We intend to continue to pursue similar opportunities within the metallurgical coal industry.

•	Develop geologically advantaged properties in a down market cycle to allow us to take advantage of higher availability of equipment and skilled labor at reduced costs. We expect that the cost to construct our infrastructure will be attractive due to the lack of competing projects in the Appalachian coal market. Although the metallurgical coal prices have increased from their recent lows, overall coal production in our operating basins remains at historic lows and mine closures in the region over the past two years provide access to a skilled labor force. Therefore, we expect to have access to high quality, low-cost mining equipment and personnel. The challenged financial status of many of our competitors also provides us the opportunity to acquire additional properties or operations at what we believe to be reasonable prices.

•	Conservative financial strategy. We intend to utilize minimal amounts of bank debt, primarily revolving credit arrangements for working capital management, and to fund our future production and acquisition activities primarily from operating cash flow. When market conditions are appropriate, we expect to use operating cash flow to fund expansion, and when market conditions are not appropriate we expect to otherwise use our operating cash flow to maximize shareholder value.

Reserve Estimates

Our estimated reserves as of December 31, 2013 for our Elk Creek project were prepared by Cardno. Our estimated reserves as of September 30, 2016 for our Berwind project and as of September 18, 2015 for our RAM Mine project were prepared by Weir International, Inc. (“Weir”). We cannot currently classify the clean recoverable tons at our Knox Creek project as reserves. Our clean recoverable tons may be upgraded to proven and probable reserves once mine plan studies that support economical mining of the reported tonnage are developed.

After the completion of this offering, we expect to have our reserve estimates updated annually by our independent reserve engineers. Our internal professional staff works closely with Cardno and Weir to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation processes. We make all requested information, as well as our pertinent personnel, available to our independent engineers in connection with their evaluation of our reserves.

Year-end reserve estimates are and will continue to be reviewed by our Chief Executive Officer and other senior management, and revisions are communicated to our board of directors.

Our independent reserve engineers follow SEC rules and definitions in preparing their reserve estimates. “Reserves” are defined by the SEC’s Industry Guide 7 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. “Recoverable” reserves mean coal that is economically recoverable using existing equipment and methods under federal and state laws currently in effect. Proven (measured) reserves are defined in Guide 7 as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (indicated) reserves are defined in Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Standards set forth by the United States Geological Service were used to place areas of the mine reserves into the proven (measured) and probable (indicated) categories. Under these standards, coal within 1,320 feet of a data point is considered to be proven, and coal that is between 1,320 feet and 3,960 feet from a data point is placed in the probable category. All reserves are stated as a final salable product.

For the exploration process, core samples are boxed and delivered to an independent lab for analysis.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by management. We will update our estimates of the quantity and quality of proven and probable coal reserves annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

•	quality of the coal;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates.

Consolidated Plan of Production

As discussed above, we plan to begin initial production at our Elk Creek project in the first quarter of 2017, our Berwind coal reserve in the second quarter of 2017 and our RAM Mine project in 2019. Additionally, we are evaluating commencement of underground mining in the Jawbone seam at our Knox Creek property in 2017. We expect total initial production at our Elk Creek, Berwind and RAM Mine projects to be approximately 1.1 million clean tons of metallurgical coal in 2017, and expect to reach full production of 4.4 million clean tons in 2022. Please see “—Production Forecast Detailed Summary” below.

Forecasted production amounts are based in part on the proven and probable coal reserves disclosed in this prospectus, and in part on smaller amounts of additional coal deposits, which are not disclosed in this prospectus, that we control but that do not meet the SEC’s standards for classification as proven or probable reserves.

Production Forecast Detailed Summary

(Clean Saleable Short Tons in Thousands)

Complex	Mine	Coal Quality	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
ELK CREEK
	Stone Coal - Alma	High Vol A/B	353	463	450	456	402	395	402	360	298	214	207
	Elk Creek West - Eagle	High Vol A/B	206	635	571	475	429	303	286	247	225	213	224
	2 Gas No. 1	High Vol A/B	—	229	252	253	283	247	255	252	238	236	237
	Turkeypen LCG-B and C	Low Ash Premium	—	—	—	66	299	297	289	299	296	313	296
	Bens Creek No. 1	High Vol B/C	—	—	—	—	—	200	200	200	200	200	156
	Glen Alum No. 1	High Vol A/B	—	—	—	—	—	—	—	—	—	—	119
	Cedar No. 1	High Vol A	—	—	—	—	—	—	—	—	—	—	25
	War Eagle No. 1	High Vol A	—	—	—	—	—	—	—	—	—	—	—
	Turkeypen 2 Gas	High Vol A/B	—	—	—	—	—	—	—	—	—	—	—

	Subtotal Deep		559	1,327	1,273	1,250	1,413	1,442	1,431	1,358	1,257	1,175	1,264
	HWM No. 1	High Vol A	172	437	368	393	410	397	350	344	344	344	389
	HWM No. 2	High Vol A	—	210	356	331	331	331	331	331	331	331	331

	Subtotal HWM		172	647	724	724	741	728	681	675	675	675	720
	Surface Mine No. 1	High Vol A	195	368	290	278	297	333	329	281	280	280	280
	Surface Mine No. 2	High Vol A	—	234	341	362	362	362	362	362	359	333	322
	Subtotal Surface		195	602	631	639	659	694	691	643	639	613	603

	Total Elk Creek (1)		925	2,577	2,627	2,614	2,813	2,865	2,803	2,676	2,572	2,464	2,587
BERWIND
	Pocahontas No. 3, Section 1	Low Vol	161	161	—	181	218	218	218	218	218	218	218
	Pocahontas No. 4, Section 1	Low Vol	—	33	368	374	368	368	368	368	368	368	368
	Pocahontas No. 4, Section 2	Low Vol	—	—	311	368	316	362	362	345	345	345	345

	Total Berwind (1)		161	194	679	923	902	948	948	931	931	931	931
RAM NO. 1 MINE (1)		High Vol C	—	—	132	538	538	538	538	538	538	538	538

TOTAL RAMACO PRODUCTION (1)			1,087	2,771	3,438	4,074	4,253	4,351	4,289	4,144	4,041	3,932	4,055

(1)	Totals may not sum or recalculate due to rounding.

Source: Company Management.

Weir conducted a reasonableness review of our proposed mining operations at Elk Creek, Berwind and RAM Mine. In conducting its review, Weir reviewed and evaluated drilling data, mine maps, property control, mine plan, operating and capital costs and production and productivity projections provided by Ramaco Resources in making its determination as to the reasonableness of our mining plans in each of our project areas.

Weir determined, for each of our project areas, that:

•	the reserves within each property, projected staffing levels and mining equipment are sufficient to achieve our projected production;

•	our projected production and productivity are reasonable, based on Weir’s historical work developing feasibility studies for continuous miner operations in similar mining conditions and similar levels of production;

•	our projected staffing levels are reasonable and adequate to develop our mines and achieve the projected production levels based on Weir’s experience with estimating staffing levels at mines of similar size and production levels;

•	our projected mine operating costs appear to be reasonable based, among other factors considered, on our assumed development plans, projected production and productivity and historical cost information of similar mining operations; and

•	our projected capital expenditures to (i) develop our properties and to purchase and/or rebuild mining equipment and (ii) achieve and sustain our projected production levels, are reasonable and adequate.

Projected Costs and Productivity

In preparing our production forecasts, we reviewed the reserve reports with respect to each of Elk Creek, Berwind, Knox Creek and RAM Mine. We calculated tons per employee hour (“TPEH”) under our mine plans by reviewing the seam thicknesses from existing geologic data and the reserve reports.

Elk Creek

During the first ten years of production at Elk Creek, we expect to produce 24.9 million clean tons using 6.1 million employee-hours. If our projections are accurate, we would achieve a TPEH rate of approximately 4.06. Of this total, we project generating nearly 12.5 million clean tons from underground operations during the first ten years of production at Elk Creek using 4.1 million employee-hours. If our projections are correct, we would achieve a TPEH rate of approximately 3.06 at our underground mines. During this same timeframe, our surface mines and highwall mines are expected to achieve TPEH rates of 4.25 and 9.89, respectively. We project mining 3.06 clean tons per foot (“CTPF”), a common industry measure for coal thickness in a deep mining horizon.

According to Doyle, for the years beginning in 2010 through the second quarter of 2016, our competitors produced 90.5 million clean tons over 50.1 million employee-hours, yielding an aggregate TPEH rate of 1.81. We project an average TPEH of 4.06 for the first ten years of our mine plan, excluding preparation plant and general and administrative employee hours.

Berwind and RAM Mine

Although still in the mine-planning stages, our Berwind and RAM Mine projects are expected to reflect similar advantages. The current projected TPEH rate at our Berwind and RAM Mine projects are 2.64 and 4.64, respectively. We expect to have transportation advantages at each of Berwind and RAM Mine projects to certain nearby customers. As reported by Doyle, we are expected to have a $4.00-$5.00 and $1.00-$10.00 per-ton transportation advantage versus our competitors at our RAM Mine and Berwind projects, respectively.

Certain Factors and Assumptions

In developing our mining, production and business plans as well as our cost models, we considered certain factors which are set forth below:

•	Core Holes and Data Points—All of our operating assumptions rely on coal thickness and data derived from numerous sources. These sources include core-hole data resulting from drilling targeted strata and coal seams. Core drilling produces a core sample product that is measured by a lab for quality analysis. While drilling, we typically also conduct an electronic log (e-log) analysis. This is created by placing specialized equipment that can specifically measure the thickness of carbon in the drill hole from which the core has already been removed. This technique tends to be more accurate than simply measuring the core, because sometimes one incurs core loss when retrieving the core material. Additionally, one can derive similar data from outcrop measurements, where the coal seam is exposed in the side of a hill or somewhere above drainage. We also derive information from prior mining data. In essence, coal thickness is typically measured and recorded on maps when mining is occurring and coal is removed. If these measurements, which can be derived from a surface mine or deep mine, are close to a new reserve area, then the measurements are included in the database. We have utilized all of the identified available data to create our mine plans and quality projections. This data also allows us to understand the composition of strata overlying and below the coal seams, as well as the distance between coal seams.

•	Geologic & Quality Maps—We use the accumulated geologic data to create digital maps that allow us to predict mining conditions and quality, utilizing trending techniques in the form of isopach maps. We will create isopach maps for information such as coal thickness, sulfur, ash, CTPF and volatile matter, among other things.

•

Mine Plans—Maps driven by geology and quality trending are the base maps from which mine plans are developed. In the case of the deep mines, projections are made based on a combination of coal thickness, usually in the form of CTPF, conditions that impact mining, coal quality, and in the case of surface mining, bank cubic yards to clean recoverable surface ton (“surface mining ratio”).

•	Feet Per Shift—In a deep mine or highwall miner, feet per shift is the key operating variable, when combined with geologic data. When this measured variable is multiplied by the actual or projected CTPF, this provides a calculation of clean tons. This is the measurement of the advancement that the underground mining equipment or the highwall miner can make during one unit shift.

•	Shifts Per Day—Shifts per day is the number of operating shifts that employees work during a 24 hour period. We will typically work two production shifts per day to fully utilize the deployed capital. Multiplying the shift per day times the clean tons per shift result in the clean tons per day.

•	Yards Per Day or Hour—Different surface equipment combinations are capable of moving a different number of bank cubic yards. This is the key production variable in surface mining. We believe that our planned mines will need to remove fewer yards to gain clean tons than industry averages. This advantage also allows us to deploy less costly capital equipment, since we are likely to move fewer yards in our surface mines.

•	Tons Per Employee Hour—All coal mining operators are required to submit employee hours worked and the number of clean tons produced to the Mine Safety and Health Administration (“MSHA”). The greater the TPEH, the lower the mining costs should be. We will utilize this statistic to benchmark and continuously analyze our surface, highwall and deep mining operations.

•	Coal Recovery—Generally, the mining seam contains coal and non-coal materials. The larger the amount of carbon/coal versus other material in the production stream, the better. Each of our mine plans contains predictions of coal recovery.

•	Preparation Plant Recovery—Generally, a coal preparation plant is designed to separate coal from non-coal material. For example, some components in the plant utilize different gravities to float coal and cause rock to sink. Our Knox Creek plant and the new Elk Creek plant will utilize numerous separation techniques that will provide us with a high recovery of clean coal. The greater the recovery of the input stream, the lower the processing costs will be. We believe that the technology utilized in the plant will be state-of-the-art, and a competitive advantage.

•	Slurry and Refuse—One of the key components of coal mining is the ability to dispose of waste products. The placement of refuse, transported via a conveyor belt, will allow for the extension of existing impoundment dams and barriers from old mining, as required by regulators. The existing impoundments at Elk Creek and Knox Creek will allow for the pumping of slurry to the impounded areas, which is less expensive than converting the slurry material to a dry product. The ability to site impoundments in Central Appalachia has become increasingly difficult, because the terrain causes one to impact streams which are regulated by various federal agencies. Additionally, many potential sites are impacted by prohibited interaction with prior deep mines. Many competitors no longer have ready access to an impoundment. Instead, disposal sites often allow for the placement of combined refuse material, which contains slurry material that has been dewatered.

•	Highwall Mining—Highwall mining functions much like an auger mine. This mining technique involves a launch system that sets on a bench that is created via surface mining. Instead of an auger, which creates a round hole, highwall mining utilizes a mining head of a slightly modified continuous miner, which creates a square hole when it penetrates the coal. The launch contains equipment that allows the mining head to advance into the coal seam. The movement is controlled via cameras and other guidance technology. As the miner advances, coal is conveyed by adding beams in back of the mining unit that convey the coal into a stockpile. This mining technique is expected to have the highest ton per employee hour productivity in our production portfolio. Over the first ten years of production at our four projects, we currently project approximately 9.89 TPEH for highwall mining, approximately 4.25 for surface mining, and approximately 3.06 for deep mining. Metallurgical production in the United States, according to Doyle, has averaged 1.74 TPEH between 2010 and 2015. Very little metallurgical coal is surface or highwall mined.

Our production forecast is based on significant assumptions related to regulatory, industry and economic factors including but not limited to, the below:

•	there will be no material nonperformance or credit-related defaults by suppliers, customers or vendors nor will any events occur that would be deemed a force majeure event under the coal sales contracts we expect to enter into;

•	there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the coal industry in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or operations;

•	there will be no unforeseen geologic conditions or equipment failures at our mines that would have a material effect on our operations;

•	there will not be a shortage of skilled labor;

•	there will not be any material impediments to obtaining, maintaining or renewing governmental permits and approvals for our mining operation; and

•	there will not be any material adverse changes in the coal industry, commodity prices, capital markets or overall economic conditions.

Coal Preparation and Blending

Our coal mines are expected to have preparation and blending facilities convenient to each mine. The coal preparation and blending facilities will receive, blend, process and ship coal that is produced from the mines. Using these facilities, we expect to be able to produce a consistent quality and efficiently blend our coal to meet our customers’ specifications. We currently have preparation and loading facilities only at our Knox Creek property. We have designed preparation and loading facilities and began preparatory site-work in September 2016. Completion of the Elk Creek preparation and loading facility is projected for the third quarter of 2017.

On July 1, 2016, we acquired the Knox Creek preparation plant and loading facility. The Knox Creek preparation plant is served by the Norfolk Southern railroad. We will process coal mined from the Berwind coal reserve, as well as the economically mineable Knox Creek reserves, at the Knox Creek preparation plant. We also plan to purchase coal from third parties, wash the coal, and sell the coal for a profit.

Our RAM Mine reserves will require access to either a newly constructed preparation and loading facility or arrangements with third parties to process and load the coal for a fee. We have not yet undertaken construction and design efforts with respect to potential preparation and loading facilities at the RAM Mine coal reserve. We intend to evaluate the availability and economic cost of entering into processing arrangements with third parties in addition to evaluating the acquisition of an existing preparation plant or the construction of new coal-processing and loading facilities at our RAM Mine coal reserve. Our current economic models include the capital for a small plant at our RAM Mine coal reserve.

We have designed the Elk Creek preparation plant to be a three-stream, 700 raw ton-per-hour, full-wash plant, with a large-diameter (48”) heavy-media cyclone, dual-stage spiral concentrators, froth flotation, horizontal vibratory and screen bowl centrifuges. We believe the preparation plant design and capacity will adequately support approximately 4.5 million tons of Elk Creek’s planned production or, approximately 2.5 million clean saleable tons of Elk Creek’s planned production (assuming a 50% plant yield). The rail load-out design is a single-stage certified batch-weigh system capable of loading 4,000 tons per hour and a full 150-car unit train in under four hours. The load-out facility will be served by the CSX railroad, and we have entered into a rebate arrangement with CSX to pay for costs associated with the rehabilitation of the rail track and establishment of the clean-coal handling and rail-loading facility. The Elk Creek property also has the ability to develop a rail-loading facility on the Norfolk Southern railroad, which would facilitate dual rail service. We have not undertaken any steps for development of a Norfolk Southern rail facility at this time. We have entered into a contract for construction of the Elk Creek plant and rail-loading facilities and preparatory site work has begun. We anticipate completing construction in the early third quarter of 2017. The plant and impoundment areas have all necessary governmental permits for construction and initial operation.

The existing impoundment and refuse facility at Elk Creek provides at least 20 years of disposal capacity for our operations. Permitted disposal capacity is one of the largest risks to the development of coal mining assets in Appalachia. The legacy access to both the Norfolk Southern and CSX railways provide low-cost transportation alternatives. It is unusual to have access to both rails, although our current plans only include a build-out of the CSX rail. The existing haul road and railroad bed reduce upfront capital costs. The legacy concrete raw coal silos on the property will be utilized in our new infrastructure buildout plans. Elk Creek has access to necessary water sources and electricity. The mining at Elk Creek will occur in areas that are isolated from populated areas.

Marketing, Sales and Customers

Coal prices differ substantially by region and are impacted by many factors including the overall economy, demand for steel, demand for electricity, location, market, quality and type of coal, mine operation costs and the cost of customer alternatives. The major factors influencing our business are the global economy and demand for steel.

Our marketing strategy is to focus on U.S.-based blast furnace still mills and U.S.-based coke plants, in addition to international markets mostly in Europe and South America where our coal is in demand. When at full production, we also expect to market approximately 120,000 clean tons per year to specialty coal customers, such as foundry coke, activated carbon products, and specialty metal producers, for premium prices. We also expect to market up to 10% of our total production, virtually all of which will come from our surface mines, as thermal coal for sale to domestic utilities.

Shipments in 2017 are expected to focus on test shipments from Elk Creek, Berwind and Knox Creek to our targeted metallurgical coal customers to prove the quality of our coal for use in our customers’ coke ovens, which will facilitate our participation in the fall coking coal domestic contracting season for shipments in 2018. We also intend to initially establish our entry into the market by selling coal produced at our operations to brokers and traders during our start-up phase in the first half of 2017. Pending the construction of the production plant at Elk Creek, we intend to wash our coal at a third-party plant and we expect to enter into a coal washing arrangement with an adjacent producer to wash 10,000 tons per month, beginning in January 2017. We also expect to sell 20,000 tons per month to the same producer. Our current marketing efforts are focused on introducing our plans and management to potential customers.

While we anticipate that the majority of our production will be shipped to North American customers, we intend to place a substantial portion of our production into the international marketplace, particularly under current market conditions. This contracting season occurs over the first three months of each new calendar year, so we expect to enter this market place in early 2017.

We have entered into a two-year contract with JA Czul Coal Sales and Advising, LLC (“JACC”) for the marketing and sales of our coal products. The contract provides that Joseph A. Czul will serve as our exclusive agent for the marketing of our metallurgical coal in exchange for a monthly retainer of $15,000 and a marketing fee of $0.75 per ton of coal sold. Mr. Czul will work with our Chief Executive Officer, who will be responsible for coal sales, and our Chief Operating Officer, to coordinate sales, transportation and marketing strategy.

We have also established a marketing, brokerage and trading company, RAMACO Coal Sales, LLC (“Ramaco Sales”). Ramaco Sales will market all of our coal products and administer our sales contracts. Trading will rely on our complementary coal production, strong balance sheet, and our management team’s background and experience. We expect this sales group to contribute to our financial results through trading and brokering coal and representing third parties’ coal production into the market. However, we can offer no assurance that the planned marketing, brokerage and trading company will be able to attract third-party coal producers as customers or make any significant contribution to our financial results. Operating such company could distract members of our management team from their duties relating to our coal-producing operations, and hiring a separate management team would represent a significant additional cost.

Pricing Assumptions and Forecast

We enlisted Doyle to undertake a market and pricing review of our metallurgical coal opportunities. The traditional model of performing a ‘net back’ analysis (global benchmark price, converted to ton, less inland transportation and handling costs) to get a mine-mouth price for U.S. coking coal proved insufficient. At times of extreme strength in global prices, U.S. prices realize less of the upside. At times of extreme weakness, U.S. coal prices find a higher floor. In certain instances, U.S. prices for lower grades of coking coal sell at a premium to ‘benchmark’ Australian hard coking coal, an occurrence which is happening today. For these reasons, the netback methodology results in prices below levels at which U.S. coking coals are currently transacting for. As such, we used our global benchmark forecast as the base for direction of global coking coal prices, and applied quality specific price moves for the different U.S. coking coal qualities. The forecast assumes U.S. supply remains depressed and does not meaningfully rebound despite price gains.

Doyle forecasts domestic metallurgical coal prices for 2016-2020, as well as long-term, as set forth in the following table:

Domestic Market Forecasts ($/ton)
	2016	2017	2018	2019	2020	Long Term
Global Benchmark Forecast ($/MT)	$107.00	$135.00	$130.00	$137.00	$142.00	$140.00
Low vol	85.00	115.00	113.00	116.00	119.00	118.00
Mid vol	90.00	122.00	120.00	124.00	127.00	126.00
High vol A	78.00	109.00	106.00	109.00	111.00	110.00
High vol B	67.00	92.00	89.00	90.00	91.00	90.00
High vol C	62.31	85.56	82.77	83.70	84.63	83.70
High vol A/B Midpoint	72.50	100.50	97.50	99.50	101.00	100.00
High vol A/B Low Ash	82.50	112.50	109.50	111.50	113.00	112.00

Development Activities

We have completed initial mine planning, permitting and engineering on our Elk Creek project. The initial 20-year production plan projects nine underground mines and two contour and highwall miner surface mines, with associated lower cost highwall mining production. Once our infrastructure is fully operational, we project annual production to be as much as to 4.4 million clean tons in 2022. Please see “—Production Forecast Detailed Summary.” Our mines planned to produce during the initial production (two underground mines and one surface/highwall mine) are fully permitted, and the coal face-up and entry for the first deep mine, along with initial required coal haul roads and electrical power sources, are in place.

We expect that the cost to construct our infrastructure will be low due to the lack of competing projects in the Appalachian coal market. Although the metallurgical coal prices have increased from their recent lows, overall coal production in our operating basins remains at historic lows and mine closures in the region over the past two years provide access to a skilled labor force. Therefore, we expect to have access to low-cost mining equipment. The financial condition of our competitors is also expected to provide us with the opportunity to acquire additional properties or operations at reasonable prices.

The Berwind project is presently in the mine planning and permitting process. The permit application process is scheduled for completion in late 2016 with permit issuance anticipated in early 2017. We plan to develop two underground continuous-miner room-and-pillar mines, which will ultimately contain two operating super-sections, via one drift entry from an existing bench at the Berwind reserve. We expect to begin production at the Berwind coal reserve in mid-2017 and ramp up to approximately 950,000 clean tons of coal by 2022.

Preliminary estimates indicate that capital costs to develop the Elk Creek, Berwind and RAM Mine projects are expected as follows:

	Elk Creek (2017-2022)			Berwind (2017-2022)			Ram (2017-2022)
	Initial	Replacement	Total	Initial	Replacement	Total	Initial	Replacement	Total
	($ in Millions)
Underground Mines	$32.8	$34.6	$67.3	$25.8	$19.0	$44.8	$13.2	$7.0	$20.2
Surface Mines	23.6	7.0	30.5	—	—	—	—	—	—
Highwall Miner Mines	5.0	7.5	12.5	—	—	—	—	—	—
Preparation Facility	29.0	7.0	36.0	0.9	1.9	2.8	8.9	0.9	9.8
Rail Upgrade	5.1	—	5.1	—	—	—	—	—	—
Mobile Equipment	3.6	—	3.6	—	—	—	0.5	—	0.5
Office and Bathhouse	0.5	—	0.5	0.3	—	0.3	0.1	—	0.1

Total	$99.5	$56.0	$155.5	$27.0	$20.9	$47.9	$22.7	$7.9	$30.6

Source: Company Management.

We expect our initial and replacement capital expenditures for the remainder of our production forecast period (2023-2026) to be $2.3 million and $84.9 million, respectively.

Safety Philosophy

We plan to implement a comprehensive health and safety program in our operations based on the core belief that all accidents and occupational illnesses are preventable. We believe that:

•	Business excellence is achieved through the pursuit of safer and more productive work practices.

•	Any task that cannot be performed safely should not be performed.

•	Working safely is a requirement of our employees.

•	Controlling the work environment is important, but human behavior within the work environment is paramount.

•	Safety starts with individual decision-making—all employees must assume a share of responsibility for acts within their control that pose a risk of injury to themselves or fellow workers.

•	All levels of the organization must be proactive in implementing safety processes that promote a safe and healthy work environment.

•	Consequently, we are committed to providing a safe work environment; providing our employees with proper training and equipment; and implementing safety and health rules, policies and programs that foster safety excellence.

Our safety program will include a focus on the following:

•	Hiring the Right Workers. We intend to establish a hiring program that includes significant pre-employment screening and reference checks.

•	Safety Incentives. We have a compensation system which encourages and rewards excellent safety performance at our Knox Creek facility and will implement similar programs at new operations.

•	Communication. We intend to conduct regular safety meetings with the frequent involvement of senior management to establish the appropriate “tone at the top.”

•	Drug and Alcohol Testing. We require pre-employment drug screening as well as a regular random drug testing program exceeding regulatory requirements.

•	Continuous Improvement Programs. We will track key safety performance metrics, including accident rates, violation types and frequencies. We intend to develop specific targets in these areas and we will measure performance against these targets. Specific action plans will be developed for targeted improvement in areas where performance falls below our expectations.

•	Training. Our training program will include comprehensive new employee orientation and training, annual refresher training and task training components. These training modules will be designed to reinforce our high safety expectations. Work rules and procedures will be a key element of this training.

•	Accident Investigation. We intend to implement a structured accident investigation procedure that identifies root causes of accidents as well as actions necessary to prevent reoccurrence. We intend to focus on near misses and close calls as a means of attempting to prevent more serious accidents from occurring.

•	Safety Audits. We will conduct periodic safety audits that will include work place examinations, including observation of workers at work, as well as safety program reviews. Both internal and external resources will be utilized to conduct these audits.

•	Employee Performance Improvement. A key element of our safety program is the recognition that safe work practices are a requirement of employment. We will implement a program which identifies employee performance which is below expectations and develops specific action plans for improvement.

•	Employee Involvement. We recognize that the key to excellent safety is employee involvement and engagement. We will foster direct employee involvement in a number of ways including audit participation, accident investigations, as training resources and through solicitation of ideas in small group meetings and through anonymous workplace observation suggestion boxes.

•	Positive Reinforcement. We recognize that establishing safety as a core belief is paramount to our safety performance. As a result, we will look for opportunities to celebrate accomplishments and to build pride in our operational safety and performance.

Trade Names, Trademarks and Patents

We do not have any registered trademarks or trade names for our products, services or subsidiaries, and we do not believe that any trademark or trade name is material to our business. However, the names of the seams in which we have coal reserves, and attributes thereof, are widely recognized in the metallurgical coal market.

Competition

The metallurgical coal industry is intensely competitive. The most important factors on which we compete are coal quality, delivered costs to the customer and reliability of supply. Our principal domestic competitors will include Alpha, Blackhawk Mining, LLC (“Blackhawk”), Coronado Coal LLC (“Coronado”), Arch Coal, Inc. (“Arch”), Contura Energy, Inc. (“Contura”), Warrior Met Coal, LLC, and ERP Compliance Fuels, LLC (“ERP”). Certain of these coal producers may have greater financial resources and larger reserve bases than we do. We also compete in international markets directly with domestic companies and with companies that produce coal from one or more foreign countries, such as Australia, Colombia, Indonesia and South Africa.

Our largest direct competitors in Central Appalachia, where our Elk Creek, Berwind and Knox Creek properties are located, are Alpha, Coronado and Blackhawk. Alpha’s metallurgical coal production was approximately 18.6 million tons in 2014 and 15.5 million tons in 2015. Alpha reorganized and emerged from Chapter 11 bankruptcy protection in July 2016, and Contura was formed with certain of Alpha’s pre-reorganization assets. Coronado produced approximately 0.5 million tons in 2014 and 2.6 million tons in 2015. Patriot Coal Corp. (“Patriot”) produced approximately 7.2 million tons in 2014 and legacy Patriot assets produced 5.4 million tons in 2015. After Patriot’s second bankruptcy, its assets were sold to Blackhawk and ERP Compliant Fuels.

We believe that the relative financial condition of these major competitors create opportunities for us to offer a more financially stable supplier to domestic coke producers.

Suppliers

Supplies used in our business include petroleum-based fuels, explosives, tires, conveyance structure, ventilation supplies, lubricants and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We also intend to utilize contract miners initially in the operation of our first deep mine at Elk Creek. We believe adequate substitute suppliers and contractors are available and we are not dependent on any one supplier or contractor. We continually seek to develop relationships with suppliers and contractors that focus on reducing our costs while improving quality and service.

Environmental and Other Regulatory Matters

Our operations are subject to federal, state, and local laws and regulations, such as those relating to matters such as permitting and licensing, employee health and safety, reclamation and restoration of mining properties, water discharges, air emissions, plant and wildlife protection, the storage, treatment and disposal of wastes, remediation of contaminants, surface subsidence from underground mining and the effects of mining on surface water and groundwater conditions. In addition, we may become subject to additional costs for benefits for current and retired coal miners. These environmental laws and regulations include, but are not limited to, SMCRA with respect to coal mining activities and ancillary activities; the CAA with respect to air emissions; the CWA with respect to water discharges and the permitting of key operational infrastructure such as impoundments; RCRA with respect to solid and hazardous waste management and disposal, as well as the regulation of underground storage tanks; the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) with respect to releases, threatened releases and remediation of hazardous substances; the Endangered Species Act of 1973 (“ESA”) with respect to threatened and endangered species; and the National Environmental Policy Act of 1969 (“NEPA”) with respect to the evaluation of environmental impacts related to any federally issued permit or license. Many of these federal laws have state and local counterparts which also impose requirements and potential liability on our operations.

Compliance with these laws and regulations may be costly and time-consuming and may delay commencement, continuation or expansion of exploration or production at our facilities. They may also depress demand for our products by imposing more stringent requirements and limits on our customers’ operations. Moreover, these laws are constantly evolving and are becoming increasingly complex and stringent over time. These laws and regulations, particularly new legislative or administrative proposals, or judicial interpretations of existing laws and regulations related to the protection of the environment could result in substantially increased capital, operating and compliance costs. Individually and collectively, these developments could have a material adverse effect on our operations directly and/or indirectly, through our customers’ inability to use our products. Certain implementing regulations for these environmental laws are undergoing revision or have not yet been promulgated. As a result, we cannot always determine the ultimate impact of complying with existing laws and regulations.

Due in part to these extensive and comprehensive regulatory requirements and ever- changing interpretations of these requirements, violations of these laws can occur from time to time in our industry and also in our operations. Expenditures relating to environmental compliance are a major cost consideration for our operations and safety and compliance is a significant factor in mine design, both to meet regulatory requirements and to minimize long-term environmental liabilities. To the extent that these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, operating results will be reduced.

In addition, our customers are subject to extensive regulation regarding the environmental impacts associated with the combustion or other use of coal, which may affect demand for our coal. Changes in applicable laws or the adoption of new laws relating to energy production, GHG emissions and other emissions from use of coal products may cause coal to become a less attractive source of energy, which may adversely affect our mining operations, the cost structure and, the demand for coal. For example, if the emissions rates or caps adopted under the CPP on GHGs are upheld or a tax on carbon is imposed, the market share of coal as fuel used to generate electricity would be expected to decrease.

We believe that our competitors with operations in the United States are confronted by substantially similar conditions. However, foreign producers and operators may not be subject to similar requirements and may not be required to undertake equivalent costs in or be subject to similar limitations on their operations. As a result, the costs and operating restrictions necessary for compliance with United States environmental laws and regulations may have an adverse effect on our competitive position with regard to those foreign competitors. The specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, applicable legislation and its production methods.

Surface Mining Control and Reclamation Act

SMCRA establishes operational, reclamation and closure standards for our mining operations and requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. SMCRA also stipulates compliance with many other major environmental statutes, including the CAA, the CWA, the ESA, RCRA and CERCLA. Permits for all mining operations must be obtained from the United States Office of Surface Mining (“OSM”) or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. Our operations are located in states which have achieved primary jurisdiction for enforcement of SMCRA through approved state programs.

SMCRA imposes a complex set of requirements covering all facets of coal mining. SMCRA regulations govern, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, disposal of excess spoil and coal refuse, protection of the hydrologic balance, and suitable post mining land uses.

From time to time, OSM will also update its mining regulations under SMCRA. For example, in July 2015, OSM proposed a new version of the Stream Protection Rule that would impact both surface and underground mining operations. The proposed rule would require more extensive baseline data on hydrology, geology and aquatic biology in permit applications; specifically define the “material damage” that would be prohibited outside permitted areas; require additional monitoring during mining and reclamation; and expand restoration and stream protection requirements. If OSM’s Stream Protection Rule is finalized as currently proposed we could face significant operating restrictions, as well as increased monitoring and restoration costs. Other potential restrictions apply to mining activities on properties that are within the designated boundary of federally protected lands or national forests, or in the vicinity of public roads. These existing and proposed rules, or other new SMCRA regulations, could result in additional material costs, obligations and restrictions upon our operations.

Abandoned Mine Lands Fund

SMCRA also imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the AML Fund, which is used to restore unreclaimed and abandoned mine lands mined before 1977. The current per ton fee is $0.280 per ton for surface mined coal and $0.120 per ton for underground mined coal. These fees are currently scheduled to be in effect until September 30, 2021. We accrue for future reclamation costs anticipated for mine closures. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our experience related to similar activities. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected. As of June 30, 2016, we had accrued $2.1 million for all of our asset retirement obligations.

Mining Permits and Approvals

Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state, and local authorities data detailing the effect or impact that any proposed exploration project for production of coal may have upon the environment, the public and our employees. The permitting rules, and the interpretations of these rules, are complex, change frequently, and may be subject to discretionary interpretations by regulators. The requirements imposed by these permits and associated regulations can be costly and time-consuming and may delay commencement or continuation of exploration, production or expansion at our operations. The governing laws, rules, and regulations authorize substantial fines and penalties, including revocation or suspension of mining permits under some circumstances. Monetary sanctions and, in certain circumstances, even criminal sanctions may be imposed for failure to comply with these laws.

Applications for permits and permit renewals at our mining operations are also subject to public comment and potential legal challenges from third parties seeking to prevent a permit from being issued, or to overturn the applicable agency’s grant of the permit. Should our permitting efforts to become subject to such challenges, they could delay commencement, continuation or expansion of our mining operations. For example, non-governmental organizations and certain private individuals have submitted comments to the Pennsylvania Department of Environmental Protection asserting that there are deficiencies in our permit application for RAM No. 1 mine. The permit application is administratively complete but has not yet received approval. If such comments lead to a formal challenge to the issuance of these permits, the permits may not be issued in a timely fashion, may involve requirements which restrict our ability to conduct our mining operations or to do so profitably, or may not be issued at all. Any delays, denials, or revocation of these or other similar permits we need to operate could reduce our production and materially adversely impact our cash flow and results of our operations.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators must also submit a reclamation plan for restoring the mined property to its prior condition, productive use or other permitted condition. The conditions of certain permits also require that we obtain surface owner consent if the surface estate has been split from the mineral estate. This requires us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

Finally, we typically submit necessary mining permit applications several months, or even years, before we anticipate mining a new area. However, we cannot control the pace at which the government issues permits needed for new or ongoing operations. For example, the process of obtaining CWA permits can be particularly time-consuming and subject to delays and denials. The EPA also has the authority to veto permits issued by the Corps under the CWA’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. Even after we obtain the permits that we need to operate, many of the permits must be periodically renewed, or may require modification. There is some risk that not all existing permits will be approved for renewal, or that existing permits will be approved for renewal only upon terms that restrict or limit our operations in ways that may be material.

Financial Assurance

Federal and state laws require a mine operator to secure the performance of its reclamation and lease obligations under SMCRA through the use of surety bonds or other approved forms of financial security for payment of certain long-term obligations, including mine closure or reclamation costs. The changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities under the SMCRA permits including for reclamation. In response to these bankruptcies, OSMRE issued a Policy Advisory in August 2016 to state agencies that are authorized under the SMCRA to implement the act in their states. Certain states, including Virginia, had previously announced that it would no longer accept self-bonding to secure reclamation obligations under the state mining laws. This Policy Advisory is intended to discourage authorized states from approving self-bonding arrangements and may lead to increased demand for other forms of financial assurance, which may strain capacity for those instruments and increase our costs of obtaining and maintaining the amounts of financial assurance needed for our operations. In addition, OSMRE announced in August 2016 that it would initiate a rulemaking under SMCRA to revise the requirements for self-bonding. Individually and collectively, these revised various financial assurance requirements may increase the amount of financial assurance needed and limit the types of acceptable instruments, straining the capacity of the surety markets to meet demand. This may delay the timing for and increase the costs of obtaining the required financial assurance.

We use surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs and other miscellaneous obligations. The bonds are renewable on a yearly basis. Surety bond rates have increased in recent years and the market terms of such bonds have generally become less favorable. Indeed, sureties typically require coal producers to post collateral, often having a value equal to 40% or more of the face amount of the bond. As a result, we may be required to provide collateral, letters of credit or other assurances of payment in order to obtain the necessary types and amounts of financial assurance. Under our surety bonding program, we are not currently required to post any letters of credit or other collateral to secure the surety bonds; obtaining letters of credit in lieu of surety bonds could result in a significant cost increase. Moreover, the need to obtain letters of credit may also reduce amounts that we can borrow under any senior secured credit facility for other purposes. If, in the future, we are unable to secure surety bonds for these obligations, and are forced to secure letters of credit indefinitely or obtain some other form of financial assurance at too high of a cost, our profitability may be negatively affected.

Our current bonding capacity approved by our surety is $15 million. As of September 30, 2016, we had outstanding surety bonds at all of our mining operations totaling $2.9 million, and expect to require approximately $9.0 million for additional reclamation bonds within the next two years. While we intend to maintain a credit profile that eliminates the need to post collateral for our surety bonds, our surety has the right to demand additional collateral at its discretion.

Mine Safety and Health

The Mine Act and the MINER Act, and regulations issued under these federal statutes, impose stringent health and safety standards on mining operations. The regulations that have been adopted under the Mine Act and the MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, roof control, ventilation, blasting, use and maintenance of mining equipment, dust and noise control, communications, emergency response procedures, and other matters. MSHA regularly inspects mines to ensure compliance with regulations promulgated under the Mine Act and MINER Act.

From time to time MSHA will also publish new regulations imposing additional requirements and costs on our operations. For example, MSHA implemented a rule in August 2014 to lower miners’ exposure to respirable coal mine dust. The rule requires shift dust to be monitored and reduces the respirable dust standard for designated occupants and miners. MSHA also finalized a new rule in January 2015 on proximity detection systems for continuous mining machines, which requires underground coal mine operators to equip continuous mining machines, except full-face continuous mining machines, with proximity detection systems.

Pennsylvania, West Virginia, and Virginia all have similar programs for mine safety and health regulation and enforcement. The various requirements mandated by federal and state statutes, rules, and regulations place restrictions on our methods of operation and result in fees and civil penalties for violations of such requirements or criminal liability for the knowing violation of such standards, significantly impacting operating costs and productivity.

The regulations enacted under the Mine Act and MINER Act as well as under similar state acts are routinely expanded or made more stringent, raising compliance costs and increasing potential liability. Our compliance with current or future mine health and safety regulations could increase our mining costs. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of our operations. If we were to be found in violation of mine safety and health regulations, we could face penalties or restrictions that may materially and adversely impact our operations, financial results and liquidity.

In addition, government inspectors have the authority to issue orders to shut down our operations based on safety considerations under certain circumstances, such as imminent dangers, accidents, failures to abate violations, and unwarrantable failures to comply with mandatory safety standards. If an incident were to occur at one of our operations, it could be shut down for an extended period of time, and our reputation with prospective customers could be materially damaged. Moreover, if one of our operations is issued a notice of pattern of violations, then MSHA can issue an order withdrawing the miners from the area affected by any enforcement action during each subsequent significant and substantial (“S&S”) citation until the S&S citation or order is abated. In 2013 MSHA modified the pattern of violations regulation, allowing, among other things, the use of non-final citations and orders in determining whether a pattern of violations exists at a mine.

Workers’ Compensation and Black Lung

We are insured for workers’ compensation benefits for work related injuries that occur within our United States operations. We retain exposure for the first $10,000 per accident for all of our subsidiaries and are insured above the deductible for statutory limits. Workers’ compensation liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments using historical data of the operating subsidiary or combined insurance industry data when historical data is limited. State workers’ compensation acts typically provide for an exception to an employer’s immunity from civil lawsuits for workplace injuries in the case of intentional torts. However, West Virginia’s workers’ compensation act provides a much broader exception to workers’ compensation immunity. The exception allows an injured employee to recover against his or her employer where he or she can show damages caused by an unsafe working condition of which the employer was aware that was a violation of a statute, regulation, rule or consensus industry standard. These types of lawsuits are not uncommon and could have a significant impact on our operating costs.

In addition, Ramaco Development has obtained from a third-party insurer a workers’ compensation insurance policy, which includes coverage for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969 and the Mine Act, as amended. Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970.

The Patient Protection and Affordable Care Act includes significant changes to the federal black lung program including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and the establishment of a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. In addition to possibly incurring liability under federal statutes, we may also be liable under state laws for black lung claims.

Clean Air Act

The CAA and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include CAA permitting requirements and emission control requirements relating to air pollutants, including particulate matter such as fugitive dust. The CAA indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In addition to the GHG issues discussed below, the air emissions programs that may materially and adversely affect our operations, financial results, liquidity, and demand for our coal, directly or indirectly, include, but are not limited to, the following:

•

Clean Air Interstate Rule and Cross-State Air Pollution Rule. the Clean Air Interstate Rule (“CAIR”) calls for power plants in 28 states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system now in effect for acid rain. In June 2011, the EPA finalized the Cross-State Air Pollution Rule (“CSAPR”), a replacement rule to CAIR, which requires 28 states in the Midwest and eastern seaboard of the U.S.to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. Following litigation over the rule, the EPA issued an interim final rule reconciling the CSAPR rule with a court order, which calls for Phase 1 implementation of CSAPR in 2015 and Phase 2 implementation in 2017. In September 2016, the EPA finalized an update to CSAPR for the 2008 ozone NAAQS by issuing the final CSAPR Update. Beginning in May 2017, this rule will reduce summertime (May—September) nitrogen oxide emissions from power plants in 22 states in the eastern United States. For states to meet their requirements under CSAPR, a number of coal-fired electric generating units will likely need to be retired, rather than retrofitted with the necessary emission control technologies, reducing demand for thermal coal. However, because U.S. utilities have continued to take steps to comply with CAIR, which requires similar power plant emissions reductions, and because utilities are preparing to comply with the Mercury and Air Toxics Standards (“MATS”) regulations, which require overlapping power plant emissions reductions, the practical impact of CSAPR may be limited.

•	Acid Rain. Title IV of the CAA requires reductions of sulfur dioxide emissions by electric utilities and applies to all coal-fired power plants generating greater than 25 Megawatts of power. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. These reductions could impact our customers in the electric generation industry. These requirements are not supplanted by CSAPR.

•	NAAQS for Criterion Pollutants. The CAA requires the EPA to set standards, referred to as NAAQS, for six common air pollutants: carbon monoxide, nitrogen dioxide, lead, ozone, particulate matter and sulfur dioxide. Areas that are not in compliance (referred to as non-attainment areas) with these standards must take steps to reduce emissions levels. The EPA has adopted more stringent NAAQS for nitrogen oxide, sulfur dioxide, particulate matter and ozone. As a result, some states will be required to amend their existing individual state implementation plans to achieve compliance with the new air quality standards. Other states will be required to develop new plans for areas that were previously in “attainment,” but do not meet the revised standards. For example, in October 2015, the EPA finalized the NAAQS for ozone pollution and reduced the limit to 70 parts per billion (ppb) from the previous 75 ppb standard. Under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal-fired power plants. The final rules and new standards may impose additional emissions control requirements on our customers in the electric generation, steelmaking, and coke industries. Because coal mining operations emit particulate matter and sulfur dioxide, our mining operations could be affected when the new standards are implemented by the states.

•	Nitrogen Oxide SIP Call. The nitrogen oxide SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which alleged that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrogen oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, potentially making coal a less attractive fuel.

•	Mercury and Hazardous Air Pollutants. In February 2012, the EPA formally adopted the MATS rule to regulate emissions of mercury and other metals, fine particulates, and acid gases such as hydrogen chloride from coal- and oil-fired power plants. Following a legal challenge to MATS, the EPA issued a new determination in April 2016 that it is appropriate and necessary to regulate these pollutants from power plants. Like CSAPR, MATS and other similar future regulations could accelerate the retirement of a significant number of coal-fired power plants. Such retirements would likely adversely impact our business.

Global Climate Change

Climate change continues to attract considerable public and scientific attention. There is widespread concern about the contributions of human activity to such changes, especially through the emission of GHGs. There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers is a source of GHGs. Third, coal mining itself can release methane, which is considered to be a more potent GHG than CO2, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs. Collectively, these initiatives could result in higher electric costs to our customers or lower the demand for coal used in electric generation, which could in turn adversely impact our business.

At present, we are principally focused on metallurgical coal production, which is not used in connection with the production of power generation. However, we may seek to sell greater amounts of our coal into the power-generation market in the future. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, or if our customers are unable to obtain financing for their operations. At the international level, the United Nations Framework Convention on Climate Change released an international climate agreement in December 2015. The agreement has been ratified by more than 70 countries, and will enter into force in November 2016. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. In addition, in November 2014, President Obama announced that the United States would seek to cut net GHG emissions 26-28 percent below 2005 levels by 2025 in return for China’s commitment to seek to peak emissions around 2030, with concurrent increases in renewable energy.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, has determined that emissions of GHGs present an endangerment to public health and the environment, because emissions of GHGs are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA. For example, in August 2015, EPA finalized the CPP to cut carbon emissions from existing power plants. The CPP creates individualized emission guidelines for states to follow, and requires each state to develop an implementation plan to meet the individual state’s specific targets for reducing GHG emissions. The EPA also proposed a federal compliance plan to implement the CPP in the event that a state does not submit an approvable plan to the EPA. In February 2016, the U.S. Supreme Court granted a stay of the implementation of the CPP. This stay suspends the rule and will remain in effect until the completion of the appeals process. The Supreme Court’s stay only applies to EPA’s regulations for CO2 emissions from existing power plants and will not affect EPA’s standards for new power plants. If the CPP is ultimately upheld, and depending on how it is implemented by the states, it could have an adverse impact on the demand for coal for electric generation.

At the state level, several states have already adopted measures requiring GHG emissions to be reduced within state boundaries, including cap-and-trade programs and the imposition of renewable energy portfolio standards. Various states and regions have also adopted GHG initiatives and certain governmental bodies, have imposed, or are considering the imposition of, fees or taxes based on the emission of GHGs by certain facilities. A number of states have also enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power.

The uncertainty over the outcome of litigation challenging the CPP and the extent of future regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of GHG emissions could decrease demand for our coal, thereby reducing our revenues and materially and adversely affecting our business and results of operations. We or prospective customers may also have to invest in CO2 capture and storage technologies in order to burn coal and comply with future GHG emission standards.

Finally, there have been attempts to encourage greater regulation of coalbed methane because methane has a greater GHG effect than CO2. Methane from coal mines can give rise to safety concerns, and may require that various measures be taken to mitigate those risks. If new laws or regulations were introduced to reduce coalbed methane emissions, those rules could adversely affect our costs of operations by requiring installation of air pollution controls, higher taxes, or costs incurred to purchase credits that permit us to continue operations.

Clean Water Act

The CWA and corresponding state laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. Likewise, permits are required under the CWA to construct impoundments, fills or other structure in areas that are designated as waters of the United States. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements.

Prior to discharging any pollutants into waters of the United States, coal mining companies must obtain a National Pollutant Discharge Elimination System (“NPDES”) permit from the appropriate state or federal permitting authority. NPDES permits include effluent limitations for discharged pollutants and other terms and conditions, including required monitoring of discharges. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Changes and proposed changes in state and federally recommended water quality standards may result in the issuance or modification of permits with new or more stringent effluent limits or terms and conditions. For instance, waters.

Waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment. Likewise, the water quality of certain receiving streams requires an anti-degradation review before approving any discharge permits. TMDL regulations and anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits.

In addition, in certain circumstances private citizens may challenge alleged violations of NPDES permit limits in court. Recently, certain citizen groups have filed lawsuits alleging ongoing discharges of pollutants, including selenium and conductance, from valley fills located at certain mining sites in some of the regions where we operate. In West Virginia, several of these cases have been successful for the challengers. While it is difficult to predict the outcome of any potential or future suits, such litigation could result in increased compliance costs following the completion of mining at our operations.

Finally, in June 2015, the EPA and the Corps published a new definition of “waters of the United States” (“WOTUS”) that became effective on August 28, 2015. Many groups have filed suit to challenge the validity of this rule. The U.S. Court of Appeals for the Sixth Circuit stayed the rule nationwide pending the outcome of this litigation. We anticipate that the WOTUS rules, if upheld in litigation, will expand areas requiring NPDES or Corps Section 404 permits. If so, the CWA permits we need may not be issued, may not be issued in a timely fashion, or may be issued with new requirements which restrict our ability to conduct our mining operations or to do so profitably.

Resource Conservation and Recovery Act

RCRA and corresponding state laws establish standards for the management of solid and hazardous wastes generated at our various facilities. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices. In addition, RCRA requires certain of our facilities to evaluate and respond to any past release, or threatened release, of a hazardous substance that may pose a risk to human health or the environment.

RCRA may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of solid and hazardous wastes. Currently, certain coal mine wastes, such as earth and rock covering a mineral deposit (commonly referred to as overburden) and coal cleaning wastes, are exempted from hazardous waste management under RCRA. Any change or reclassification of this exemption could significantly increase our coal mining costs.

EPA began regulating coal ash as a solid waste under Subtitle D of RCRA in 2015. The EPA’s rule requires closure of sites that fail to meet prescribed engineering standards, regular inspections of impoundments, and immediate remediation and closure of unlined ponds that are polluting ground water. The rule also establishes limits for the location of new sites. However, the rule does not regulate closed coal ash impoundments unless they are located at active power plants. These requirements, as well as any future changes in the management of coal combustion residues, could increase our customers’ operating costs and potentially reduce their ability or need to purchase coal. In addition, contamination caused by the past disposal of coal combustion residues, including coal ash, could lead to material liability for our customers under RCRA or other federal or state laws and potentially further reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. These liabilities could be significant and materially and adversely impact our financial results and liquidity.

Endangered Species and Bald and Golden Eagle Protection Acts

The ESA and similar state legislation protect species designated as threatened, endangered or other special status. The U.S. Fish and Wildlife Service (the “USFWS”) works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. Several species indigenous to the areas in which we operate area protected under the ESA. Other species in the vicinity of our operations may have their listing status reviewed in the future and could also become protected under the ESA. In addition, the USFWS has identified bald eagle habitat in some of the counties were we operate. The Bald and Golden Eagle Protection Act prohibits taking certain actions that would harm bald or golden eagles without obtaining a permit from the USFWS. Compliance with the requirements of the ESA and the Bald and Golden Eagle Protection Act could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats.

Use of Explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities. Due to these regulations, we will incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to various regulatory requirements. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) are required to complete a screening review. Our mines are low risk, Tier 4 facilities which are not subject to additional security plans. In 2008, the Department of Homeland Security proposed regulation of ammonium nitrate under the ammonium nitrate security rule. Additional requirements may include tracking and verifications for each transaction related to ammonium nitrate, though a final rule has yet to be issued. Finally, in December 2014, the OSM announced its decision to pursue a rulemaking to revise regulations under SMCRA which will address all blast generated fumes and toxic gases. OSM has not yet issued a proposed rule to address these blasts. The outcome of these rulemakings could materially adversely impact our cost or ability to conduct our mining operations.

National Environmental Policy Act

NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment, such as issuing a permit or other approval. In the course of such evaluations, an agency will typically prepare an environmental assessment to determine the potential direct, indirect and cumulative impacts of a proposed project. Where the activities in question have significant impacts to the environment, the agency must prepare an environmental impact statement. Compliance with NEPA can be time-consuming and may result in the imposition of mitigation measures that could affect the amount of coal that we are able to produce from mines on federal lands, and may require public comment. Furthermore, whether agencies have complied with NEPA is subject to protest, appeal or litigation, which can delay or halt projects. The NEPA review process, including potential disputes regarding the level of evaluation required for climate change impacts, may extend the time and/or increase the costs and difficulty of obtaining necessary governmental approvals, and may lead to litigation regarding the adequacy of the NEPA analysis, which could delay or potentially preclude the issuance of approvals or grant of leases.

The Council on Environmental Quality recently released guidance discussing how federal agencies should consider the effects of GHG emissions and climate change in their NEPA evaluations. The guidance encourages agencies to provide more detailed discussion of the direct, indirect, and cumulative impacts of a proposed action’s reasonably foreseeable emissions and effects. This guidance could create additional delays and costs in the NEPA review process or in our operations, or even an inability to obtain necessary federal approvals for our operations due to the increased risk of legal challenges from environmental groups seeking additional analysis of climate impacts.

Other Environmental Laws

We are required to comply with numerous other federal, state, and local environmental laws and regulations in addition to those previously discussed. These additional laws include but are not limited to the Safe Drinking Water Act, the Toxic Substances Control Act, and the Emergency Planning and Community Right-to-Know Act. Each of these laws can impact permitting or planned operations and can result in additional costs or operational delays.

Seasonality

Our primary business is not materially impacted by seasonal fluctuations. Demand for metallurgical coal is generally more heavily influenced by other factors such as the general economy, interest rates and commodity prices.

Employees

We currently have 27 employees, including our named executive officers plus 19 employees at the Knox Creek preparation plant. We also depend on experienced contractors and third party industry consultants to conduct our day-to-day activities. We plan to continue to use the services of many of these contractors and consultants after this offering. This approach has allowed us to control expenses while we are in the early stages of our growth.

Legal Proceedings

Due to the nature of our business, we may become, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, there are no pending litigation, disputes or claims against us which, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

INDUSTRY

All the information and data presented in this section has been provided by Doyle. Doyle has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Doyle has advised that: (a) certain information in Doyle’s database is derived from estimates or subjective judgments; (b) the information in the databases of other coal data collection agencies may differ from the information in Doyle’s database; (c) while Doyle has taken care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Doyle, the industry data provided by Doyle is accurate in all material respects.

The Metallurgical Coal Industry

U.S. Coking Coal Market Overview

Coking coal, sometimes referred to as metallurgical coal, is used to make metallurgical coke, a key ingredient in the steel-making process. Coke is used as a fuel and a reducing agent in a blast furnace during the smelting of iron ore into iron before it is converted into steel. The United States has coke productive capacity of approximately 14 million tons, requiring U.S. coking coal of 20 to 21 million tons each year. Approximately one million tons of coking coal is imported annually from Canadian coking coal producers. For example, the United States consumed approximately 18.9 million tons of coking coal in 2015, of which approximately 18.0 million tons came from U.S. mines. U.S. coking coal supply is declining as high-cost mines close amid global price weakness and the restructuring of poorly capitalized U.S. coal companies.

Total exports of U.S. metallurgical coal by destination from 2013 to 2016 is detailed in the chart below.

U.S. Metallurgical Coal Exports by Destination

Source: Doyle Trading Consultants.

Demand for coking coal in the United States is limited by the number of coke batteries, so any supply in excess of what can be consumed domestically is exported to buyers in Europe, South America and Asia.

Almost all coking coal can be used as thermal coal to generate electricity, but the vast majority of thermal coal cannot be used as coking coal. Specific physical and chemical properties prevent most coal from being used as coking coal. During times of high demand, however, some higher rank thermal coal can “cross over” into the coking coal market and qualify as a lower quality coking coal.

Annual U.S. coking coal consumption is approximately 18 to 20 million tons per year from domestic sources, with approximately 1.0 million tons produced by Canadian coal producers. The U.S. has a deficit of coke-making capacity which limits domestic coking coal demand to 21.0 million tons per year. Domestic steel utilization—the percentage of production capacity at which steel makers are operating—has mostly hovered between 65% and 75% over the past three years. Steel utilization has averaged 71.6% year-to-date after averaging 71.0% in 2015.

U.S. coking coal primarily comes from underground mines located in the Northern Appalachia, Central Appalachia, and Southern Appalachia coal basins. Coking coal is consumed in coke batteries, which were typically built in close proximity to steel-producing foundries and steel mills. Approximately 1.5 tons of metallurgical coal is required to produce 1.0 ton of metallurgical coke. Coking coal is transported by truck, rail (primarily Norfolk Southern or CSX), and barge to coke batteries in Pennsylvania, Ohio, Michigan, Indiana, Alabama, West Virginia and Virginia.

U.S. coking coal production has contracted to 65.2 million tons in 2015, down from a peak of 91.4 million tons in 2011, and in line with production of 65.1 million tons in 2008. See the table and related text later in this section for details about 18.8 million metric tons of domestic production cuts that have been made since the beginning of 2014.

Due to the modest but stable market for coking coal consumption in North America, any supply in excess of what can be consumed domestically is exported. Exports accounted for 76.5% of U.S. coking coal production in 2011 and decreased to 71.0% of U.S. production in 2015.

The United States is the second largest seaborne exporter of coking coal. The top three seaborne coking coal exporters year-to-date are Australia, the U.S. and Canada. The volume of coking coal trading on the seaborne market is forecast to be 282 million metric tons in 2016, down 2.76% from 290 million metric tons in 2015. Australia is the dominant seaborne supplier and will account for 67.0% of 2016 volumes, followed by the U.S. with 11.6% of supply and Canada for 8.9%. The U.S. share of the seaborne coking coal market peaked in 2011 at 23.4%, but has fallen due to the growth in supply from Australia. Despite the fact that the U.S. share has fallen, absolute export volumes remain elevated compared to historic levels. U.S. coking coal exports totaled 42.9 million tons in 2008, 60.4 million tons in 2014 and 29.4 million tons through July 2015. The United States has a geographic advantage over Australia and Canada in serving customers in the Atlantic Basin, primarily Europe and Brazil. In 2015, U.S. coking coal exports to Europe and South America totaled 23.0 million tons and 6.5 million tons, respectively. U.S. coal producers also exported 11.7 million tons of coal to Asia in 2015, primarily to consumers in India, Japan, South Korea and China.

The following chart sets forth total volume and average price per ton of U.S. metallurgical coal exports via the seaborne coking coal market, as compared to the benchmark coking coal contract for the periods indicated. Coking coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over a three month period, but excludes spot transactions or index-based sales.

Global Benchmark Coking Coal Price (1)(2)

(1)	Coking coal benchmark prices are negotiated quarterly between the key Australian producers and the key Japanese steel mills. The benchmark covers contracted volumes over the ensuing three month period, but excludes spot transactions or index-based sales.
(2)	Global benchmark prices given through December 2016; U.S. average price given through June 2016.

Metallurgical Coal Properties

Coals considered as candidates for use in coke making must pass a barrage of analytical tests before they can be considered suitable for use in coke making. Coking coals are generally classified as high, medium or low volatile. Volatiles are products, other than water, that are released as gas or vapor when coal is burned. They typically include a mixture of short- and long-chain hydrocarbons/aromatic hydrocarbons and some sulfur. Volatiles and moisture content are important for evaluating the coal’s combustion and coking characteristics. Volatile content is important to coke producers because it impacts coke yield—the amount of coke and by-products produced per ton of coal charged. ‘Low volatile’ contains 17-22% volatile content, ‘mid volatile’ contains 23-31% volatile content, and ‘high volatile’ contains 32% or greater volatile content. U.S. coking coal production in the first half of 2016 totaled approximately 24.97 million tons, comprising 9.27 million tons of low volatile, 2.48 million tons of mid volatile, 5.35 million tons of high volatile A, and 6.04 million tons of high volatile B, and 1.81 million tons of pulverized coal injection (“PCI”) coal.

Other terms used to describe coking coals are hard coking, semi-soft and semi-hard. Hard coking coal is a general term used to describe coking coals with superior coking properties relative to their semi-soft and semi-hard counterparts. Coking properties are dependent on rank (a measure of a coal’s hardness, moisture and heat content). The term semi-soft usually applies to lower-rank high volatile coals. PCI coal is used as a partial coke substitute in the blast furnace and is typically a low-rank high volatile or a high-rank low volatile coal or a blend of both.

Thermal coal, on the other hand, is ultimately valued for and priced by its heating content. Coking coal is valued by volatile content and a number of other chemical characteristics. In addition to volatile content, key quality specifications include:

Ash Content: The percent of ash (rock, clay, mud, etc.) in the coal becomes an impurity in the coke and should be as low as possible. Many coals undergo washing techniques in preparation plants to lower the ash content in the shipped product. Typical ash contents range from six percent to fifteen percent.

Ash Fusion Temperature: Ash fusion temperature (“AFT”) is a measure of the temperature at which the post-combustion coal ash melts and should be as high as possible. Higher ash fusion temperatures prevent ash from depositing on coke oven walls and floors. Several different measures are available, but all are used to determine whether the coal will work in a specific coke oven.

Hardgrove Grind Index (“HGI”): The HGI value of coal measures its hardness and its tendency to resist crumbling into fines. The test is based upon the amount of a sample passing through certain size screens after grinding.

Sulfur Content: The percent of total sulfur in coking coal should be as low as possible. Similar to ash, sulfur must be removed because it contributes to a higher amount of coke needed to produce a ton of iron and to lower hot metal productivity.

Free Swelling Index (“FSI”): The Free Swelling Index tests the plastic properties of coal by heating a gram of coal in a crucible and then compares the resulting coke button to a standard chart of shapes and sizes to determine the FSI value. It gives an indication of the coal’s performance in making coke. The values range from 1- 9, with 9 being the best. Normally, any coal that does not have an FSI value of at least 6 is not considered even a marginal coking coal.

Fluidity: A measure of a coal’s ability to become fluid and to bond with other coals in a coke oven blend. Higher fluidity over a wide range of temperatures is most desirable. U.S. high volatile coking coals are valued throughout the world for this characteristic.

Reflectance: This measure uses a microscope to identify the proportion of different mineral types in the coal. The proportion of the mineral types can be used to predict coke oven performance. This is also an effective test for determining the exact components used in a blend. Some unscrupulous shippers will try to pass off a low volatile/high volatile blend as a premium mid volatile coal. The reflectance test prevents this practice.

Arnu: This is similar to the Free Swelling Index and delivers a more specific measure of swelling during heating.

Coke Strength after Reaction (“CSR”): This is a measure of the strength of coke after heating and reaction. This is one of the major quality considerations when assessing coking coals. In practice, most coke ovens blend several different coals and they react together, so the CSR value of a given coal can be a misleading number.

Outlook

In 2015, seaborne coking coal prices were at their lowest point in nearly a decade, however benchmark prices have risen in 2016 as global supply and demand began to balance. On the demand side, the market is heavily influenced by Chinese demand for coking coal, Chinese protectionist policies and a slowing global economy. On the supply side, the market is influenced by the strong U.S. dollar and accelerating production cuts.

The most recent wave of coking coal development projects have been substantially completed following investments that were initiated during the price spikes in 2008 and 2011. The most notable developments in the U.S. have been Arch Coal’s Leer longwall (which initiated production in late 2011 and completed the installation of its longwall in late 2013) and Walter Energy’s No. 7 East (which came online in December 2009).

Price declines from 2011 through 2015 led to an acceleration of production cuts as high cost producers were forced to close loss-making operations. The following table summarizes the 18.8 million metric tons of U.S. metallurgical coal production cuts that have taken place between 2014 and 2016.

Company	Region / Basin	Mines	Coal Type	Volume (MT in millions)
Alpha Natural Resources	Central Appalachia	Various	Low-Vol. / Mid-Vol. / High-Vol.	8.3
Arch Coal	Central Appalachia	Various	High-Vol.	1.6
CONSOL Energy	Central Appalachia	Buchanan	Low-Vol	0.8
CONSOL Energy	Northern Appalachia	Bailey, Enlow Fork	High-Vol.	0.7
Corsa Coal	Northern Appalachia	Kimberly Run / Barbara	Premium Low-Vol.	0.5
Drummond	Alabama	Shoal Creek	Mid-Vol.	0.3
Jesse Creek Mining	Alabama	Clark #1 & Gurnee	N/A	0.3
Mechel / Jim Justice	Central Appalachia	Various / restructuring	Low-Vol. / Mid-Vol. / High-Vol.	0.2
NACCO	Alabama	Various	N/A	0.6
Patriot Coal	Central Appalachia	Wells & Winchester	High-Vol.	1.4
SunCoke	Central Appalachia	Various	Mid-Vol. / Hard Coking Coal	0.7
United Coal	Northern Appalachia	Pleasant Hill	Mid-Vol/High-Vol	0.6
Walter Energy	Alabama	4 mines	Premium Low-Vol.	2.7
Hendricks Coal	Central Appalachia	3 mines	N/A	0.1

Total				18.8

Source: Doyle Trading Consultants

During the period covered by the table, non-U.S. producers have cut approximately 37.9 million MT of production, including 19.9 million metric tons of cuts by Australian producers and 9.6 million metric tons of cuts by Canadian producers.

U.S. coking coal production has been more resilient than expected since the downturn in global coking coal prices, as many highly-leveraged producers could not afford to close mines and kept loss-making mines open in an effort to survive. However, supply cuts accelerated during the bankruptcies of three prominent coking coal producers, Alpha Natural Resources, Walter Energy, and Patriot Coal, as creditors forced loss-making operations to close and look at the operations more critically from a financial perspective.

The bankruptcy filings are the result of years of poor markets and negative cash flows. While the filings will not bring about an immediate turn to the markets, they do mark a point where momentum is gathering to begin shutting production as the resources clearly are not available to keep money-losing operations afloat. The closure of high-cost operations is expected to result in a ‘new normal’ for U.S. coking coal production of approximately 50.0 million tons per year, down 23% from expected 2015 production of 65.2 million tons. Additionally, these bankruptcy filings will lead to a growing concern among U.S. coking coal buyers about future supply and the creditworthiness of counterparties and could lead to diversification of their supply sources.

Moreover, before the recent uptick in coking coal prices, global producers were responding to weak markets with meaningful production cuts. Doyle views this as key evidence that coking coal prices were very likely near the bottom. For the most part, coking coal prices remain at or below costs for many domestic producers. Although this price depression theoretically creates a pricing opportunity for Australian suppliers in the U.S. domestic market, U.S. coking coal producers maintain significant transportation advantages, which continue to favor U.S. producers both on a delivered-cost and logistical basis. As a result, U.S. producers are increasingly shifting marketing efforts to win as much market share as possible in the United States. After domestic contracts were awarded for 2016, a significant number of mines that did not win business, and were not cash-cost-of-production competitive in the depressed-selling-price export market, were forced to close.

Canada has approximately 4.2 million metric tons of demand for coking coal, most of which is supplied by Canadian coking coal producers, but a portion of that market is served by U.S. coal producers. The coal can be transported to end-users by truck, rail and barge to coke plants in Pennsylvania, Ohio, Michigan, Indiana, Alabama, West Virginia, and Virginia.

The U.S. domestic coking coal market is primarily made up of five major coke producers including US Steel, SunCoke Energy, ArcelorMittal, DTE Energy and AK Steel.

The United States is regarded as a high-cost supplier in the global coking coal market, but remains a significant participant as the second largest supplier behind Australia due to high coal qualities and transportation advantages into the Atlantic Basin. International supply was disrupted by flooding in Australia in 2008, and global prices jumped from $98 per MT in 2007 to $305 per MT in 2008. A second round of flooding disrupted the Australian supply chain in 2011, and prices jumped from $129 per MT to $330 per MT. The price signals, and steady coking coal import growth from China, led the United States to increase coking coal exports from 42.9 million tons in 2008 to 70.4 million tons in 2012. The slow decline in global prices since 2011 has forced high-cost U.S. suppliers who could not compete in the export market to reduce output. U.S. coking coal exports are expected to fall from 46.3 million tons in 2015 to approximately 36.0 million tons in 2016. During peak prices, scarcity of supply allowed U.S. coking coal to compete with Australian producers in the Pacific Basin, namely in China, India, Japan and South Korea. As prices fell, U.S. exporters focused on serving Europe and Brazil, the markets in which we have a geographic advantage. In 2015, Europe accounted for approximately 50% of U.S. coking coal exports.

The following chart depicts expected global crude steel production growth between 2014 and 2020.

Crude Steel Production Forecast, in metric tons (2014-2020)

	2014	2015	2016	2017	2018	2019	2020	2016 - 2020 CAGR
EU 28	169	166	161	162	163	163	165	0.6%
U.S	88	79	79	81	81	83	84	1.5%
Brazil	34	33	30	29	30	31	31	0.8%
Russia	71	71	70	71	72	73	73	1.1%
China	823	804	802	798	796	792	790	–0.4%
Japan	111	105	105	103	105	106	108	0.7%
South Korea	71	70	68	69	69	70	71	1.1%
India	87	90	94	98	102	108	114	4.9%
Other	190	180	177	172	177	181	187	1.4%

World	1,644	1,598	1,586	1,583	1,595	1,607	1,623	0.6%

Source: Doyle Trading Consultants Q4 2016 Quarterly Coal Outlook and Price Forecast.

Coke plants often optimize production by using a blend of coal types to produce the desired coke without damaging their ovens. U.S. coke plants typically create a blend of approximately 25% low volatile, 25% mid volatile and 50% high volatile Coke plants overseas typically use approximately 20% low volatile, 45% mid volatile and 35% high volatile U.S. coke plants use more high volatile coal due to the local availability of it.

U.S. coking coal producers primarily sell coal to U.S. customers under calendar year contracts, while export sales are often done on a shorter-term (spot, quarterly or half-year) basis. Sales into the seaborne market have slowly evolved into shorter-term contract durations, while U.S mills prefer the annual settlement for planning and reliability of supply reasons.

Most coking coal transactions in the U.S. are done on a calendar year basis, where both prices and volumes are fixed in the third or fourth quarter for the following calendar year.

Coking coal prices have rebounded significantly since early 2016, as the impact of supply cuts and a rebound of demand in China sent the global market into a deficit. The global coking coal benchmark has risen from $81 per MT in January to March 2016 to $200 per MT in October to December 2016. The sharp and sudden increase highlights the inelasticity of supply to short-term price movements, particularly from the high cost, swing supply source of the U.S.

MANAGEMENT

The following sets forth information regarding our directors and executive officers.

Name	Age	Position
Randall Atkins	64	Executive Chairman and Director
Michael Bauersachs.	52	President and Chief Executive Officer and Director
Marc Solochek	70	Chief Financial Officer
Michael Windisch	41	Chief Accounting Officer
Mark A. Clemens	49	Chief Operating Officer
Bryan H. Lawrence	74	Director
W. Howard Keenan, Jr.	66	Director
Richard M. Whiting	61	Director
Patrick C. Graney, III	63	Director
Tyler Reeder	43	Director
Trent Kososki	35	Director

Randall Atkins, Executive Chairman and Director. Randall Atkins has served as our Executive Chairman of our board of directors since August 2015. Mr. Atkins has been involved in energy related investment and financing activity for over 35 years. He has also served as Chairman and Chief Executive Officer of Ramaco, LLC from 2011 to present. From 1977 to 1980, he worked at Ashland Oil, Inc., principally on coal and international refining acquisitions. From 1990 to 1994, he worked as an Executive Vice President at S.N. Phelps & Co. of Greenwich, CT (focusing on energy related restructuring). In 1995 Mr. Atkins founded Archbrook & Co. (in partnership with the Commercial Bank of Kuwait), a fund which provided acquisition debt financing to private equity firms. In 2000, he joined the Estee Lauder family in New York as the Chief Executive Officer of Pelagas, LLC, an entity focused on energy and resource investments in Eastern Europe. After Pelagas, he subsequently formed Brook Investment in 2004 to provide investment banking services to clients in the mining and energy fields until September 2009. After Brook Investment, he continued this practice as a banker at J.P. Morgan & Co., prior to the formation of RAMACO in August 2011. He holds a B.A. degree from Duke University and a J.D. degree from Washington & Lee University School of Law.

We believe that Mr. Atkins’s considerable financial and energy investment experience will bring important and valuable skills to the board of directors and qualifies him to serve on our board of directors.

Michael Bauersachs, President, Chief Executive Officer and Director. Michael Bauersachs has served as our President and Chief Executive Officer since August 2015. Mr. Bauersachs has over 30 years of experience in the coal industry. He has also served as president of RAMACO, LLC from 2011 until present. From 2010 to 2011, Mr. Bauersachs worked at Trinity Coal as Executive Vice President—Business Development & Land. From 1998 until 2010, he worked at Massey Energy Company. While at Massey Energy Company, he held the position of Vice President of Planning and was responsible for acquiring over 1.5 billion tons of Appalachian coal reserves and numerous mining complexes. He held similar positions at Arch Mineral Corporation (now Arch Coal) and Zeigler Coal Holding Company, respectively. His background has provided him with extensive experience in every major coal-producing region in the U.S. Mr. Bauersachs has a B.S. degree from Illinois College and received his M.B.A. from Southern Illinois University at Edwardsville.

We believe that Mr. Bauersachs’ extensive experience in the coal industry brings valuable strategic and analytical skills to the board of directors and qualifies him for service on our board of directors.

Marc Solochek, Chief Financial Officer. Marc Solochek has served as our Chief Financial Officer since October 2016. Prior to joining the Company, Mr. Solochek has been a consultant to the coal industry since 2006. Mr. Solochek has over 30 years of experience in the coal industry. From August 2006 to May 2011, he also served as Chief Executive Officer of Medical Information Systems Technology, L.L.C. From November 2004 to

July 2006, Mr. Solochek served as Chief Financial Officer of Strictly Business Computer Systems, Inc. From December 1998 to February 2006, he served as Executive Vice President and Chief Financial Officer of Vulcan Capital Management, LLC and its affiliates. Mr. Solochek also served in various positions for Ashland Coal, Inc., including Administrative Vice President and Chief Financial Officer from May 1991 to June 1997 and Chief Financial Officer and Treasurer from September 1985 through May 1991. Mr. Solochek is currently on the board of directors of Novadx Ventures Corp. Mr. Solochek received Bachelor of Business Administration: Accounting and J.D., both from the University of Wisconsin.

Michael Windisch, Chief Accounting Officer. Michael Windisch has served as our Chief Accounting Officer since October 2016. Mr. Windisch has nearly 20 years of experience in accounting, including the last 14 years serving in the role of chief financial officer of companies in the energy and industrial sector. From March 2015 until March 2016, he served as Chief Financial Officer of Foam Design, Inc. From September 2011 until March 2015, he served as Chief Financial Officer of U.S. Coal Corporation. From 2002 until 2011, he served as Chief Financial Officer of NGAS Resources, Inc. Mr. Windisch also held various roles at PricewaterhouseCoopers LLP, including Senior Accountant from 1999 until 2002 and Staff Accountant from 1997 to 1999. Mr. Windisch has B.S. in Accountancy and Finance from Miami University.

Mark Clemens, Chief Operating Officer. Mark Clemens has served as our Chief Operating Officer and Acting Chief Financial Officer since January 2016. Prior to joining us, Mr. Clemens served as Massey Energy’s Senior Vice President of Group Operations from July 2007 to June 2011. Prior to this role, in addition to various mine management roles, Mr. Clemens was the Corporate Controller for Massey Energy from July 1997 to September 1998. He holds a B.S. degree in Accounting from Marshall University, and has been a Certified Public Accountant since 1991.

Bryan H. Lawrence, Director. Mr. Lawrence is a founder and senior manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc. where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Carbon Natural Gas Company, Hallador Energy Company and Star Gas, L.P. (each a United States publicly traded company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

We believe that Mr. Lawrence’s wealth of industry-specific transactional skills and experience qualifies him to serve on our board of directors.

W. Howard Keenan, Jr.—Director. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the Board of Directors of Antero Resources Corporation and the general partner of Antero Midstream Partners LP. In addition, he is serving or has served as a director of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree cum laude from Harvard College and a Masters of Business Administration degree from Harvard University. Mr. Keenan was selected to serve on our board of directors in light of his finance skills and energy industry knowledge.

Mr. Keenan has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualifies to serve as a member of our board of directors.

Richard M. Whiting, Director. Mr. Whiting previously served as President of Kinder Morgan Resources LLC, a natural resources leasing company, from June 2013 until July 2015. Prior to his time at Kinder Morgan, he served as President, Chief Executive Officer, and Director of Patriot Coal Corporation (“Patriot Coal”) from

October 2007 until May 2012. Prior to the spin-off of Patriot Coal from Peabody Energy Corporation (“Peabody”) in 2007, Mr. Whiting was Peabody’s Executive Vice President & Chief Marketing Officer. He also previously served as President & Chief Operating Officer and Director of Peabody from 1998 to 2002. During his tenure at Patriot Coal, Mr. Whiting also served as a Director of the National Mining Association (“NMA”), a member of NMA’s Executive Committee, Chairman of NMA’s Audit & Finance Committee, and Chairman of COALPAC. He was Chairman of NMA’s Safety & Health Committee from 1998 to 2002, and Chairman of the Bituminous Coal Operators’ Association from 1998 to 2002. He has served as a Director of the National Coal Council since January 2014 and he previously served as a member of the Society of Mining Engineers Foundation Board of Trustees from March 2006 to February 2016. Mr. Whiting holds a B.S. degree in Mining Engineering from West Virginia University.

We believe that Mr. Whiting’s business experience and leadership roles bring valuable strategic and analytical skills to the board of directors and qualify him for service.

Patrick C. Graney, III, Director. Mr. Graney is currently a private investor. Previously, Mr. Graney founded and served as Chairman of the One Stop Convenience Store Chain from 1981 until its purchase by Cross America Partners in July 2015. Mr. Graney was the President and CEO, and a director and major shareholder of Petroleum Products, Inc., a motor fuel and lubricant distribution company from 1985 until it was sold to the private equity group SPI Petroleum in May 2007. Mr. Graney continued in his management role with the business and acted as the Eastern United States President of Petroleum Products, Inc. during a high growth period overseeing both acquisitions and greenfield new developments until his retirement in December 2012. Mr. Graney has been involved in a variety of public service and community projects, including, among others, two consecutive terms as a Class B Director representing West Virginia to the Richmond Federal Reserve. He has served on the board of City National Bank since August 2015. Mr. Graney received a B.A. degree from The University of Virginia, and an M.B.A. from the Colgate Darden School at The University of Virginia.

We believe that Mr. Graney’s extensive leadership and financial experience brings valuable strategic and managerial skills to the board of directors and qualifies him to serve on our board of directors.

Tyler Reeder, Director. Mr. Reeder joined Energy Capital Partners in 2006 and has been a partner of the firm since 2011. From December 2003 until March 2006, Mr. Reeder was a Vice President of Power and Fuel Markets of Texas Genco, LLC. From 1998 to 2002, Mr. Reeder was a Director for Energy Markets and a Finance Manager at Orion Power Holdings, Inc., where he was responsible for power marketing, transaction analysis and execution. From 1996 to 1998, Mr. Reeder worked at Goldman, Sachs & Co. Mr. Reeder currently serves on the boards of ADA Carbon Solutions, LLC, Broad River Power Holdings, LLC, CE2 Carbon Capital, LLC, Empire Gen Holdings, Inc., Terra-Gen, LLC, EnergySolutions, Inc. and Granite Holdings, Inc. (parent company of Wheelabrator Technologies, Inc.). Mr. Reeder received a B.A. in Economics from Colgate University.

We believe that Mr. Reeder’s background in finance and private equity energy investing qualifies him to serve on our board of directors.

Trent Kososki, Director. Mr. Kososki joined Energy Capital Partners in 2005 and has been a principal at the firm since 2014. From June 2004 until September 2005, Mr. Kososki worked at Credit Suisse First Boston in the Financial Sponsors Investment Banking Group. Mr. Kososki currently serves on the Board of Directors of ADA Carbon Solutions, LLC and Chieftain Sand and Proppant, LLC and serves as a board observer to Cornucopia Oil & Gas Company, LLC, Sungevity, Inc. and Rimrock Midstream, LLC. Mr. Kososki received a B.S. in Electrical Engineering, with a minor in Economics, from Duke University.

We believe that Mr. Kososki’s extensive experience in finance and the energy industry qualifies him to serve on our Board of Directors.

Board of Directors

Our board of directors currently consists of eight members, including our Chief Executive Officer.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Director Independence

Our board of directors currently consists of eight members, including our Chief Executive Officer. The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that              are independent within the meaning of the NYSE listing standards currently in effect and Rule 10A-3 of the Exchange Act.

Status as a Controlled Company

Because Yorktown will beneficially own a majority of our outstanding voting interests following the completion of this offering, we expect to be a controlled company under NYSE corporate governance standards. A controlled company need not comply with NYSE corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the NYSE corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the rules, including appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a controlled company once Yorktown ceases to beneficially own a majority of our outstanding voting interests.

Initially, our board of directors will consist of a single class of directors each serving one year terms. After Yorktown no longer beneficially owns or controls a majority of our outstanding voting interests, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.”

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of at least one director who will be independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors, subject to the phase-in exceptions. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

2015 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers”) for the fiscal year ended December 31, 2015.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Non-Equity Incentive Plan Compensation ($)(g)	All Other Compensation (S)(i)	Total ($)(j)
	2015	$	$	$	$	$
	2015	$	$	$	$	$
	2015	$	$	$	$	$

Outstanding Equity Awards at 2015 Fiscal Year-End

Our Named Executive Officers did not hold any equity or equity-based compensatory awards as of December 31, 2015.

DIRECTOR COMPENSATION

The following table summarizes the compensation awarded or paid to the members of our board of directors for the fiscal year ended December 31, 2015.

Name (a)	Fees Earned or Paid in Cash ($)(b)	Total ($)(h)
	$	$
	$	$
	$	$

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of the Corporate Reorganization and this offering, will be owned by:

•	Each of the selling stockholders;

•	each person known to us to beneficially own more than 5% of any class of our outstanding Class A common stock;

•	each of our directors;

•	our Named Executive Officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Ramaco Resources, Inc., 250 West Main Street, Suite 210, Lexington, Kentucky 40507. The address for ECP is 51 John F Kennedy Parkway Suite 200, Short Hills, NJ 07078. The address for Yorktown is 410 Park Avenue, 19th Floor, New York, New York 10022.

The table does not reflect any shares of common stock that directors and executive officers may purchase in this offering through the directed share program described under “Underwriting.”

To the extent the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from the selling stockholders.

	Class A common stock beneficially owned(1)			Class B common stock beneficially owner(1)			Combined voting power(4)
	Number of shares after the offering(2)	Percentage of shares of Class A Common Stock Outstanding		Number of shares after the offering(2)	Percentage of shares of Class B Common Stock Outstanding
Name of beneficial owner		Before the offering(3)	After the offering		Before the offering(3)	After the offering	Before the offering	After the offering
Five percent stockholders:
Yorktown Energy Partners IX, L.P.(5)(9)
Yorktown Energy Partners X, L.P.(6)(9)
Yorktown Energy Partners XI, L.P.(7)(9)
Energy Capital Partners Mezzanine Opportunities Fund, LP(8)(9)
Energy Capital Partners Mezzanine Opportunities Fund A, LP(8)(9)
ECP Mezzanine B (Ramaco IP), LP(8)(9)
Other Selling Stockholders:

Directors and executive officers(9):
Randall Atkins
Michael Bauersachs
Directors and current executive officers as a group (12 persons)(9)

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Subject to the terms of the Exchange Agreement, the units of Ramaco Development (together with a corresponding number of shares of our Class B common stock) are exchangeable, subject to certain limitations, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. See “Certain Relationships and Related-Party Transactions—Ramaco Development Agreement.”
(2)	Ramaco Development is currently the sole owner of Ramaco Inc. and holds 1,000 shares of common stock. In connection with the closing of this offering, we will amend and restate our certificate of incorporation in order to establish two classes of common stock, Class A common stock and Class B common stock, of Ramaco Inc., and Ramaco Development will become a subsidiary of Ramaco Inc. See “Corporate Reorganization.” Therefore, no shares of Class A common stock or Class B common stock are currently outstanding.
(3)	In connection with the closing of this offering, Ramaco Inc. will issue and contribute to Ramaco Development, and Ramaco Development will distribute to the RD Unit Holders, a number of shares of Class B common stock that is equal to the number of units the RD Unit Holders hold in Ramaco Development following this offering and the related transactions.
(4)	Represents percentage of voting power of the Class A common stock and Class B common stock of Ramaco Inc. voting together as a single class. See “Description of Capital Stock.”
(5)	Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. As a result, Yorktown IX Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interest therein. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P.
(6)	Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P.
(7)	Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. The managers of Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P.

(8)	Energy Capital Partners Mezzanine, LLC is the indirect general partner of each of the ECP Funds and, as such, is deemed to indirectly beneficially own the securities held by the ECP Funds. Energy Capital Partners Mezzanine, LLC is controlled by Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio (the “ECP Members”). None of the ECP Members nor Mr. Kososki are deemed to beneficially own, and they disclaim beneficial ownership of, any common stock beneficially owned by Energy Capital Partners Mezzanine, LLC.
(9)	As of the date of this offering, Mr. Atkins and Mr. Bauersachs are our only directors and executive officers. Concurrently with or immediately following the closing of this offering, Bryan H. Lawrence, Howard Keenan, Richard M. Whiting, Patrick C. Graney, III, Tyler Reeder and Trent Kososki will be added to our board of directors and Marc Solochek, Michael Windisch and Mark Clemens will be appointed as executive officers. See “Management.” Mr. Lawrence is a founder, principal and manager of Yorktown Partners LLC and therefore may be deemed to be a beneficial owner of the shares of Class A common stock and Class B common stock that will be owned by Yorktown Energy Partners IX, LP., Yorktown Energy Partners X, L.P. and Ramaco, LLC following the closing of this offering. Mr. Reeder is a partner of Energy Capital Partners and therefore may be deemed to be a beneficial owner of the shares of Class A common stock that will be owned by Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP and ECP Mezzanine B (Ramaco IP), LP following the closing of this offering. Other than Messrs. Atkins, Bauersachs, Lawrence and Reeder, no other directors or executive officers, including the persons that will be elected as such as stated in this footnote, own or have any beneficial interest in our Class A common stock or Class B common stock.

CORPORATE REORGANIZATION

Corporate Restructuring

Ramaco Inc. was incorporated as a Delaware corporation by Ramaco Development in October 2016. Following this offering and the reorganization transactions described below, Ramaco Inc. will be a holding company whose sole material asset will consist of a membership interest in Ramaco Development. Ramaco Development owns all of the equity interests in the operating subsidiaries through which we operate our assets. After the consummation of the transactions described in this prospectus, Ramaco Inc. will be the sole managing member of Ramaco Development, will be responsible for all operational, management and administrative decisions relating to Ramaco Development’s business and will consolidate the financial results of Ramaco Development and its subsidiaries. The Limited Liability Company Agreement of Ramaco Development will be amended and restated as the Third Amended and Restated Limited Liability Company Agreement of Ramaco Development (the “Ramaco Development Agreement”) to, among other things, admit Ramaco Inc. as the sole managing member of Ramaco Development LLC.

In connection with this offering,

•	all of the membership interests in Ramaco Development (including all of the Series A Convertible Preferred Units) held by the Existing Owners will be converted into RD Units, using an implied equity valuation for Ramaco Development prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Ramaco Development. See “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates” for additional information on the Series A Convertible Preferred Units;

•	certain of the Existing Owners, including the ECP Funds, will transfer all of their RD Units to Ramaco Inc. in exchange for an equal number of newly issued shares of Class A common stock;

•	certain of the Existing Owners, including Yorktown, will transfer a portion of their RD Units to Ramaco Inc. in exchange for an equal number of newly issued shares of Class A common stock and will continue to own a portion of the RD Units following this offering;

•	Ramaco Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•	Ramaco Inc. will issue and contribute shares of its Class B common stock and all of the net proceeds of this offering to Ramaco Development in exchange for a number of additional RD Units equal to the number of shares of Class A common stock issued to the purchasers in this offering; and

•	Ramaco Development will distribute to each RD Unit Holders, one share of Class B common stock for each RD Unit such RD Unit Holder holds.

Each share of Class B common stock will have no economic rights but will entitle its holder to one vote on matters to be voted on by our stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

After giving effect to these transactions and this offering, Ramaco Inc. will own an approximate     % interest in Ramaco Development (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the RD Unit Holders will own an approximate     % interest in Ramaco Development (or     % if the underwriters’ option to purchase additional shares is exercised in full). In addition, after giving effect to these transactions and this offering, purchasers in this offering will own approximately     % of the outstanding Class A common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full), representing a     % voting interest and     % economic interest, and the Existing Owners will own approximately     % of the outstanding Class A common stock (or     % if the underwriters’ option to purchase additional shares is exercised

in full), representing a     % voting interest and     % economic interest. Please see “Security Ownership of Certain Beneficial Owners and Management.”

Following this offering, under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Ramaco Development to acquire all or a portion of its RD Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. (instead of Ramaco Development) will have the right, pursuant to the Call Right, to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of RD Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Ramaco Development Agreement.”

The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Tax Receivable Agreement

Ramaco Inc. will enter into a Tax Receivable Agreement with TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Ramaco Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ramaco Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ramaco Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s RD Units in connection with this offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Ramaco Inc. as a result of, and additional tax basis arising from, any payments Ramaco Inc. makes under the Tax Receivable Agreement.

Ramaco Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Holding Company Structure

Our post-offering organizational structure will allow the RD Unit Holders to retain their equity ownership in Ramaco Development, a partnership for U.S. federal income tax purposes. Investors in this offering and the other Existing Owners will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Ramaco Inc., which is a corporation. The RD Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Ramaco Development.

The holders of RD Units, including Ramaco Inc., will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Ramaco Development and will be allocated their proportionate share of any taxable loss of Ramaco Development. The Ramaco Development Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of RD Units in an amount sufficient to permit Ramaco Inc. to pay its actual cash tax liabilities and to make payments pursuant to the Tax Receivable Agreement.

In addition, pursuant to Ramaco Inc.’s certificate of incorporation and the Ramaco Development Agreement, Ramaco Inc.’s capital structure and the capital structure of Ramaco Development will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the RD Units and Ramaco Inc.’s Class A common stock, among other things.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Ramaco, LLC and its subsidiaries lease or sublease numerous properties to our subsidiaries. We believe these agreements are on terms which would be obtained on an arm’s length basis for similar transactions. Other than Knox Creek, those properties constitute most of the land we currently control in connection with our proposed business operations. The terms and conditions of those agreements are summarized below:

Yorktown IX, Atkins and Bauersachs are the sole owners of Ramaco, LLC. Given certain common ownership between Ramaco, LLC and us and the complex contractual obligations under the following documents, conflicts could arise between us and Ramaco, LLC and certain Existing Owners (including our Executive Chairman and our Chief Executive Officer). In addition, a conflict may arise which could adversely affect the interests of our stockholders, including, without limitation, conflicts involving compliance with payment and performance obligations under existing leases, and negotiation of the terms of and performance under additional leases we may enter into with Ramaco, LLC or its subsidiaries or affiliates in the future.

Elk Creek

By lease dated August 20, 2015, RAMACO Central Appalachia, LLC (“RCA”) leased to RAMACO Resources, LLC (“Resources”) some, but not all, of its coal and surface interests owned in fee in and around the Elk Creek property. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when Resources pays to RCA its first payment of Minimum Monthly Royalty (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises. Resources is obligated to pay RCA a tonnage-based royalty (“Production Royalty”) with tiered rates, within customary market ranges, based on the method of mining, with underground mining bearing lower royalty rates, surface mining bearing higher rates, and highwall mining bearing the highest rate. In addition to the Production Royalty, Resources is obligated to pay certain minimum royalty payments to RCA if our earnings before interest, taxes, depreciation and amortization (“EBITDA”) on a consolidated basis, including all of our subsidiaries (collectively, the “Company Group”) for the immediately preceding 12 month period (“LTM”) less Company Group’s capital expenditures (“CapEx”) for the same period are greater than or equal to $40 million (the “Threshold”). Each month that such EBITDA less CapEx for the LTM exceeds the Threshold, Resources shall pay to RCA $41,667 as minimum royalty until Resources has paid 24 of such minimum royalty payments and, thereafter, shall pay $166,667 as minimum royalty for each month that EBITDA less CapEx for the LTM exceeds the Threshold. Minimum monthly royalty payments are fully recoupable from Production Royalty payments. Further, Resources shall pay certain overriding royalty payment and certain annual payments to RCA’s predecessors-in-title and may deduct such overriding royalty payments from the Production Royalty and credit such annual payments against the minimum monthly royalty payments.

By surface rights lease dated August 20, 2015, RCA leased to Resources surface interests in and around the Elk Creek property for construction and maintenance of a coal preparation plant, impoundments and related preparation facilities. RCA also grants Resources the non-exclusive right to use roads located on the premises. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when Resources pays to RCA its first payment of Base Rent (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises and all surrounding properties that can be mined in connection with the premises. Resources is obligated to pay RCA throughput payments of 0.5% of gross selling price per ton of coal mined from properties other than the Elk Creek property and, under certain circumstances, a supplemental throughput payment in addition to the foregoing throughout payment. In addition to the foregoing throughput payments, Resources is obligated to pay certain Base Rent payments to RCA. Each month that such EBITDA less CapEx for the LTM exceeds the Threshold, Resources shall pay to RCA $41,667 as Base Rent until Resources has paid 24 of such Base Rent payments and, thereafter, shall pay $83,333 as Base Rent for each month that EBITDA less CapEx for the LTM exceeds the Threshold. Minimum monthly royalty payments are fully recoupable from Production Royalty payments. Base Rent payments are fully recoupable from the foregoing throughput payments.

By sublease dated August 19, 2015, RCA subleased to Resources all of its rights under two leases with WPP LLC. The initial term of the sublease is five years and may be renewed in five-year increments until exhaustion of the mineable and merchantable coal located on the subleasehold premises. Under this sublease, Resources shall pay to WPP LLC a minimum annual royalty in arrears equal to no greater than $100,000. Moreover, under this sublease, Resources shall pay to WPP LLC a tonnage royalty that falls within the range of current market rates.

In addition to the foregoing agreements concerning the Elk Creek property, RCA and Resources entered into a mutual cooperation agreement, dated August 20, 2015. Under the mutual cooperation agreement, each party is required to notify the other in the event that such party acquires an interest in real property adjacent to or contiguous with the Elk Creek property, or is reasonably possible to mine in connection with the Elk Creek property. RCA granted Resources (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RCA in and around the Elk Creek property on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Elk Creek property that are owned and/or leased by RCA in which RCA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, Resources granted RCA (i) the option, for a period of 3 years, to purchase properties owned and/or leased by Resources in and around the Elk Creek property, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by Resources in and around the Elk Creek property that are owned and/or leased by Resources in which Resources has received a bona fide offer to purchase such property from a third party.

Berwind

By Sublease dated August 20, 2015, RCA subleased to Resources all of its rights under its lease with Berwind. The initial term of the Sublease is five years and may be renewed in five year increments until exhaustion of the mineable and merchantable coal located on the subleasehold premises. Under this sublease, Resources is obligated to pay Berwind Production Royalty within the range of customary market rates for deep-mining, with the rates varying by the seam being mined. In addition, Resources owes Berwind a minimum annual royalty in advance equal to $50,000 per year in lease years 1 and 2, $100,000 per year in lease years 3, 4, and 5, and $250,000 per year in lease years 6 and beyond. Resources also owes Berwind a customary wheelage fee equal to 0.5% of the gross sales price of coal mined elsewhere but transported over, under, across or through the lease premises. Under the sublease from RCA to us, we are further obligated to pay RCA a small overriding royalty payment, to which Berwind has agreed, which still reflects an aggregate royalty rate consistent with customary market royalty rates for deep mining. Finally, Resources may recoup $2 million against future Production Royalty payments to Berwind arising from a bonus payment made by RCA upon execution of its lease from Berwind; provided, however, such bonus payment may be recouped against future Production Royalty payments to Berwind at a rate equal to 25% of Production Royalty in excess of the annual minimum royalty.

In addition to the foregoing, RCA and Resources entered into a mutual cooperation agreement dated August 20, 2015. Under the mutual cooperation agreement, each party is required to notify the other in the event that such party acquires an interest in real property adjacent to or contiguous with the Berwind property, or is reasonably possible to mine in connection with the Berwind property. RCA granted Resources (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RCA in and around the Berwind property on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Berwind property that are owned and/or leased by RCA in which RCA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, Resources granted RCA (i) the option, for a period of three years, to purchase properties owned and/or leased by Resources in and around the Berwind Property, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by Resources in and around the Berwind property that are owned and/or leased by Resources in which Resources has received a bona fide offer to purchase such property from a third party.

RAM Mine

By amended and restated lease dated August 20, 2015, RAMACO Northern Appalachia, LLC (“RNA”) and RAM Farms, LLC (“RF”) leased their coal and surface rights, respectively, in and around the RAM Mine property to RAM Mining, LLC. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when RAM pays to RNA its first payment of Minimum Monthly Royalty (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises. RAM is required to pay RNA a tonnage royalty within the range of customary market royalty rates, of coal mined from the premises. In addition to the foregoing tonnage royalty payments, RAM is obligated to pay certain minimum annual royalty payments to RNA and certain surface rentals to RF. Each year that such EBITDA less CapEx for the LTM exceeds the Threshold, RAM shall pay to RNA $100,000 as minimum annual royalty which is fully recoupable against future tonnage royalty due under the lease, and shall pay to RF $12,000 as surface rental which is not recoupable against future tonnage royalty due under this lease. After RAM obtains all necessary permits, consents and other governmental authorizations to conduct coal mining operations on the RAM Mine property, the annual minimum royalty payment due to RNA shall increase from $100,000 to $500,000 but only when such EBITDA less CapEx for the LTM exceeds the Threshold. This is expected to occur in 2019. In addition, RAM must pay to some of RNA’s predecessors-in-interest overriding royalty payments equal to $0.50 per ton of coal mined from the premises and a $1,250,000 bonus payment upon obtaining all governmental consents, permits and authorizations necessary to commence mining operations on the premises. Finally, RAM is obligated to pay RNA a wheelage fee equal to 0.5% of the gross sales price of coal mined elsewhere but transported under, over, across or through the leasehold premises.

In addition to the foregoing, RNA and RAM entered into a mutual cooperation agreement, dated August 20, 2015. Under the mutual cooperation agreement, each party is required to notify the other in the event that such party acquires an interest in real property that is located in the Commonwealth of Pennsylvania and contains coal or mining rights. RNA granted RAM (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RNA in Commonwealth of Pennsylvania, on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Commonwealth of Pennsylvania that are owned and/or leased by RNA in which RNA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, RAM granted RNA (i) the option, for a period of three years, to purchase properties owned and/or leased by RAM in the Commonwealth of Pennsylvania, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by RAM in Commonwealth of Pennsylvania that are owned and/or leased by RAM in which RAM has received a bona fide offer to purchase such property from a third party.

Services Agreement

Pursuant to a services agreement dated August 20, 2015, Ramaco, LLC agreed to share its office space in Lexington, Kentucky and to share the services of some of its employees in that office with us for a fee equal to $6,250 per month paid in arrears.

Ramaco, LLC Promissory Note

Pursuant to a Negotiable Promissory Note dated August 31, 2016, Ramaco Development promised to pay Ramaco, LLC the principal amount of $10.6 million, together with all accrued interest thereon at an interest rate of 1.82% per annum to reimburse Ramaco, LLC for amounts it loaned to Ramaco Development for development and overhead expenses incurred by Ramaco Development prior to this offering. We intend to repay in full this obligation with a portion of the proceeds of this offering.

Corporate Guarantees

Pursuant to a Corporate Guaranty dated August 20, 2015, Ramaco, LLC absolutely and unconditionally guaranteed to Ramaco Development the performance of RAM Mining, LLC, RNA, RF and RCA under the following agreements (collectively, the “Mining Agreements”): (i) that certain Coal Mining Lease dated August 20, 2015 (the “Berwind Lease”) by and between RCA and Berwind Land Company, Inc., (ii) that certain Sublease dated August 20, 2015 by and between RCA and Resources concerning the Berwind Lease, (iii) that certain Surface Rights Lease dated August 20, 2015 by and between RCA and Resources, (iv) that certain Lease dated August 20, 2015 by and between RCA and Resources, (v) that certain Sublease dated August 19, 2015 by and between RCA and Resources, (vi) that certain Mutual Cooperation Agreement dated August 20, 2015 by and between RCA and Resources concerning the Berwind Property (as defined therein), (vii) that certain Mutual Cooperation Agreement dated August 20, 2015 by and between RCA and Resources concerning the Elk Creek Property (as defined therein), (viii) that certain Amended and Restated Lease dated August 20, 2015 by and among RNA, RF and RAM Mining, LLC, (ix) that certain Assignment and Assumption Agreement by and among RNA, RF and RAM Mining, LLC, and (x) that certain Mutual Cooperation Agreement dated August 20, 2015 by and between RNA and RAM Mining, LLC concerning the RAM Property (as defined therein).

Pursuant to a Corporate Guaranty dated August 20, 2015, Ramaco Development absolutely and unconditionally guaranteed to Ramaco, LLC the performance of RAM and Resources under the Mining Agreements.

Indemnification Agreement

Pursuant to an Indemnification Agreement dated August 20, 2015, by and between Ramaco, LLC and Ramaco Development, Ramaco Development agreed to indemnify and hold harmless Ramaco, LLC for obligations arising under or in connection with those certain permits, consents, agreements and other governmental authorizations identified therein.

Securities Purchase Agreement

On August 31, 2016, Ramaco Development entered into a securities purchase agreement (the “Series A SPA”) with ECP and Yorktown whereby ECP and Yorktown collectively purchased 4.5 million Series A Convertible Preferred Units for total aggregate consideration of $90 million. Upon closing of this offering, the Series A Convertible Preferred Units will convert into a single class of RD Units, which will then be exchanged for an equal number of newly issued shares of Class A common stock. The Series A SPA provides for indemnification by Ramaco Development for any breaches by Ramaco Development of its representations and warranties set forth therein. Ramaco Development’s indemnification obligation survives until May 31, 2017, other than with respect to (i) fundamental representations, which survive indefinitely, (ii) tax representations, which survive until 90 days following the expiration of the applicable statute of limitations, and (iii) environmental representations, which survive until August 31, 2019.

On August 31, 2016, contemporaneous with the consummation of the Series A SPA and in consideration of services rendered and to be rendered for the benefit of Ramaco Development, Ramaco Development granted to Atkins and Bauersachs options to purchase                      common units of Ramaco Development, for an exercise price of $             per unit. The options vest in equal installments over the next three years and have a ten year term from the grant date. The options provide for accelerated vesting in the event of a change of control (which does not include this offering) of the Company or death or disability of the executive.

Ramaco Development Agreement

The Ramaco Development Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Ramaco Development Agreement is qualified in its entirety by reference thereto.

Exchange Rights

Following this offering, under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Ramaco Development to acquire all or a portion of its RD Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. (instead of Ramaco Development) will have the right, pursuant to the Call Right, to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. The RD Unit Holders will be permitted to exchange their RD Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any exchanges involving 1,000,000 or more RD Units (subject to the discretion of Ramaco Inc. to permit exchanges of a lower number of units) may occur at any time. As the RD Unit Holders exchange their RD Units, our membership interest in Ramaco Development will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Distributions and Allocations

Under the Ramaco Development Agreement, we will have the right to determine when distributions will be made to the holders of RD Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of RD Units on a pro rata basis in accordance with their respective percentage ownership of RD Units.

Ramaco Development will allocate its net income or net loss for each year to the holders of RD Units pursuant to the terms of the Ramaco Development Agreement, and the holders of RD Units, including Ramaco Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Ramaco Development. Net income and losses of Ramaco Development generally will be allocated to the holders of RD Units on a pro rata basis in accordance with their respective percentage ownership of RD Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Ramaco Development has available cash and subject to the terms of any future debt instruments, we intend to cause Ramaco Development to make (i) generally pro rata distributions to the holders of RD Units, including Ramaco Inc., in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the TRA holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to Ramaco Inc. to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

The Ramaco Development Agreement will provide that, except as otherwise determined by us, at any time Ramaco Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Ramaco Inc. with respect to such issuance, if any, shall be concurrently invested in Ramaco Development, and Ramaco Development shall issue to Ramaco Inc. one RD Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Ramaco Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Ramaco Development shall redeem, repurchase or otherwise acquire an equal number of RD Units held by Ramaco Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

Under the Ramaco Development Agreement, the members have agreed that the Sponsors and/or one or more of their affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Dissolution

Ramaco Development will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Ramaco Development will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Ramaco Development, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of RD Units owned by each of them.

Tax Receivable Agreement

As described in “Corporate Reorganization,” Ramaco Inc. will acquire RD Units from certain of the Existing Owners in connection with this offering in exchange for Class A common stock. In addition, the RD Unit Holders may exchange their RD Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Exchange Right or the Call Right. Ramaco Development intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which an exchange of RD Units pursuant to the Exchange Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of RD Units as a part of the corporate reorganization and exchanges of RD Units pursuant to the Exchange Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Ramaco Development. These adjustments will be allocated to Ramaco Inc. Such adjustments to the tax basis of the tangible and intangible assets of Ramaco Development would not have been available to Ramaco Inc. absent its acquisition or deemed acquisition of RD Units as part of the reorganization transactions or pursuant to the exercise of the Exchange Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Ramaco Inc.’s depreciation, depletion and amortization deductions and may also decrease Ramaco Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Ramaco Inc. would otherwise be required to pay in the future.

Ramaco Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Ramaco Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ramaco Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ramaco Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s RD Units in connection with this offering or pursuant to an exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Ramaco Inc. as a result of, and additional tax basis arising from, any payments Ramaco Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings.

The payment obligations under the Tax Receivable Agreement are Ramaco Inc.’s obligations and not obligations of Ramaco Development, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Ramaco Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of RD Units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Ramaco Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $         per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed below, would be approximately $         million (calculated using a discount rate equal to one-year LIBOR plus              basis points, applied against an undiscounted liability of $         million).

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Ramaco Inc. by Ramaco Development are not sufficient to permit Ramaco Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Ramaco Development or Ramaco Inc.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Ramaco Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus              basis points). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any units (other than those held by Ramaco Inc.) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of RD Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of RD Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

Payments generally are due under the Tax Receivable Agreement within five days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus              basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus              basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus              basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Ramaco Development to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Ramaco Development’s subsidiaries to make distributions to it. The ability of Ramaco Development, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Ramaco Development or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto. In addition, we expect that future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by Ramaco Development.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the sale of shares of our Class A common stock by such Existing Owners or certain of their affiliates. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The form of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the registration rights agreement is qualified by reference thereto.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our Class A common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Class A common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Ramaco Inc. will consist of              shares of Class A common stock, $0.01 par value per share, of which              shares will be issued and outstanding,              shares of Class B common stock, $0.01 par value per share, of which              shares will be issued and outstanding and              shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Ramaco Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each RD Unit Holder will receive one share of Class B common stock for each RD Unit that it holds. Accordingly, each RD Unit Holder will have a number of votes in Ramaco Inc. equal to the aggregate number of RD Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Ramaco Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of              shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

•	provide, after Yorktown no longer beneficially owns or controls a majority of our outstanding voting interests, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

•	provide that our amended and restated bylaws can be amended by the board of directors.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is             .

Listing

We intend to apply to list our Class A common stock on the NYSE under the symbol “METC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock. Of these shares, all of the              shares of Class A common stock (or              shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each RD Unit Holder will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Ramaco Development to acquire all or a portion of its RD Units. Upon the exercise of the Exchange Right, Ramaco Development (or Ramaco Inc., if it exercises the Call Right) will acquire each such RD Unit for one share of Class A common stock (or, if Ramaco Inc. exercises the Call Right and so elects, an equivalent amount of cash). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners and our Sponsors that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).

Lock-up Agreements

We, all of our directors and executive officers, the Existing Owners and certain of our employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of                 , dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the              during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under the              Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

We do not plan to make any distributions on our Class A common stock. However, if we do make distributions of cash or other property on our Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such holder (regardless of the percentage of our common stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether the acquisition or holding of the shares of Class A common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•	whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of Class A common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by ERISA Plans are publicly offered securities—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the DOL regulations), and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by An ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A common stock. Purchasers of shares of Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table.              is the representative of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares of Class A common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of Class A common stock.

	Paid by the Company		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representative may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

Lock-Up Agreements

The Company, its officers and directors, the selling stockholders and holders of substantially all of the Company’s Class A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative.

Offering Price Determination

Prior to the offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to             of the shares of Class A common stock offered hereby (approximately     %) employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in this offering. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Class A common stock not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares of Class A common stock sold to them pursuant to this program for a period of 180 days after the date of this prospectus, except with the prior written consent of the representative of the underwriters.

New York Stock Exchange

We intend to apply to list the Class A common stock on the NYSE under the symbol “METC.” In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

Short Positions, Stabilization and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Ramaco Development, LLC at December 31, 2015 and 2014 and for the years then ended and the balance sheet of Ramaco Resources, Inc. at October 24, 2016, appearing in this Prospectus and Registration Statement have been audited by Briggs & Veselka Co., independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities and quality of our proven and probable coal reserves is based, in part, on estimates included in the reports listed below. Such information is included in this prospectus in reliance upon the authority as experts in these matters of the firms that have issued such reports as indicated in this list:

•	Cardno evaluation report dated October 31, 2014 on our Elk Creek properties located in Logan, Wyoming and Mingo Counties, West Virginia.

•	Weir International, Inc. Berwind Property Reserve and Resource Study dated October 26, 2016, relating to our reserves in McDowell County, West Virginia and Buchanan and Tazewell Counties, Virginia; and

•	Weir International, Inc. Mathies Property Reserve Study dated September 18, 2015, relating to our reserves in Washington County, Pennsylvania.

In addition, we commissioned Weir to independently review and assess the reasonableness of the mine plans for our development of the mining operations at our Elk Creek, Berwind and RAM Mine reserves and the economic feasibility of the mining operations planned for our Elk Creek reserve.

•	Reasonableness Review Study Elk Creek Mining Operations October 2016 (dated October 26, 2016);

•	Reasonableness Review Berwind Property Mining Operations October 2016 (dated October 26, 2016); and

•	Reasonableness Review RAM No. 1 Mining Operation October 2016 (dated October 26, 2016).

Certain information included in this prospectus, including information regarding the characteristics and status of the domestic and international coking coal markets, coking coal price trends and projected prices, is based on a Coking Coal Overview dated October 7, 2016, prepared for us by Doyle Trading Consultants, LLC. Such information is included in this prospectus in reliance upon the authority of Doyle Trading Consultants, LLC as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ramaco Resources, Inc.

We have audited the accompanying balance sheet of Ramaco Resources, Inc. (the “Company”) as of October 24, 2016. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of October 24, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Briggs & Veselka Co.

Houston, Texas

October 24, 2016

Ramaco Resources, Inc.

Balance Sheet

October 24, 2016

Assets
Cash	$—

Total Assets	$—

Stockholder’s Equity
Common stock, $0.01 par value; authorized 1,000 shares	—

Total Stockholder’s Equity	$—

See the accompanying notes to the balance sheet.

Ramaco Resources, Inc.

Notes to Balance Sheet

1.	Nature of Operations

Ramaco Resources, Inc. (the “Company”) was formed on October 24, 2016, pursuant to the laws of the State of Delaware. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Ramaco Development, LLC. The Company will be the sole managing member of Ramaco Development, LLC and will operate and control all of the businesses and affairs of Ramaco Development, LLC and, through Ramaco Development, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation—This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because the Company has had no business transactions or activities to date.

3.	Stockholder’s Equity

The Company was authorized to issue 1,000 shares of $0.01 par value common stock all of which have been issued. The share issuance has not been funded as of October 24, 2016. The Company’s board of directors is expressly authorized to provide for the issuance of all or any of the shares of the Company’s common stock.

4.	Subsequent Events

The Company has evaluated subsequent events through October 24, 2016, the date which these financial statements were issued.

*  *  *  *  *

Report of Independent Registered Public Accounting Firm

To the Members of

Ramaco Development, LLC

We have audited the accompanying consolidated balance sheets of Ramaco Development, LLC (the “Company”), as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Briggs & Veselka Co.

Houston, Texas

October 24, 2016

Ramaco Development, LLC

Consolidated Balance Sheets

(in thousands)

	December 31,
	2015	2014
Assets
Current assets
Cash	$994	$—
Prepaid expenses	261	105

Total current assets	1,255	105
Coal properties, at cost
Mine development	16,008	10,381
Investment restricted for surety bond	—	1,385
Deferred offering costs	3,089	—

Total Assets	$20,352	$11,871

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$640	$—
Accrued expenses	82	—
Financed insurance payable	192	—

Total current liabilities	914	—
Asset retirement obligations	2,095	1,791
Due to Ramaco, LLC	10,683	11,053

Total liabilities	13,692	12,844
Commitments and contingencies	—	—
Members’ equity (deficit)	6,660	(973)

Total Liabilities and Members’ Equity	$20,352	$11,871

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Development, LLC

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2015	2014
Revenue	$—	$—
Cost and expenses
Operating costs and expenses	934	939
Asset retirement obligation accretion	75	68
Professional fees	406	269
General and administrative	918	489

Total cost and expenses	2,333	1,765

Operating loss	(2,333)	(1,765)
Interest expense	2	1

Net loss	$(2,335)	$(1,766)

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Development, LLC

Consolidated Statements of Members’ Equity

(in thousands)

Members’ equity, January 1, 2014	$(587)
Contributed capital	1,380
Net loss	(1,766)

Members’ deficit, December 31, 2014	(973)
Contributed capital from new member	9,500
Contributed capital from existing members	468
Net loss	(2,335)

Members’ equity, December 31, 2015	$6,660

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Development, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2015	2014
Cash flows from operating activities
Net loss	$(2,335)	$(1,766)
Adjustments to reconcile net loss to net cash from operating activities:
Accretion of asset retirement obligations	75	68
Changes in operating assets and liabilities:
Prepaid expenses	171	(4)
Accounts payable	92	—
Accrued expenses	82	—

Net cash from operating activities	(1,915)	(1,702)
Cash flows from investing activities
Capital expenditures	(4,849)	(4,185)
Proceeds from withdrawal of investments restricted on surety bond	1,385	—

Net cash from investing activities	(3,464)	(4,185)
Cash flows from financing activities
Payment of equity offering costs	(3,089)	—
Advances from Ramaco, LLC	1,015	4,507
Repayments to Ramaco, LLC	(1,385)	—
Payments of financed insurance payable	(136)	—
Capital contribution from new member	9,500	—
Capital contributions from existing members	468	1,380

Net cash from financing activities	6,373	5,887

Net change in cash	994	—
Cash, beginning of year	—	—

Cash, end of year	$994	$—

Supplemental cash flow information:
Non-cash investing and financing activities:
Increase in prepaid expenses and financed insurance payable	$328	$—
Capital expenditures included in accounts payable	$548	$—
Additional retirement obligations included in capital expenditures	$229	$—

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Development, LLC

Notes to Consolidated Financial Statements

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation—Ramaco Development, LLC, a Delaware limited liability company formed on July 2, 2015 (the “Company”), is a mineral acquisition and development company specializing in acquiring and developing properties for coal mining activities.

The Company does not presently have any commercial mining operations but is actively pursuing development of its metallurgical mining interests in Logan, Mingo and Wyoming Counties, West Virginia (“Elk Creek Reserve”), Washington County, Pennsylvania (“RAM Mine Reserve”) and McDowell County, West Virginia and Tazewell and Buchanan Counties, Virginia (“Berwind Reserve”). Until August 2015, these development activities were conducted within Ramaco, LLC (a related party by means of common ownership) through its subsidiaries, RAM Mining, LLC and Ramaco Resources, LLC. In August 2015 in connection with the foregoing development efforts, Ramaco, LLC contributed its ownership interests in these subsidiaries to Ramaco Development, LLC and then distributed its ownership interests in the Company to its members on a pro rata basis in accordance with its members’ respective sharing ratios (the “Reorganization”).

On August 25, 2015, Yorktown Energy Partners X, L.P. subscribed for 100 thousand Company units for an aggregate subscription price of $10 million. At December 31, 2015, $9.5 million of the subscription was funded and 95 thousand Company units were issued. The proceeds were partially used to (i) make the bonus and initial minimum annual royalty payments totaling $2.05 million for the Berwind Reserve (as discussed in Note 3), (ii) repay $1.4 million due to Ramaco, LLC and (iii) pay offering costs associated with a planned equity offering and for other general corporate purposes.

These consolidated financial statements include the accounts of Ramaco Development, LLC together with its subsidiaries including RAM Mining, LLC and Ramaco Resources, LLC. Intercompany balances and transactions have been eliminated in preparation of these financial statements.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and SEC Staff Accounting Bulletin (SAB) Topic 1.B. Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity and include allocations of certain corporate expenses of Ramaco, LLC (see Note 2). Management believes that the assumptions and estimates used in determining these allocations are reasonable. However, the financial statements may not necessarily reflect the Company’s financial position, results of operations, or cash flows in the future, or what its financial position, results of operations, or cash flows would have been if it had been a stand-alone entity during the periods presented.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets, and the reported amounts of expenses during the reporting period. Accordingly, actual results could differ from those estimates and it is at least reasonably possible that a change in estimates could occur in the near-term. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, mine development costs and asset retirement obligations.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Cash—Until completion of the Reorganization, the Company’s operations were funded by Ramaco, LLC from its centralized treasury.

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

Coal Properties—Coal properties are recorded at cost. Mine development costs represent the costs incurred to prepare mine sites for future mining. These costs include costs of acquiring, permitting, planning, research, and establishing access to identified mineral reserves and other preparations for commercial production as necessary to develop and permit the properties for mining activities. Operating expenditures including certain professional fees and overhead costs are not capitalized but are expensed as incurred. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Coal properties are not amortized until such time as the undeveloped mineral property interests are converted to proven and probable reserves and mining begins. At that time, the capitalized mine development costs will be amortized on a units-of-production basis.

Impairment of Long-lived Assets—The Company reviews and evaluates its long-lived assets, including property, plant and equipment and mine development costs, for impairment when events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. Recoverability is measured by comparing the net book value to the fair value. When the net book value exceeds the fair value, an impairment loss is measured and recorded.

If it is determined that an undeveloped mineral interest cannot be economically converted to proven and probable reserves, or that the recoverability of capitalized mine development costs is uncertain, such capitalized costs are reduced to their net realizable value and an impairment loss is recorded to expense and future development costs are expensed as incurred.

Investment Restricted for Surety Bond—The Company’s investment in a treasury obligation money market fund at December 31, 2014 served as collateral for a surety bond. The Company classified the money market fund as long-term and available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. There were no unrealized holding gains or losses at any reporting date. During 2015, the Company withdrew the money market fund after it was no longer required to be maintained under the terms of the surety bond.

Deferred Offering Costs—Incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, the Company defers costs incurred in connection with ongoing offering of equity securities and will apply these costs against the proceeds of the offering. Costs incurred with unsuccessful offerings will be expensed.

Asset Retirement Obligations—Legal obligations associated with the retirement of long-lived assets are reflected at their estimated fair value, with a corresponding charge to development costs, at the time they are incurred. The Company’s asset retirement obligation liabilities primarily consist of spending estimates related to reclaiming metallurgical coal land and support facilities in accordance with federal and state reclamation laws as defined by each mining permit. The Company estimates and records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is amortized over the unit of production method over estimated recoverable reserves upon commencement of mining. Upon settlement of the liability, the Company settles the obligation for its recorded amount or incurs a gain or loss.

Fair Value Measurements—Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

an orderly transaction between market participants at the measurement date. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted market prices for similar assets and liabilities; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company had an investment restricted for a surety bond in which the fair value of the money market fund was measured on a recurring basis using Level 1 inputs.

The Company’s nonrecurring fair value measurements include asset retirement obligations; the estimated fair value of which is calculated as the present value of estimated cash flows related to its reclamation liabilities using Level 3 inputs. The significant inputs used to calculate such liabilities include estimates of costs to be incurred, the Company’s credit adjusted discount rate, inflation rates and estimated date of reclamation.

Income Taxes—The Company is a limited liability company taxed as a partnership. The Company is therefore not subject to U.S. federal income tax at an entity level. Instead, the Company’s members are taxed on their proportionate share of the Company’s taxable income.

Concentrations—The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the mineral markets could have an adverse effect on the Company’s operations.

Segment Reporting—The Company has properties in West Virginia, Virginia and Pennsylvania each consisting of mining complexes for production of metallurgical coal from both underground and surface mines. These operations are within the Appalachia basin. Geology, coal transportation routes to customers, regulatory environments and coal quality or type are characteristic to a basin. For financial reporting purposes, these operations represent a single segment because each possesses similar production methods, distribution methods, and economic characteristics, resulting in similar long-term expected financial performance.

Adoption of New Accounting Standards—In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and in August 2015 the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year. ASU 2014-09 supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible that more judgment and estimates may be required within the revenue recognition process than is required under present U.S. GAAP. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. The new standard also requires additional disclosure about the

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 is effective for reporting periods beginning after December 15, 2017. Early adoption of one year prior to the required effective date is permitted. ASU 2014-09 allows adoption using either of two methods: (i) retrospective to each prior reporting period presented, with the option to elect certain practical expedients; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU will require most leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. This ASU is effective for all interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation. The pronouncement was issued to simplify the accounting for share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. ASU 2016-09 is effective for reporting periods beginning after December 15, 2016.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. ASU 2016-13 was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. ASU 2016-13 is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

The Company is currently assessing the impact that adopting these new accounting standards will have on its financial statements and related disclosures.

The Company has implemented all other new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

2.	Related Party Transactions

The following allocation policies were used in the preparation of the carve-out presentation made in these financial statements. Unless otherwise noted, these policies have been consistently applied in the financial statements. In the opinion of management, the methods for allocating these costs are reasonable. It is not practicable to estimate the costs that would have been incurred by the Company if it had been operated on a stand-alone basis.

Specifically Identified Expenses—Costs related specifically to the Company have been identified and included in the statements of operations. Any costs incurred by Ramaco, LLC which were specifically identifiable to its metallurgical coal mining operations have been charged to the Company.

Shared Operating Expenses—Historically, Ramaco, LLC has not allocated corporate general and administrative services to each subsidiary. These shared services included executive management, accounting, information services, engineering, and human resources. For the purposes of these financial statements, these costs have been allocated to the Company based primarily on a percentage of total development costs incurred for Ramaco, LLC’s different mining development activities.

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

Administrative Services—On August 20, 2015, the Company entered into a Services Agreement with Ramaco, LLC for the use of office space, administrative services, office equipment and supplies for a semi-annual fee of $37.5 thousand. The Services Agreement was subsequently amended to defer its commencement until October 5, 2016.

Debt and Related Interest Expense—Ramaco, LLC historically funded the operating activities of the Company, as well as its other operations, through private offerings of its equity and finance company debt. Funds used by Ramaco, LLC for development of the Company have been recorded by Ramaco, LLC as an intercompany account balance. This balance is reflected in the consolidated balance sheets as “Due to Ramaco, LLC.”

Historically, Ramaco, LLC has not charged or credited the Company for interest on funds provided to, or received from the Company. The following table provides detail of the amounts due to Ramaco, LLC (in thousands):

	Years Ended December 31,
	2015	2014
Balance at beginning of year	$11,053	$6,546
Amounts funded by Ramaco, LLC for:
Operating costs and expenses	26	—
Capital expenditures	989	4,507
Amounts repaid to Ramaco, LLC	(1,385)	—

Balance at end of year	$10,683	$11,053

Interest expense associated with debt obligations related to mining development activities have been allocated to the Company. These amounts have been capitalized as mine development costs in the consolidated balance sheets.

3.	Mine Development Costs

Mine development costs consisted of the following (in thousands):

	December 31,
	2015	2014
Elk Creek Reserve	$12,772	$9,420
Berwind Reserve	2,196	—
RAM Mine Reserve	1,040	961

Total	$16,008	$10,381

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

As part of the Reorganization, the Company entered into leases and subleases from Ramaco, LLC, for the right to mine all of the Elk Creek, Berwind and RAM Mine reserves. The Company has preferential rights to add additional properties that Ramaco, LLC acquires or controls in these operating areas. Details of each of these leases and subleases are provided below:

Elk Creek Reserve—By lease dated August 20, 2015, RAMACO Central Appalachia, LLC (“RCA”), a wholly-owned subsidiary of Ramaco LLC, leased some, but not all, of its coal and surface interests owned in fee in and around the Elk Creek property. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when the Company pays to RCA its first payment of Minimum Monthly Royalty (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises. The Company is obligated to pay RCA a tonnage-based royalty (“Production Royalty”) with tiered rates, within customary market ranges, based on the method of mining, with underground mining bearing lower royalty rates, surface mining bearing higher rates, and highwall mining bearing the highest rate. In addition to the Production Royalty, the Company is obligated to pay certain minimum royalty payments to RCA if its earnings before interest, taxes, depreciation and amortization (“EBITDA”) on a consolidated basis, including all of its subsidiaries (collectively, the “Company Group”) for the immediately preceding 12 month period (“LTM”) less Company Group’s capital expenditures (“CapEx”) for the same period are greater than or equal to $40 million (the “Threshold”). Each month that such EBITDA less CapEx for the LTM exceeds the Threshold, the Company shall pay to RCA $41,667 as minimum royalty until the Company has paid 24 of such minimum royalty payments and, thereafter, shall pay $166,667 as minimum royalty for each month that EBITDA less CapEx for the LTM exceeds the Threshold. Minimum monthly royalty payments are fully recoupable from Production Royalty payments. Further, the Company shall pay certain overriding royalty payment and certain annual payments to RCA’s predecessors-in-title and may deduct such overriding royalty payments from the Production Royalty and credit such annual payments against the minimum monthly royalty payments.

By surface rights lease dated August 20, 2015, RCA leased to the Company surface interests in and around the Elk Creek property for construction and maintenance of a coal preparation plant, impoundments and related preparation facilities. RCA also grants the Company the non-exclusive right to use roads located on the premises. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when the Company pays to RCA its first payment of Base Rent (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises and all surrounding properties that can be mined in connection with the premises. The Company is obligated to pay RCA throughput payments of 0.5% of gross selling price per ton of coal mined from properties other than the Elk Creek property and, under certain circumstances, a supplemental throughput payment in addition to the foregoing throughout payment. In addition to the foregoing throughput payments, the Company is obligated to pay certain Base Rent payments to RCA. Each month that such EBITDA less CapEx for the LTM exceeds the Threshold, the Company shall pay to RCA $41,667 as Base Rent until the Company has paid 24 of such Base Rent payments and, thereafter, shall pay $83,333 as Base Rent for each month that EBITDA less CapEx for the LTM exceeds the Threshold. Minimum monthly royalty payments are fully recoupable from Production Royalty payments. Base Rent payments are fully recoupable from the foregoing throughput payments.

By sublease dated August 19, 2015, RCA subleased to the Company all of its rights under two leases with WPP LLC. The initial term of the sublease is five years and may be renewed in five-year increments until exhaustion of the mineable and merchantable coal located on the subleasehold premises. Under this sublease, the Company shall pay to WPP LLC a minimum annual royalty in arrears equal to no greater than $100,000. Moreover, under this sublease, the Company shall pay to WPP LLC a tonnage royalty that falls within the range of current market rates.

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

In addition to the foregoing agreements concerning the Elk Creek property, RCA and the Company entered into a mutual cooperation agreement, dated August 20, 2015. Under the mutual cooperation agreement, each party is required to notify the other in the event that such party acquires an interest in real property adjacent to or contiguous with the Elk Creek property, or is reasonably possible to mine in connection with the Elk Creek property. RCA granted the Company (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RCA in and around the Elk Creek property on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Elk Creek property that are owned and/or leased by RCA in which RCA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, the Company granted RCA (i) the option, for a period of 3 years, to purchase properties owned and/or leased by the Company in and around the Elk Creek property, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by the Company in and around the Elk Creek property that are owned and/or leased by the Company in which the Company has received a bona fide offer to purchase such property from a third party.

Berwind Reserve—By Sublease dated August 20, 2015, RCA subleased to the Company all of its rights under its lease with Berwind. The initial term of the sublease is five years and may be renewed in five year increments until exhaustion of the mineable and merchantable coal located on the subleasehold premises. Under this sublease, the Company is obligated to pay Berwind Production Royalty within the range of customary market rates for deep-mining, with the rates varying by the seam being mined. In addition, the Company owes Berwind a minimum annual royalty in advance equal to $50,000 per year in lease years 1 and 2, $100,000 per year in lease years 3, 4, and 5, and $250,000 per year in lease years 6 and beyond. The Company also owes Berwind a customary wheelage fee equal to 0.5% of the gross sales price of coal mined elsewhere but transported over, under, across or through the lease premises. Under the sublease from RCA, the Company is further obligated to pay RCA a small overriding royalty payment, to which Berwind has agreed, which still reflects an aggregate royalty rate consistent with customary market royalty rates for deep mining. Finally, the Company may recoup $2 million against future Production Royalty payments to Berwind arising from a bonus payment made by RCA upon execution of its lease from Berwind; provided, however, such bonus payment may be recouped against future Production Royalty payments to Berwind at a rate equal to 25% of Production Royalty in excess of the annual minimum royalty.

In addition to the foregoing, RCA and the Company entered into a mutual cooperation agreement. Under the mutual cooperation agreement dated August 20, 2015, each party is required to notify the other in the event that such party acquires an interest in real property adjacent to or contiguous with the Berwind property, or is reasonably possible to mine in connection with the Berwind property. RCA granted the Company (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RCA in and around the Berwind property on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Berwind property that are owned and/or leased by RCA in which RCA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, the Company granted RCA (i) the option, for a period of three years, to purchase properties owned and/or leased by the Company in and around the Berwind Property, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by the Company in and around the Berwind property that are owned and/or leased by the Company in which the Company has received a bona fide offer to purchase such property from a third party.

RAM Mine Reserve—By amended and restated lease dated August 20, 2015, RAMACO Northern Appalachia, LLC (“RNA”) and RAM Farms, LLC (“RF”) leased their coal and surface rights, respectively, in and around the

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

RAM Mine property to the Company. The initial term of this lease is 12 years and expires on the later of August 20, 2027, or the tenth anniversary of the date when the Company pays to RNA its first payment of Minimum Monthly Royalty (which is specified below). In any event, this lease may be renewed until exhaustion of all mineable and merchantable coal from the premises. The Company is required to pay RNA a tonnage royalty within the range of customary market royalty rates, of coal mined from the premises. In addition to the foregoing tonnage royalty payments, the Company is obligated to pay certain minimum annual royalty payments to RNA and certain surface rentals to RF. Each year that such EBITDA less CapEx for the LTM exceeds the Threshold, the Company shall pay to RNA $100,000 as minimum annual royalty which is fully recoupable against future tonnage royalty due under the lease, and shall pay to RF $12,000 as surface rental which is not recoupable against future tonnage royalty due under this lease. After the Company obtains all necessary permits, consents and other governmental authorizations to conduct coal mining operations on the RAM Mine property, the annual minimum royalty payment due to RNA shall increase from $100,000 to $500,000 but only when such EBITDA less CapEx for the LTM exceeds the Threshold. In addition, the Company must pay to some of RNA’s predecessors-in-interest overriding royalty payments equal to $0.50 per ton of coal mined from the premises and a $1,250,000 bonus payment upon obtaining all governmental consents, permits and authorizations necessary to commence mining operations on the premises. Finally, the Company is obligated to pay RNA a wheelage fee equal to 0.5% of the gross sales price of coal mined elsewhere but transported under, over, across or through the leasehold premises.

In addition to the foregoing, RNA and the Company entered into a mutual cooperation agreement, dated August 20, 2015. Under the mutual cooperation agreement, each party is required to notify the other in the event that such party acquires an interest in real property that is located in the Commonwealth of Pennsylvania and contains coal or mining rights. RNA granted the Company (i) the option, subject to any third-party agreements which prohibit the exercise of such option, for a period of 10 years, to lease or sublease any real properties owned and/or leased by RNA in Commonwealth of Pennsylvania on pricing terms based on a formula set forth in the cooperation agreement, and (ii) a right of first refusal, subject to any third-party agreements which prohibit the exercise of such right, for a period of 10 years, to purchase, lease, sublease or license all or part of real property in and around the Commonwealth of Pennsylvania that are owned and/or leased by RNA in which RNA has received a bona fide offer to purchase, lease or sublease such property from a third party. In exchange, the Company granted RNA (i) the option, for a period of three years, to purchase properties owned and/or leased by the Company in the Commonwealth of Pennsylvania, and (ii) the right of first refusal, for a period of three years, to purchase properties owned and/or leased by the Company in Commonwealth of Pennsylvania that are owned and/or leased by the Company in which the Company has received a bona fide offer to purchase such property from a third party.

4.	Asset Retirement Obligations (ARO)

The Company estimates its ARO liabilities for final reclamation based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. These estimates are reviewed at least annually by management and revised as warranted by additional data. Spending estimates are escalated for inflation and then discounted at the credit-adjusted risk-free rate, which was 3.01% and 2.75% at December 31, 2015 and 2014, respectively. The Company records an ARO asset associated with the discounted liability for final reclamation as a mine development cost.

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

The obligation and corresponding asset are recognized in the period in which the liability is incurred. Amounts recorded related to asset retirement obligations are as follows (in thousands):

	Years Ended December 31,
	2015	2014
Balance at beginning of year	$1,791	$1,723
Additional retirement obligations incurred	229	—
Accretion expense	75	68

Balance at end of year	$2,095	$1,791

5.	Commitments and Contingencies

Environmental Liabilities—Environmental liabilities are recognized when the expenditures are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Generally, such recognition would coincide with a commitment to a formal plan of action. No amounts have been recognized for environmental liabilities.

Surety Bond—In accordance with state laws, the Company is required to post reclamation bonds to assure that reclamation work is completed. Outstanding reclamation bonds totaled approximately $2.9 million at December 31, 2015 and 2014.

6.	Subsequent Events

The Company has evaluated subsequent events through October 24, 2016, the date which these financial statements were issued.

On February 17, 2016, Yorktown Energy Partners X, L.P. contributed $500 thousand for five thousand Company units in completion of its previous subscription.

In March 2016, the Company expensed the deferred offering costs recorded at December 31, 2015 because the relevant period under applicable accounting guidance for the planned private offering of its equity securities expired.

On July 1, 2016, the Company acquired from Alpha Natural Resources, Inc. (i) a preparation plant and coal loading facility and (ii) one idle mine (collectively referred to as the Knox Creek Acquisition) for cash consideration of approximately $100 thousand, the payment of $165 thousand of property taxes and lease and contract cure costs and the assumption of reclamation obligations of approximately $9 million.

On August 31, 2016, the Company issued an aggregate of 4.5 million shares of Series A Convertible Preferred Units for an aggregate amount of $90 million. The Company received proceeds of approximately $83 million after deducting (i) estimated direct and incremental expenses of $2.7 million including financial advisory fees, closing costs, legal expenses, and other offering-related expenses and (ii) the exchange and offset of $4.0 million of principal and accrued but unpaid interest owed by the Company pursuant to outstanding promissory notes payable to one of its members.

Concurrent with issuance of the Series A Convertible Preferred Units, the Company issued a promissory note payable to convert the remaining amounts due to Ramaco, LLC totaling approximately $10.6 million to a note payable. The note bears interest at an annual rate of 1.82% and is due in four annual installments.

Ramaco Development, LLC

Notes to Consolidated Financial Statements (continued)

Also on August 31, 2016, the Company granted to two of its executives an aggregate of approximately 333 thousand options (approximately 167 thousand each) for purchase of the Company’s common units for an exercise price of $15 per unit. The options vest in equal installments over the next three years and have a ten year term from the grant date. The options provide for accelerated vesting in the event of a change of control of the Company or death or disability of the executive.

*  *  *  *  *

Ramaco Development, LLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2016	December 31, 2015
Assets
Current assets
Cash	$275	$994
Prepaid expenses	219	261

Total current assets	494	1,255
Coal properties, at cost
Mine development	18,249	16,008
Deposits	235	—
Deferred offering costs	—	3,089

Total Assets	$18,978	$20,352

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$645	$640
Accrued expenses	21	82
Financed insurance payable	86	192

Total current liabilities	752	914
Asset retirement obligations	2,135	2,095
Note payable—related party	2,750	—
Due to Ramaco, LLC	10,629	10,683

Total liabilities	16,266	13,692
Commitments and contingencies	—	—
Members’ equity	2,712	6,660

Total Liabilities and Members’ Equity	$18,978	$20,352

See notes to unaudited condensed consolidated financial statements

Ramaco Development, LLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Six Months Ended June 30,
	2016	2015
Revenue	$—	$—
Cost and expenses
Operating costs and expenses	225	267
Asset retirement obligation accretion	40	35
Professional fees	3,412	62
General and administrative	759	358

Total cost and expenses	4,436	722

Operating loss	(4,436)	(722)
Interest expense	11	—

Net loss	$(4,447)	$(722)

See notes to unaudited condensed consolidated financial statements

Ramaco Development, LLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities
Net loss	$(4,447)	$(722)
Adjustments to reconcile net loss to net cash from operating activities:
Accretion of asset retirement obligations	40	35
Costs associated with abandoned offering	3,089	—
Changes in operating assets and liabilities:
Prepaid expenses	106	83
Deposits	(235)	—
Accounts payable	4	307
Accrued expenses	(61)	—

Net cash from operating activities	(1,504)	(297)
Cash flows from investing activities
Capital expenditures	(2,241)	(1,210)

Net cash from investing activities	(2,241)	(1,210)
Cash flows from financing activities
Advances from Ramaco, LLC	863	1,014
Repayments to Ramaco, LLC	(917)	—
Payments of financed insurance payable	(170)	—
Proceeds from note payable—related party	2,750	—
Capital contributions from existing members	500	493

Net cash from financing activities	3,026	1,507

Net change in cash	(719)	—
Cash, beginning of period	994	—

Cash, end of period	$275	$—

See notes to unaudited condensed consolidated financial statements

Ramaco Development, LLC

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements include the accounts of Ramaco Development, LLC and its subsidiaries (the “Company”). The Company is a mineral acquisition and development company specializing in acquiring and developing properties that may be used for coal mining activities. All subsidiaries are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial reporting and U.S. Securities and Exchange Commission regulations. In the opinion of management, all adjustments, consisting of normal, recurring accruals considered necessary for a fair presentation, have been included. Results of operations for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the year ending December 31, 2016.

The condensed consolidated financial statements as of and for the periods ended June 30, 2016 and 2015 are unaudited. The consolidated balance sheet as of December 31, 2015 has been derived from the audited financial statements at that date but does not include all of the disclosures required by GAAP. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2015 and related notes thereto included elsewhere in this prospectus.

Use of Estimates—The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This guidance outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue From Contracts With Customers: Deferral of the Effective Date. The amendment in this update defers the effective date of ASU 2014-09 for all entities by one year. Accordingly, this standard will be effective for public companies for annual reporting periods beginning after December 15, 2017.

In February 2016, the FASB issued ASU 2016-02, Leases, which aims to make leasing activities more transparent and comparable and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. This ASU is effective for all interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation. The pronouncement was issued to simplify the accounting for share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. ASU 2016-09 is effective for reporting periods beginning after December 15, 2016.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. ASU 2016-13 was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. ASU 2016-13 is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

The Company is currently assessing the impact that adopting these new accounting standards will have on its financial statements and related disclosures.

2.	Note Payable

On June 9, 2016, the Company entered into a note payable with one its members in the amount of $2.7 million. This note payable bears interest at an annual rate of 6.0%. This note was subsequently settled on August 31, 2016 upon issuance of Series A Convertible Preferred Units by the Company (Note 5).

3.	Asset Retirement Obligations (ARO)

The Company estimates its ARO liabilities for final reclamation based upon detailed engineering calculations of the amount and timing of the future cash spending for a third-party to perform the required work. These estimates are reviewed at least annually by management and revised as warranted by additional data. Spending estimates are escalated for inflation and then discounted at a credit-adjusted risk-free rate. The Company records an ARO asset associated with the discounted liability for final reclamation as a mine development cost. The obligation and corresponding asset are recognized in the period in which the liability is incurred. Amounts recorded related to asset retirement obligations are as follows (in thousands):

	Six Months Ended June 30,
	2016	2015
Balance at beginning of period	$2,095	$1,791
Additional retirement obligations incurred	—	230
Accretion expense	40	35

Balance at end of period	$2,135	$2,056

4.	Related Party Transactions

Administrative Services—On August 20, 2015, the Company entered into a Services Agreement with Ramaco, LLC for the use of office space, administrative services, office equipment and supplies for a semi-annual fee of $37.5 thousand. The Services Agreement was subsequently amended to defer its commencement until October 5, 2016.

Debt and Related Interest Expense—Ramaco, LLC historically funded the operating activities of the Company, as well as its other operations, through private offerings of its equity and finance company debt. Funds used by Ramaco, LLC for development of the Company have been recorded by Ramaco, LLC as an intercompany account balance. This balance is reflected in the consolidated balance sheets as “Due to Ramaco, LLC.”

5.	Subsequent Events

On July 1, 2016, the Company acquired from Alpha Natural Resources, Inc. (i) a preparation plant and coal loading facility and (ii) one idle mine (collectively referred to as the Knox Creek Acquisition) for a cash consideration of approximately $100 thousand, the payment of $165 thousand of property taxes and lease and contract cure costs and the assumption of reclamation obligations of approximately $9 million.

On August 31, 2016, the Company issued an aggregate of 4.5 million shares of Series A Convertible Preferred Units for an aggregate amount of $90 million. The Company received proceeds of approximately $83 million after deducting (i) estimated direct and incremental expenses of $2.7 million including financial advisory fees, closing costs, legal expenses, and other offering-related expenses and (ii) the exchange and offset of $4.0 million of principal and accrued but unpaid interest owed by the Company pursuant to outstanding promissory notes payable to one of its members.

Concurrent with issuance of the Series A Convertible Preferred Units, the Company issued a promissory note payable to convert the remaining amounts due to Ramaco, LLC totaling approximately $10.6 million to a note payable. The note bears interest at an annual rate of 1.82% and is due in four annual installments.

Also on August 31, 2016, the Company granted to two of its executives an aggregate of approximately 333 thousand options (approximately 167 thousand each) for purchase of common units for an exercise price of $15 per share. The options vest in equal installments over the next three years and have a ten year term from the grant date. The options provide for accelerated vesting in the event of a change of control of the Company or death or disability of the executive.

*  *  *  *  *

Appendix A

GLOSSARY OF TERMS

Acid mine drainage. Drainage flowing from or caused by mining activities that is acidic with elevated levels of dissolved metals.

AML Fund. Abandoned Mine Lands Fund.

Arnu. This is similar to the Free Swelling Index and delivers a more specific measure of swelling during heating.

Ash content. The percent of ash in the coal becomes an impurity in the coke and should be as low as possible. Many coals undergo washing techniques in preparation plants to lower the ash content in the shipped product. Typical ash contents range from six percent to fifteen percent.

Ash fusion temperature. Ash fusion temperature (“AFT”) is a measure of the temperature at which the post-combustion coal ash melts and should be as high as possible. Higher ash fusion temperatures prevent ash from depositing on coke oven walls and floors. Several different measures are available, but all are used to determine whether the coal will work in a specific coke oven.

Ash. Inorganic material consisting of silica, alumina, iron, calcium, sodium and other incombustible matter that is contained in coal. The composition of the ash can affect the burning characteristics of coal.

Bank Cubic Yard. The calculation of one cubic yard of earth or rock in its natural state before it’s removed from the ground.

Blast furnace. A furnace that burns coke with an air blast to smelt iron ore.

CAA. Clean Air Act.

CAIR. Clean Air Interstate Rule.

Cardno. Cardno MM&A, independent mining engineers

Central Appalachia Basin. Coal producing area in eastern Kentucky, Virginia, southern West Virginia and northern Tennessee.

CERCLA. Comprehensive Environmental Response, Compensation and Liability Act.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer of coal is called a “seam.” A seam can vary in thickness from inches to a hundred feet or more.

Coke oven. A heat-resistant chamber where coal is heated to separate the coal gas, coal water and tar. The process leaves behind a hard residue, known as coke.

Coke Strength after Reaction. Coke Strength after Reaction (“CSR”) is a measure of the strength of coke after heating and reaction. This is one of the major quality considerations when assessing coking coals.

Continuous-miner room-and-pillar mining. A continuous miner that cuts “rooms” into the coal seam, and simultaneously loads for transportation to the surface. As the unit cuts the rooms, it leaves behind “pillars” of coal which support the roof of the mine. This is the most common type of underground coal mining.

CPP. Clean Power Plan.

CSAPR. Cross-State Air Pollution Rule.

CTPF. Clean tons per foot.

CWA. Clean Water Act.

Deep mine. Also known as an underground mine. Usually located several hundred feet below the earth’s surface and accessed by a slope, drift portal or shaft.

Delivered cost. The cost of coal, including transportation costs, taxes, commissions, insurance and expenses associated with the equipment used to transport the coal.

Demurrage. A form of liquidated damages the charterer pays the shipowner for its extra use of the vessel as it is stated in the charter party (the governing contract).

Effective Mining Ratio. Ratio calculated by dividing bank cubic yards by clean recoverable tons plus highwall miner tons.

EIA. Energy Information Administration.

Electric arc furnace. A method of producing steel by using an electric arc to melt scrap metal.

EPA. Environmental Protection Agency.

Feet per shift. Feet per shift is the key operating variable for deep mines or highwall miners. It is a measurement of the advancement that the underground mining equipment or the highwall miner can make during one shift.

Fluidity. A measure of a coal’s ability to become fluid and to bond with other coals in a coke oven blend. Higher fluidity over a wide range of temperatures is most desirable. U.S. high volatile coking coals are valued throughout the world for this characteristic.

Foundry coke. A special coke used in furnaces to produce cast and ductile iron products. Foundry coke production requires lower temperatures and longer times than metallurgical coke.

Free Swelling Index. The Free Swelling Index (“FSI”) tests the plastic properties of coal by heating a gram of coal in a crucible and then compares the resulting coke button to a standard chart of shapes and sizes to determine the FSI value. It gives an indication of the coal’s performance in making coke. The values range from 1- 9, with 9 being the best. Normally, any coal that does not have an FSI value of at least 6 is not considered even a marginal coking coal.

Hardgrove Grind Index. The Hardgrove Grind Index (“HGI”) value of coal measures its hardness and its tendency to resist crumbling into fines. The test is based upon the amount of a sample passing through certain size screens after grinding.

Henry Hub Spot Market. “Henry Hub” is a natural gas pipeline in Louisiana that serves as the pricing point for natural gas futures contracts on the New York Mercantile Exchange (“NYMEX”), and as the benchmark price for the North American market.

Highwall mining. This mining technique involves a launch system that sits on a bench that is created via surface mining. Highwall mining utilizes a mining head that creates a square hole when it penetrates the coal, and advances into the coal seam using cameras and other remote guidance technology. As it advances into the seam, coal is conveyed by adding beams in back of the mining unit that convey the coal into a stockpile.

Hydrologic balance. Also known as water balance or hydrologic budget. It accounts for all inflows and outflows for a body of water.

Isopach maps. An isopach map shows thickness variations within a layer or stratum. An isopach is a line drawn through points of equal thickness of the designated area.

Marcellus Shale. A sedimentary rock formation in upstate New York, northern and western Pennsylvania, West Virginia and eastern Ohio.

MATS. Mercury and Air Toxics Standards.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal or “coking” coal, it exhibits thermoplastic or “caking” properties, meaning that it has the ability to become plastic and resolidify when heated in the absence of oxygen. Other important characteristics include its volatile matter content and levels of impurities such as ash and sulfur.

Metallurgical coke. Metallurgical coke, or coke, is a key ingredient in the steel-making process. It is used as a fuel and as a reducing agent in the blast furnace during the smelting of iron ore into iron before it is converted into steel.

Mining Ratio. Ratio calculated by dividing bank cubic yards by clean recoverable tons.

MMBtu. One million British thermal units, or Btus. A Btu is a measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

MSHA. Mine Safety and Health Administration.

MT. Metric tons.

NAAQS. National Ambient Air Quality Standards.

NEPA. National Environmental Policy Act.

Net back price. Global benchmark price, converted to ton, less inland transportation and handling costs.

Norfolk Southern. Norfolk Southern Corporation.

Northern Appalachia Basin. Coal producing area in western Maryland, eastern Ohio, southwestern Pennsylvania and northern West Virginia.

OSM. U.S. Office of Surface Mining.

OSMRE. Office of Surface Mining Reclamation and Enforcement.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed and hauled away prior to coal extraction.

Preparation plant. A facility for crushing, sizing and washing coal to prepare it for use by customers. The washing process separates ash from the coal and may also remove some of the coal’s sulfur content. Usually located on a mine site, although one plant may serve several mines.

Pulverized Coal Injection. Coal is crushed into fine particles and blown into blast furnaces. It is an alternative to metallurgical coke.

RCRA. Resource Conservation and Recovery Act.

Reclamation. The process of restoring land to its prior condition, productive use or other permitted condition following mining activities. The process commonly includes reshaping the land to its approximate original contour, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Recoverable reserves. Coal that is economically recoverable using existing equipment and methods under federal and state law.

Reflectance. This measure uses a microscope to identify the proportion of different mineral types in the coal. The proportion of the mineral types can be used to predict coke oven performance. This is also an effective test for determining the exact components used in a blend.

Reserves. The part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination.

Roof bolters. A hydraulic miner-mounted bolting machine used to install rock bolts in mines, tunnels and other underground facilities. In underground coal mining, roof bolting is used to secure mine roofs and make them self-supportive.

Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Salable Coal. The shippable product of a coal mine or preparation plant. Depending on customer specifications, salable coal may be run-of-mine, crushed-and-screened (sized) coal, or the clean coal yield from a preparation plant.

Short tons. A unit of weight equal to 2,000 pounds.

Southern Appalachia Basin. Coal producing region in southern Tennessee and northern Alabama.

Squire Jim Seam. The lowest known coal seam in the West Virginia-Virginia region, and, due to depth of cover, has never been significantly explored.

Sulfur content. The percent of total sulfur in coking coal should be as low as possible. Similar to ash, sulfur must be removed because it contributes to a higher amount of coke needed to produce a ton of iron and to lower hot metal productivity.

Surface contour mines. Surface mines that mine coal in mountainous terrain. Overburden is removed from the slope forming a bench level with the coal; the overburden is replaced once the coal is removed.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam.

TPEH. Tons per employee hour. The greater the TPEH, the lower the mining costs should be.

Volatile. Products, other than water, released as gas or vapor when coal is burned. Coking coals are generally classified as high, medium or low volatile. “Low volatile” contains 17-22% volatile content, “mid volatile” contains 23-31% volatile content and “high volatile” contains 32% or greater volatile content.

Weir. Weir International, Inc.

Wheelage fee. A fee equal to a percent of the gross sales price of coal mined elsewhere but transported under, over, across or through leasehold premises.

Yards per day or hour. Because different equipment is capable of moving a different number of bank cubic yards, this is the key production variable for surface mining.

Until                      (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors, officers and controlling persons by the underwriters in certain circumstances against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

In connection with our incorporation on October 24, 2016, under the laws of the State of Delaware, we issued 1,000 shares of $0.01 par value common stock to Ramaco Development, LLC for an aggregate purchase price of $1,000. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, State of Kentucky, on                     , 2016.

RAMACO RESOURCES, INC.

By:
Name:
Title:

Each person whose signature appears below appoints Randall Atkins and Michael Bauersachs, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities on                 , 2016.

Signature	Title

Randall Atkins	Executive Chairman and Director

Michael Bauersachs	President and Chief Executive Officer and Director (Principal Executive Officer)

Marc Solochek	Chief Financial Officer (Principal Financial Officer)

Michael Windisch	Chief Accounting Officer (Principal Accounting Officer)

Bryan H. Lawrence	Director

Richard M. Whiting	Director

Howard Keenan	Director

Patrick C. Graney	Director

Signature	Title

Tyler Reeder	Director

Trent Kososki	Director

INDEX TO EXHIBITS

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of Ramaco Resources, Inc.

*3.2	Form of Amended and Restated Bylaws of Ramaco Resources, Inc.

*4.1	Form of Class A Common Stock Certificate

*4.2	Form of Registration Rights Agreement

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1†	Form of Ramaco Resources, Inc. 2017 Long Term Incentive Plan

*10.2	Form of Tax Receivable Agreement

*10.3	Form of RAMACO Resources, LLC Amended and Restated Limited Liability Company Agreement

*10.4	Form of Indemnification Agreement between Ramaco Resources, Inc. and each of the directors and officers thereof

*21.1	Subsidiaries of Ramaco Resources, Inc.

*23.1	Consent of Briggs & Veselka Co.

*23.2	Consent of Weir International, Inc.

*23.3	Consent of Cardno MM&A.

*23.4	Consent of Doyle Trading Consultants, LLC

*23.5	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
†	Compensatory plan or arrangement.